We will amend and complete the information in this preliminary prospectus supplement. The preliminary prospectus supplement and the prospectus are part of an effective registration statement filed with the Securities and Exchange Commission. This preliminary prospectus supplement and the prospectus are not offers to sell or solicitations of offers to buy these securities in any jurisdiction where such offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)

Registration No. 333-133169

SUBJECT TO COMPLETION, DATED MAY 2, 2006

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus Dated April 10, 2006)

3,500,000 Shares

UNITED FIRE & CASUALTY COMPANY

Common Stock

We are offering 3,500,000 shares of our common stock. Our common stock trades on the Nasdaq National Market under the symbol “UFCS.” The last reported sale price of our common stock on the Nasdaq National Market on May 1, 2006 was $29.52 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-9 of this prospectus supplement.

	Per Share	Total

Public offering price	$	$

Underwriting discount	$	$

Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional 525,000 shares from us at the public offering price, less the underwriting discount, to cover over-allotments.

Neither the Securities and Exchange Commission nor any state insurance or securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                              , 2006, subject to customary closing conditions.

A.G. EDWARDS	KEYBANC CAPITAL MARKETS

The date of this prospectus supplement is                         , 2006.

UNITED FIRE & CASUALTY COMPANY

The map below illustrates the locations of our offices and the states in which our insurance company subsidiaries are licensed to write insurance.

Prospectus Supplement

You should rely only on the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the respective dates as of which the information is given.

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering of common stock. To the extent the information contained in this prospectus supplement or any document incorporated by reference conflicts with any of the information contained in the accompanying prospectus or any document incorporated by reference, the information in this prospectus supplement shall control.

SUMMARY

This summary highlights selected information about us and the offering. Because it is a summary, it may not contain all the information that may be important to you. To understand the terms of the securities being offered by this prospectus supplement, you should read this entire prospectus supplement and the accompanying prospectus carefully, including the section entitled “Risk Factors,” the documents identified in the accompanying prospectus under the captions “Where You Can Find More Information” and “Incorporation of Information We File With The SEC,” which information includes our Consolidated Financial Statements and the notes to those statements. In this prospectus supplement the terms “we,” “our” and “the Company” refer to United Fire & Casualty Company or to United Fire & Casualty Company and its consolidated subsidiaries and insurance company affiliate, as the context requires.

Unless otherwise indicated, all information presented in this prospectus supplement or the accompanying prospectus has been prepared based on U.S. generally accepted accounting principles (GAAP) and assumes that the underwriters’ over-allotment option is not exercised.

Overview

United Fire & Casualty Company is an Iowa insurance company incorporated in January 1946. We and our related insurance companies are engaged in the business of writing property and casualty insurance, life insurance and annuities. We and our property and casualty insurers are licensed in 41 states, primarily in the Midwest, West and South, and are represented by approximately 917 independent agencies. Our life insurance subsidiary is licensed in 27 states, primarily in the Midwest and West, and is represented by approximately 944 independent agencies.

At March 31, 2006, we had $502.3 million in total equity and $2.65 billion in total assets. For the year ended December 31, 2005, our total revenue was $619.6 million and net income was $9.0 million, or $0.22 per share. In 2005, our after-tax earnings per share were negatively impacted by Hurricane Katrina and Hurricane Rita by $5.39 and $0.32, respectively.

Our property and casualty insurers have been assigned a financial strength rating of “A” (Excellent) from A.M. Best Company since 1994 (except two insurance subsidiaries that are in a runoff status, which A.M. Best has designated as NR-3 (Rating Procedure Inapplicable)). Our life insurance subsidiary has been assigned a financial strength rating of “A-” (Excellent) from A.M. Best since 1998. In addition, Standard & Poor’s has assigned a financial strength rating of “A” to United Fire & Casualty Company and each of its active subsidiaries, with a negative outlook. A.M. Best historically has rated our property and casualty companies on a pooled basis. However, we recently were notified by A.M. Best that our companies will be rated on a group basis in the future, consistent with rating guideline changes A.M. Best recently adopted.

Our Property and Casualty Business

We write both commercial and personal lines of property and casualty insurance through our five active property and casualty insurance companies (United Fire & Casualty Company; its subsidiaries Addison Insurance Company, Lafayette Insurance Company and United Fire & Indemnity Company; and its affiliate, United Fire Lloyds). We focus primarily on our commercial lines, which represented 91.1 percent of our direct property and casualty premiums written for the year ended December 31, 2005. Our primary commercial lines are tailored business packages that generally include two or more of the following coverages: fire and allied lines, other liability, automobile, workers’ compensation and surety. Our personal lines, which represented 8.9 percent of our direct property and casualty premiums written for the year ended December 31, 2005, primarily consist of automobile and fire and allied lines coverage. Our property and casualty insurance business is primarily focused in the Midwest, West and South. The following states provided 55.6 percent of the direct premium volume in the property and casualty insurance segment in 2005: Iowa (13.4 percent), Texas (12.9 percent), Colorado (10.5 percent), Louisiana (10.4 percent) and Missouri (8.4 percent).

Our Life Insurance Business

Our life insurance subsidiary is United Life Insurance Company, a wholly owned Iowa life insurance company headquartered in Cedar Rapids, Iowa, which underwrites all of our life insurance and annuity business. Our principal products are single premium annuities, universal life and traditional life (primarily single premium whole life) insurance. Universal and traditional life products have become a larger portion of our life insurance business in recent years. Our 2005 life insurance premium revenues, as determined on the basis of statutory accounting principles (the accounting principles prescribed by the National Association of Insurance Commissioners’ Accounting Practices and Procedures Manual as applied in the State of Iowa), were allocated as follows: single premium annuities (approximately 64.4 percent); traditional life products (approximately 21.1 percent); and universal life products (approximately 13.1 percent). We also underwrite and market other traditional products, including various term life insurance products and whole life insurance. Additionally, we offer an individual disability income rider that may be attached to our life insurance products. We do not write variable annuities, equity-indexed annuities or variable insurance products.

Business Focus

Throughout the Company’s 60 years in business, we have sought to write good business at an adequate price, preferring quality to volume. In both our property and casualty and life insurance businesses, we have relied on networks of independent agencies and maintained disciplined control over our mix of products offered and local markets served. Our goal of consistent profitability is served by these business strategies:

•	Disciplined, experienced underwriting. We are selective about the new policies we underwrite, seeking new and renewal business that enables us to maintain our profitability standards. We employ experienced underwriters, and we focus on markets where our underwriting expertise provides us a competitive advantage. Our disciplined approach to writing policies enables us to grow by writing quality business instead of simply focusing on increasing our premium revenue.

•	Increased emphasis on core property and casualty commercial lines. In 2001, we increased our focus on commercial lines of insurance and reduced our personal lines business. Our commercial lines of business represented approximately 91.1 percent of our direct property and casualty premiums written in 2005, up from approximately 82.1 percent in 2001. Our strategy is to maximize long-term profitability by focusing on the property and casualty commercial lines today and in the future.

•	Disciplined and focused management. We manage our business based on three core performance indicators: return on equity, loss ratios and expense levels. We focus our performance on these indicators by aligning our employee incentive compensation programs with performance targets for each of the three key indicators. We maintain detailed systems, records and databases that enable us to continuously monitor our book of business to identify and react swiftly to positive or negative trends. We are able to track our performance, including loss ratios, by reporting segment, product, region, state, producer and policyholder. We produce and review detailed profitability reports on a routine basis, primarily monthly, as part of our policy of continuously analyzing and reviewing our book of business.

•	Longstanding knowledge of markets. We underwrite property and casualty insurance in 41 states. Our largest property and casualty markets are Iowa, Texas, Colorado, Louisiana and Missouri, which collectively accounted for approximately 55.6 percent of our direct property and casualty premiums written in 2005. We underwrite life insurance in 27 states, with Iowa, Wisconsin, Minnesota, Nebraska and Illinois accounting for approximately 76.5 percent of our direct life insurance premiums written on a statutory basis in 2005. We believe our regional presence in our largest markets provides us with a competitive advantage over large, national competitors with centralized operations.

•	Continued focus on small- to mid-sized commercial accounts. Through our experienced independent agencies, we target small- to mid-sized commercial accounts. We believe that this market affords us the best opportunity to compete successfully. Small- to mid-sized commercial accounts are less price-sensitive in the selection of their insurance and are more apt to focus their insurance carrier decision on quality customer service, an area where we excel. We have historically been able to develop relationships with these accounts that can last for many years.

•	Strong relationships with agencies. We distribute our products through a network of approximately 917 independent property and casualty agencies and approximately 944 independent life agencies. We have developed strong agency relationships due to our local presence and our performance-based compensation programs. Because we rely exclusively on independent agencies, we utilize a profit-sharing plan as an incentive for agents to place high-quality property and casualty business with us. We offer competitive commission rates and other sales inducements to maintain and enhance relationships with existing independent agencies as well as to attract new independent agencies. We continually monitor our agencies for compatibility with us, taking into account factors such as loss ratio, premium volume and relationship history. We seek relationships with agencies where we will be one of their top three insurers, measured on the basis of direct premiums written. To encourage our life agents to market our products, we provide a variety of sales inducements.

•	Diversified earnings streams. We understand that the property and casualty business can result in earnings volatility because of the market and weather. Our life insurance business and our surety activities complement the core property and casualty business by providing a more stable, predictable income. In 2005, our life insurance segment generated $126.7 million in revenues, or approximately 20.4 percent of our total revenues. Total life insurance in force, before ceded reinsurance, was $4.3 billion as of March 31, 2006.

•	Talented, resourceful and well-trained employees who offer superior customer service. Our senior management team has extensive experience, with an average of over 30 years of experience in the insurance industry and over 21 years directly with us. Our team has led us through several market cycles, and our seasoned and knowledgeable employee base supports our senior management team. Most of our 648 personnel employed as of March 31, 2006, have completed internal insurance-related training courses within the last 12 months. Further, 404 employees hold a total of 1,025 insurance industry professional designations, and 163 employees are enrolled in insurance industry courses.

•	Commitment to technology. We utilize technology in a variety of ways to assist our agents and improve the delivery of service to our policyholders. For example, in addition to providing general company and product information, our web site also has a section accessible exclusively by our agents where they can receive quotes, report claims online, make online applications and receive policy approval. Our life agents can view the status of clients’ applications and access detailed information on our annuity, universal life, term life and whole life policies. In addition, we provide secure online access to account information for our policyholders.

Recent Catastrophe Experience

In 2005, the property and casualty insurance industry endured the most severe hurricane season in history. On August 26, 2005, Hurricane Katrina struck the southern coast of Florida as a Category 1 storm. On August 29, 2005, Hurricane Katrina devastated the Gulf Coast region as a Category 4 storm, with the states of Louisiana, Mississippi and Alabama the hardest hit. High velocity winds, storm surge, heavy rain and flooding resulted in loss of human life, extensive property damage and extended periods of business interruption. Insurance industry experts estimate the total insured losses arising from Hurricane Katrina to be in the range of $40.0 billion to $60.0 billion. This makes Hurricane Katrina the most costly insured loss from a single event in U.S. history, exceeding Hurricane Andrew and the terrorist attacks of September 11, 2001. Industry experts expect the total economic impact, including insured and uninsured property and flood damages, to exceed $200.0 billion.

Hurricanes Wilma (total industry estimated loss—$10.0 billion), Rita (total industry estimated loss—$7.0 billion), Dennis (total industry estimated loss—$3.0 billion) and Ophelia (total industry estimated loss—$800.0 million) also resulted in significant insured losses during the year. Industry experts estimate Hurricanes Wilma and Rita to rank as the fourth and seventh costliest hurricanes in history, respectively. The year 2004 was also marked by unusually heavy hurricane activity, specifically Hurricanes Charley, Ivan, Frances and Jeanne. Seven of the ten costliest hurricanes in history occurred between August 2004 and October 2005.

Hurricanes Katrina and Rita were the two most costly catastrophes in our Company’s history. We believe that the ability to show a profit for the year, despite the tremendous catastrophe losses incurred, reflects the underlying strength of our operations. Losses and loss settlement expenses, net of reinsurance, for Hurricane Katrina of $178.2 million, together with reinstatement premiums of $8.0 million, negatively affected our after-tax earnings per share by $5.39 and our combined ratio by 41.0 percent in 2005. Losses and loss settlement expenses, net of reinsurance, for Hurricane Rita of $10.9 million negatively affected our after-tax earnings per share by $0.32 and our combined ratio by 2.4 percent in 2005. For the three months ended March 31, 2006, these two hurricanes affected our after-tax earnings per share by $0.86 and $0.01, respectively, and our combined ratio by 28.1 percent and 0.3 percent, respectively. The following table details our reported financial results for 2005 and the three months ended March 31, 2006, including the impact of Hurricane Katrina.

	2005	Three Months Ended March 31, 2006
	(In thousands, except per share data and ratios)
Net income	$9,004	$13,451
Basic earnings per common share	$0.22	$0.57
Diluted earnings per common share	$0.22	$0.57
Losses and loss settlement expenses	$392,228	$81,882
Hurricane Katrina losses and loss settlement expenses, net of reinsurance (1)	$178,193	$31,264
Reinsurance reinstatement premiums	$8,005	—
Combined ratio (GAAP basis) (2)	111.3%	99.2%
Effect of Hurricane Katrina on combined ratio (2)(3)	41.0%	28.1%
Combined ratio (statutory basis) (2)	112.5%	98.5%
Effect of Hurricane Katrina on combined ratio (statutory basis) (2)(4)	39.8%	28.1%
Industry combined ratio (5)	102.0%	N/A

(1)	Amounts reflected for “Hurricane Katrina losses and loss settlement expenses, net of reinsurance” are included in “Losses and loss settlement expenses,” but are also separately listed for comparative purposes.
(2)	Includes effect of reinsurance reinstatement premiums.
(3)	Amounts reflected for “Effect of Hurricane Katrina on combined ratio” are included in “Combined ratio (GAAP basis),” but are also separately listed for comparative purposes.
(4)	Amounts reflected for “Effect of Hurricane Katrina on combined ratio (statutory basis)” are included in “Combined ratio (statutory basis),” but are also separately listed for comparative purposes.
(5)	2005 statutory combined ratio for the property and casualty insurance industry, as estimated by A.M. Best. Information for the three months ended March 31, 2006 is not available.

Risk Factors

An investment in our common stock involves various risks, including the following:

•	Catastrophe losses are unpredictable and may adversely affect our results of operations, liquidity and financial conditions.

•	Our success depends on our ability to price accurately the risks we underwrite. If we fail to assess accurately the risks we assume, we may fail to establish adequate premium rates, which could reduce our income or result in operating losses.

•	Our reserves for claims and future policy benefits may prove to be inadequate, which may result in future charges to earnings and/or a downgrade in our financial strength ratings or the financial strength ratings of our subsidiaries. If actual losses and loss settlement expenses exceed our reserves, our net income and capital would decrease.

•	Reinsurance subjects us to the credit risk of our reinsurers and may not be adequate to protect us against losses arising from ceded reinsurance. In addition, if market conditions cause reinsurance to be more costly or unavailable, we may be required to bear increased risks or reduce the level of our underwriting commitments.

•	Our revenues and profitability are subject to prevailing regulatory, legal, economic, political, demographic, competitive, weather and other conditions in the principal states in which we do business. Changes in any of those conditions or the occurrence of localized perils, such as hurricanes or hailstorms, would have a more pronounced effect on us compared to companies that are more geographically diversified.

Any reduction or other adverse development in our financial strength ratings or the financial strength ratings of our subsidiaries could cause our current and future agents and insureds to choose to transact their business with more highly rated competitors, which would adversely affect our business and financial condition.

For a discussion of these and other risks relating to our business and an investment in our common stock, see “Risk Factors” beginning on page S-9.

Company Information

Our principal executive office is located at 118 Second Avenue, Cedar Rapids, Iowa 52407-3909, and our telephone number is (319) 399-5700. Our web site address is www.unitedfiregroup.com. The information found on our website is not, however, a part of this prospectus supplement and any reference to our website is intended to be an inactive textual reference only and is not intended to create any hypertext link.

The Offering

Common stock offered by United Fire & Casualty Company	3,500,000 shares (or 4,025,000 shares if the underwriters exercise their over-allotment option in full).

Common stock to be outstanding after the offering (1)	27,103,553 shares (or 27,628,553 shares if the underwriters exercise their over-allotment option in full).

Use of proceeds	We estimate that the net proceeds we will receive from the offering of our common stock, after reduction for estimated underwriting discounts and offering expenses payable by us, will be approximately

$97,929,405, or approximately $112,691,250 if the over-allotment option is exercised in full (at an assumed offering price of $29.52 per share, the last reported sale price per share of our common stock on the Nasdaq National Market on May 1, 2006). We intend to use the net proceeds from this offering for general corporate purposes and to enhance our capital position. See “Use of Proceeds.”

Nasdaq National Market symbol	UFCS

Dividend history

We paid a quarterly cash dividend on our common stock of $0.12 per share on March 15, 2006, January 3, 2006, September 15, 2005 and June 15, 2005. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, legal requirements and other factors our board of directors deem relevant.

(1)	Based on shares outstanding on May 1, 2006. The number of shares outstanding excludes 470,100 shares of common stock reserved and available for issuance pursuant to stock options and other awards outstanding under our Nonqualified Employee Stock Option Plan as of March 31, 2006, which had as of such date a weighted average exercise price of $27.94 per share.

SUMMARY FINANCIAL DATA

The following table sets forth summary financial data on a historical basis as of and for the five years ended December 31, 2001 through 2005 along with the three months ended March 31, 2005 and 2006. This information should be read in conjunction with our Consolidated Financial Statements (including the related notes thereto) and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page S-26 of this prospectus supplement.

	Year Ended or as of December 31,					Three Months Ended or as of March 31,
	2001	2002	2003	2004	2005	2005	2006
						(unaudited)
	(In thousands, except per share data, number of shares and ratios)
Income Statement Data:
Revenues:
Net premiums earned	$372,019	$417,286	$464,595	$492,291	$495,516	$122,696	$120,623
Net investment income, net of investment expenses	98,909	105,553	108,540	111,474	118,847	28,761	29,176
Realized investment gains (losses)	(186)	(13,801)	(1,691)	4,060	4,540	1,828	4,124
Other income	2,210	1,839	1,841	300	702	92	219

Total Revenue	$472,952	$510,877	$573,285	$608,125	$619,605	$153,377	$154,142
Benefits, losses and expenses:
Losses and loss settlement expenses	$270,329	$295,980	$288,718	$272,882	$392,228	$49,828	$81,882
Increase in liability for future policy benefits	5,236	5,708	7,318	12,125	17,666	3,919	4,934
Amortization of deferred policy acquisition costs	67,502	79,669	95,773	110,963	115,473	27,507	30,280
Other underwriting expenses	53,042	51,732	45,119	40,960	32,955	10,679	7,428
Interest on policyholders’ accounts	48,213	51,735	56,459	56,386	54,727	14,085	12,881

Total benefits, losses and expenses	$444,322	$484,824	$493,387	$493,316	$613,049	$106,018	$137,405
Income before income tax	$28,630	$26,053	$79,898	$114,809	$6,556	$47,359	$16,737
Federal income tax expense (benefit)	4,537	5,267	24,324	35,992	(2,488)	14,759	3,286

Net income	$24,093	$20,786	$55,574	$78,817	$9,044	$32,600	$13,451
Less preferred stock dividends and accretions	0	3,100	4,742	4,742	4,106	1,357	0

Earnings available to common stockholders	$24,093	$17,686	$50,832	$74,075	$4,938	$31,243	$13,451

Basic earnings per common share (1)	$1.20	$0.88	$2.53	$3.68	$0.22	$1.55	$0.57
Diluted earnings per common share (1)	$1.20	$0.88	$2.36	$3.34	$0.22	$1.38	$0.57
Cash dividends declared per common share (1)	$0.36	$0.37	$0.39	$0.42	$0.48	$0.12	$0.12
Weighted average common shares outstanding (1)	20,071,638	20,074,104	20,076,624	20,115,085	22,444,793	20,156,708	23,598,841

Operating Data:
Statutory combined ratio (2)	104.8%	101.9%	93.1%	86.4%	112.5%	70.2%	98.5%
GAAP combined ratio (3)	104.6%	101.8%	91.6%	85.3%	111.3%	68.9%	99.2%
Ratio of net premiums written to statutory surplus (4)	1.88	1.68	1.49	1.20	1.18	1.13	1.21
Return on average equity (1)	9.0%	6.2%	15.3%	17.9%	1.0%	27.1%	10.7%

Financial Condition Data:
Total assets	$1,851,839	$2,159,475	$2,405,155	$2,570,387	$2,721,924	$2,592,804	$2,648,543
Stockholders’ equity	278,988	290,433	373,926	452,210	500,212	469,659	502,340
Stockholders’ equity per share (1)	$13.90	$14.47	$18.62	$22.46	$21.20	$23.07	$21.28

(1)	All share and per share amounts reflect the effects of the Company’s December 15, 2004 one-for-one stock dividend.
(2)	Our statutory combined ratio is the sum of two separately calculated ratios, our statutory net loss and net loss settlement expense ratio and our statutory underwriting expense ratio. Our statutory loss ratio is calculated by dividing the sum of net losses and net loss settlement expenses by net premium earned. Our statutory expense ratio is calculated by dividing underwriting expenses by net premiums written plus policyholder dividends divided by net premiums earned. See “Statutory and Other Financial Measures” on page S-59.
(3)	Our GAAP combined ratio is the sum of two separately calculated ratios, our net loss and net loss settlement expense ratio and our underwriting expense ratio. Our net loss ratio is calculated by dividing the sum of net losses and net loss settlement expenses by net premium earned. The expense ratio is calculated by dividing nondeferred underwriting expenses and amortization of deferred policy acquisition costs by net premiums earned. See “Statutory and Other Financial Measures” on page S-59.
(4)	Quarterly results are presented on an annualized basis.

RISK FACTORS

Investing in our common stock involves risks. Before purchasing our common stock, you should carefully consider the risks described below in addition to the other information contained or incorporated by reference in this prospectus supplement, including our Consolidated Financial Statements and related notes. Our business, results of operations and financial condition may be materially and adversely affected due to any of the following risks. The trading price of our common stock could decline due to any of these risks, and you could lose all or part of your investment.

Risks relating to our business

Catastrophe losses are unpredictable and may adversely affect our results of operations, liquidity and financial condition.

Our property and casualty insurance operations expose us to claims arising out of catastrophic events, which can be caused by various natural and man-made disasters, including hurricanes, tornadoes, windstorms, hailstorms, fires, explosions, earthquakes, tropical storms and terrorist acts. For example, our catastrophe experience for 2005 reflects direct and assumed incurred costs (including losses, loss settlement expenses and state assessments) relating to Hurricanes Katrina and Rita totaling $322.5 million. We also incurred an $8.0 million reinsurance reinstatement premium in response to Hurricane Katrina. The severe impact of these hurricanes on our 2005 financial results was somewhat mitigated by ceded reinsurance totaling $133.3 million. However, we exhausted our reinsurance coverage available for Hurricane Katrina in 2005, and additional development of losses from this storm during 2006 has not been, and will not be, eligible for reinsurance recovery. Through the first three months of 2006, we have experienced further development on Hurricane Katrina of $31.3 million. We also were impacted by a spring storm that passed through eastern Iowa in April 2006. We anticipate that this storm will result in direct incurred costs of approximately $3.0 million. Catastrophe claims arise principally under our commercial insurance policies, but we also have exposure under our personal insurance policies. In addition, our automobile business exposes us to losses arising from floods and other perils. Property damage resulting from catastrophes is the greatest risk of loss we face in the ordinary course of our business. Claims from catastrophic events could reduce our net income, cause substantial volatility in our financial results for any fiscal quarter or year or otherwise adversely affect our financial condition, liquidity or results of operations. Catastrophes may also negatively affect our ability to write new business. Increases in the value and geographic concentration of insured property and the effects of inflation could increase the severity of claims from catastrophic events in the future.

Catastrophe models may not accurately predict future losses.

Along with others in the industry, we use models developed by third party vendors in assessing our exposure to catastrophe losses that assume various conditions and probability scenarios; such models do not necessarily accurately predict future losses or accurately measure losses currently incurred. Catastrophe models, which have been evolving since the early 1990s, use historical information about hurricanes and detailed information about our in-force business. While we use this information in connection with our pricing and risk management activities, there are limitations with respect to their usefulness in predicting losses in any reporting period. Examples of these limitations are significant variations in estimates between models and modelers and material increases and decreases in model results due to changes and refinements of the underlying data elements and assumptions. Such limitations lead to questionable predictive capability and post event measurements that have not been well understood or proven to be sufficiently reliable. In addition, the models are not necessarily reflective of company or state-specific policy language, demand surge for labor and materials, and loss settlement expenses, which are subject to wide variation by catastrophe. Because the occurrence and severity of catastrophes are inherently unpredictable and may vary significantly from year to year, historical results of operations may not be indicative of future results of operations.

Our success depends on our ability to price accurately the risks we underwrite.

Our results of operations and financial condition depend on our ability to underwrite and set premium rates accurately for a wide variety of risks. Adequate rates are necessary to generate premiums sufficient to pay losses, loss settlement expenses and underwriting expenses and to earn a profit. To price our products accurately, we must collect and properly analyze a substantial amount of data; develop, test and apply appropriate pricing techniques; closely monitor and timely recognize changes in trends; and project both severity and frequency of losses with reasonable accuracy. Our ability to undertake these efforts successfully, and as a result price our products accurately, is subject to a number of risks and uncertainties, some of which are outside our control, including:

•	the availability of sufficient reliable data and our ability to properly analyze available data;

•	the uncertainties that inherently characterize estimates and assumptions;

•	our selection and application of appropriate pricing techniques; and

•	changes in applicable legal liability standards and in the civil litigation system generally.

Consequently, we could underprice risks, which would adversely affect our profit margins, or we could overprice risks, which could reduce our sales volume and competitiveness. In either case, our profitability could be materially and adversely affected.

Our reserves for losses and costs related to settlement of losses and our life reserves may be inadequate, which would have an unfavorable impact on our financial results.

Our reserves for claims and future policy benefits may prove to be inadequate, which may result in future changes to earnings and/or a downgrade of our financial strength rating or the financial strength ratings of our insurance company subsidiaries. We establish property and casualty reserves for loss and loss settlement expenses based on assumptions and estimates of damages and liabilities incurred. For our life insurance products, our actuaries calculate these reserves based on many assumptions and estimates, including estimated premiums we will receive over the assumed life of the policy, the timing of the event covered by the insurance policy, the amount of benefits or claims to be paid, and the investment returns on the assets we purchase with the premiums we receive.

Our reserves are only estimates; we determine the amount of these reserves based on our best estimate and judgment of the losses and costs we will incur on existing insurance policies. Because of the uncertainties that surround estimating loss reserves, we cannot precisely determine the ultimate amounts that we will pay for or the timing of payment of actual benefits and claims or whether the assets supporting the policy liabilities will grow to the level we assume prior to payment of benefits or claims. The following factors may have a substantial impact on our future loss experience:

•	the length of time between the actual occurrence of a claim and the report date of the claim;

•	the amounts of claims settlements and awards;

•	changes in medical care, including the effect of inflation;

•	the cost of home/business repair, including the effect of inflation and the accessibility of labor and materials;

•	state regulatory requirements; and

•	the judicial environment, including, but not limited to, changes in case law, the impact of jury awards and the interpretation of policy provisions.

Actual claims and claims settlement expenses paid might exceed our reserves. If our reserves are insufficient, or if we believe our reserves are insufficient, to cover our actual loss and loss settlement expenses, we would have to augment our reserves and incur charges to our earnings. These charges could be material.

If market conditions cause reinsurance to be more costly or unavailable, we may be required to bear increased risks or reduce the level of our underwriting commitments.

As part of our overall risk and capacity management strategy, we purchase reinsurance for significant amounts of risk, especially catastrophe risks that we and our insurance company subsidiaries underwrite. The availability and cost of reinsurance is subject to market conditions that are beyond our control. The availability and cost of the reinsurance we purchase may affect the level of our business and profitability. Our catastrophe and non-catastrophe reinsurance facilities are generally subject to annual renewal on January 1. We may be unable to maintain our current reinsurance facilities or to obtain other reinsurance facilities in adequate amounts and at favorable rates. For example, beginning January 1, 2006 our retention on our catastrophe reinsurance coverage increased from $10.0 million to $15.0 million, and our coverage limit increased from $125.0 million to $165.0 million. The cost of this coverage increased by 90.0 percent compared to the cost of our previous year’s coverage. Moreover, there may be a situation in which we have more than two catastrophe events within one policy year. Because our current catastrophe reinsurance programs only allow for one automatic reinstatement, we would be required to obtain a new catastrophe reinsurance policy to maintain our current level of catastrophe reinsurance coverage. We may find it difficult to obtain such coverage, particularly if it is necessary to do so during hurricane season following the second catastrophe. If we are unable to renew our expiring facilities or to obtain new reinsurance facilities, either our net exposure to risk would increase or, if we are unwilling to bear an increase in net risk exposures, we would have to reduce the amount of risk we underwrite.

Reinsurance subjects us to the credit risk of our reinsurers and may not be adequate to protect us against losses arising from ceded insurance.

We transfer some of the risk we have from the direct policies that we write to reinsurance companies in exchange for part of the premium we receive in connection with the risk. Although reinsurance makes the reinsurer liable to us to the extent the risk is transferred, it does not relieve us of our liability to our policyholders. The collectibility of reinsurance recoverables is subject to uncertainty arising from a number of factors, including whether insured losses meet the qualifying conditions of the reinsurance contract and whether reinsurers, or their affiliates, have the financial capacity and willingness to make payments under the terms of a reinsurance treaty or contract. Our inability to collect a material recovery from a reinsurer on a timely basis or at all could have a material adverse effect on our liquidity, operating results and financial condition. At March 31, 2006 and December 31, 2005, we had a total of $11.9 million and $63.5 million, respectively, due to us from reinsurers. These recoverable balances included amounts related to Hurricanes Katrina and Rita totaling $7.2 million at March 31, 2006 and $58.9 million at December 31, 2005. Losses incurred by some of our reinsurers from hurricane activity in 2004 and 2005 may adversely affect their financial resources, which could affect their ability to pay us.

Our geographic concentration in both our property and casualty insurance and life insurance segments tie our performance to the business, economic and regulatory conditions of certain states.

The following states provided 55.6 percent of the direct premium volume in the property and casualty insurance segment in 2005: Iowa (13.4 percent), Texas (12.9 percent), Colorado (10.5 percent), Louisiana (10.4 percent) and Missouri (8.4 percent). The following states provided 76.5 percent of the direct statutory premium volume in the life insurance segment in 2005: Iowa (45.6 percent), Wisconsin (8.9 percent), Minnesota (8.4 percent), Nebraska (7.2 percent) and Illinois (6.4 percent). Our revenues and profitability are subject to the prevailing regulatory, legal, economic, political, demographic, competitive, weather and other conditions in the principal states in which we do business. Changes in any of these conditions could make it less attractive for us to do business in such states and would have a more pronounced effect on us compared to companies that are more geographically diversified. In addition, our exposure to severe losses from localized natural perils, such as hurricanes or hailstorms, is increased in those areas where we have written significant numbers of property and casualty insurance policies.

A reduction in our financial strength ratings could adversely affect our business and financial condition.

Third-party rating agencies assess and rate the claims-paying ability of insurers and reinsurers based on criteria established by the agencies. Our property and casualty insurers have been assigned a financial strength rating of “A” (Excellent) from A.M. Best Company since 1994 (except two insurance subsidiaries that are in a runoff status, which A.M. Best has designated as NR-3 (Rating Procedure Inapplicable)). Our life insurance subsidiary has been assigned a financial strength rating of “A-” (Excellent) from A.M. Best since 1998. In addition, Standard & Poor’s has assigned a financial strength rating of “A” to United Fire & Casualty Company and each of its active subsidiaries, with a negative outlook. A.M. Best historically has rated our property and casualty companies on a pooled basis. However, we recently were notified by A.M. Best that our companies will be rated on a group basis in the future, consistent with rating guideline changes A.M. Best recently adopted. These financial strength ratings are used by policyholders, insurers, reinsurers and insurance and reinsurance intermediaries as an important means of assessing the financial strength and quality of insurers and reinsurers. These ratings are not evaluations directed to potential purchasers of our common stock and are not recommendations to buy, sell or hold our common stock. These ratings are subject to change at any time and could be revised downward or revoked at the sole discretion of the rating agencies. We believe that the ratings assigned by third-party rating agencies are an important factor in marketing our products. Our ability to retain our existing business and to attract new business in our insurance operations depends largely on our ratings by these agencies. Our failure to maintain our ratings, or any other adverse development with respect to our ratings, could cause our current and future independent agents and insureds to choose to transact their business with more highly rated competitors. If an agency downgrades our ratings or publicly indicates that our ratings are under review, it is likely that we would not be able to compete as effectively with our competitors, and our ability to sell insurance policies could decline. If that happens, our sales and earnings would decrease. For example, many of our agencies and insureds have guidelines that require us to have an A.M. Best financial strength rating of “A-” or higher. A reduction of our A.M. Best rating below “A-” would prevent us from issuing policies to a majority of our insureds or other potential insureds with similar ratings requirements. In addition, a ratings downgrade by A.M. Best below “A” would constitute an event of default under our credit facility.

If we cannot adequately meet our independent agents’ needs or keep pace with our competitors’ future technological advances, we may lose business.

Our network of independent agents accounts for almost all of the gross premiums on insurance policies that we write and constitutes our primary distribution channel for our products. We do business with approximately 917 property and casualty insurance agencies in 41 states and approximately 944 life insurance agencies in 27 states. Our agents are independent and offer products of competing companies. Independent agents are not obligated to market or sell our insurance products or consult with us. Since many of our competitors also rely significantly on independent agents, we must compete for the business and goodwill of our independent agents. Effective January 1, 2006, we reduced the amount of commissions payable to our independent agencies under our profit sharing plan. Some of our competitors may offer a larger variety of products, lower prices for insurance coverage and higher commissions for independent agents. Our agencies require the timely processing of applications and claims, as well as prompt attention to their questions and concerns. We use technology to provide our agencies with information and to process applications for insurance coverage and claims. Examples of such technology include the use of the Internet to provide agencies with access to policy information and to submit underwriting and claims information. Although we believe we have good relationships with our independent agents, if we are unable to continue to adequately meet our independent agents’ needs and keep pace with our competitors’ future technological advances, we may not be able to retain the agents’ business. A material reduction in the amount of business that our independent agents sell for us would materially and adversely affect our results of operations. For the three months ended March 31, 2006 and the year ended December 31, 2005, our top life agency produced 24.7 percent and 23.1 percent, respectively, of our direct premium collected.

We are subject to interest rate fluctuations and declines in the value of investments held in our investment portfolio due to various market factors, including declines in credit quality related to investments held in our investment portfolio, which could negatively affect our profitability.

We are subject to the negative effects of interest rate fluctuations and other market changes, to declines in value due to market valuations and declines in credit quality related to investments held in our investment portfolio. Some of our products, principally fixed annuities, expose us to the risk that changes in interest rates will reduce our “spread,” which is the difference between the amounts that we are required to pay under the contracts and the rate of return we are able to earn on our investments intended to support our obligations under the contracts.

In periods of increasing interest rates, we may not be able to replace our invested assets with higher yielding assets to the extent needed to fund the higher rates we must pay with respect to our interest-sensitive products to keep them competitive. Consequently, we may have to accept a lower spread, and thus lower profitability, or face a decline in sales and loss of existing contracts and related assets. In periods of declining interest rates, we have to reinvest the cash we receive as interest or return of principal on our investments in lower yielding instruments then available. Moreover, borrowers may prepay fixed income securities, commercial mortgages and mortgage-backed securities in which we have invested in order to borrow at lower market rates, which exacerbates this risk. Because we are entitled to reset the interest rates on our annuities only at limited, pre-established intervals and because many of our policies have guaranteed interest rates, our spreads could decrease and potentially become negative.

Due to the reinvestment risk described above, a decline in market interest rates available on investments could also reduce our return from investments of capital that do not support particular policy obligations, which could also have a material adverse effect on our results of operations. The adverse effect on us of fluctuations in interest rates may be exacerbated because we currently maintain, and intend to continue to maintain, a large portion (approximately 88.5 percent at December 31, 2005) of our investment portfolio in fixed income securities, including our portfolio of preferred debt trading securities. Generally, the fair value of these investments increases or decreases in an inverse relationship with changes in interest rates. We classify most (approximately 96.1 percent, at December 31, 2005) of our fixed income securities as available-for-sale. We must report the value of those investments at their current fair value. Accordingly, fluctuations in interest rates may result in fluctuations in the valuation of our fixed income investments, which could affect our stockholders’ equity.

Increases in interest rates may also cause increased surrenders and withdrawals from our insurance products. In periods of increasing interest rates, policy loans and surrenders and withdrawals of life insurance policies and annuity contracts may increase as policyholders seek to buy products with perceived higher returns. For example, due to an increasing interest rate environment we experienced surrenders on our annuity products of $39.8 million in the first quarter of 2006, representing a 116.3 percent increase versus surrenders in the first quarter of 2005. This process may lead to an outflow of cash from our business. These outflows may require us to sell invested assets at a time when the prices of those assets are lower because of current market interest rates, which may result in realized investment losses. In addition, unanticipated withdrawals and terminations also may require us to accelerate the amortization of deferred policy acquisition costs, which would increase our expenses in the current period.

The fair value of securities in our investment portfolio may fluctuate depending on general economic and market conditions or events relating to a particular issuer of securities. Changes in the fair value of securities in our investment portfolio are reported in our Consolidated Financial Statements and, therefore, could result in realized or unrealized investment losses, thereby affecting our stockholders’ equity.

We are exposed to the chance that issuers of bonds that we hold will not be able to pay principal or interest when it is due. Increasing credit defaults and impairments may cause write-downs in the value of the bonds we hold. Pervasive deterioration in the credit quality of issuers, changes in interest rate levels and changes in interest rate spreads between types of investments, could significantly affect the value of our invested assets and our earnings.

Many factors, including the cyclical nature of our business, affect our financial performance and may affect the price of our common stock.

The financial results of companies in the property and casualty insurance industry historically have been cyclical in nature, characterized by periods of severe price competition and excess underwriting capacity, or soft markets, followed by periods of high premium rates and shortages of underwriting capacity, or hard markets. Rates for property and casualty insurance are influenced primarily by factors that are outside of our control, including market and competitive conditions and regulatory issues. Softening market conditions could require us to reduce premiums, limit premium increases or discontinue offering certain of our insurance products in one or more states, resulting in a reduction in our premiums written and in our profit margins and revenues, which could adversely affect our financial results.

Our profitability, like the profitability of other companies in the industry, can be affected significantly by other factors, including:

•	rising levels of actual costs that we are unaware of at the time we price our products;

•	volatile and unpredictable developments, including manmade, weather-related and other natural catastrophes or terrorist attacks;

•	changes in loss reserves resulting from general claims and the legal environment, as different types of claims arise and judicial interpretations relating to the scope of our liability develop; and

•	increases in the cost of catastrophe and other reinsurance coverages.

The demand for property and casualty insurance can also vary significantly, rising as the overall level of economic activity increases and falling as that activity decreases. Fluctuations in demand and competition could produce underwriting results that would have a negative impact on our results of operations and financial condition. In addition, our investment returns, and thus our profitability, may also be adversely affected from time to time by conditions affecting a specific investment and, more generally, by stock and other market fluctuations and general economic, market and political conditions. Our ability to make a profit on insurance products, fixed annuities and products with guaranteed interest features depends in part on the returns on investments supporting our obligations under these products. As previously described, the value of specific investments may fluctuate substantially.

We face significant competitive pressures in our business that could cause demand for our products to fall and reduce our revenue and our profitability.

The insurance industry is highly competitive. In our property and casualty business and in our life business, we compete, and will continue to compete, with dozens of major U.S. and non-U.S. insurers and smaller regional companies, as well as mutual companies, specialty insurance companies, underwriting agencies and diversified financial services companies. Some of our competitors have far greater financial and marketing resources than we do. Our premium revenue and our profitability could decline if we lose business to competitors offering similar or better products at or below our prices. We price our insurance products based on estimated profit margins, and we do not expect to be able to significantly reduce our current estimated profit margins in the near future. Many of our competitors, however, are better capitalized than we are and may be able to withstand significant reductions in their profit margins. If our competitors decide to target our policyholder base by offering lower-priced insurance, we may not be able to respond competitively, which could reduce our revenue and our profitability.

Regulation limiting rate increases and requiring us to underwrite business and participate in loss sharing arrangements may decrease our profitability.

From time to time, political events and positions affect the insurance market, including efforts to suppress rates to a level that may not allow us to reach targeted levels of profitability. For example, when our loss ratio compares favorably to that of the industry, state regulatory authorities may resist or delay our efforts to raise rates in the future even if the property and casualty industry generally is not experiencing regulatory resistance to rate increases. Such resistance affects our ability in all product lines to obtain approval for rate changes that may be required to achieve targeted levels of profitability and returns on equity. Our ability to afford reinsurance required to reduce our catastrophe risk in designated areas may be dependent upon the ability to adjust rates for its cost. State regulatory authorities may also impose rate rollbacks or require us to pay premium refunds to policyholders, which also affects our profitability.

In addition to regulating rates, certain states have enacted laws that require a property-liability insurer conducting business in that state to participate in assigned risk plans, reinsurance facilities and joint underwriting associations or require the insurer to offer coverage to all consumers, often restricting an insurer’s ability to charge the price it might otherwise charge. In these markets, we may be compelled to underwrite significant amounts of business at lower than desired rates, possibly leading to an unacceptable return on equity. Laws and regulations of many states also limit an insurer’s ability to withdraw from one or more lines of insurance in the state, except pursuant to a plan that is approved by the state insurance department. Additionally, certain states require insurers to participate in guaranty funds for impaired or insolvent insurance companies. These funds periodically assess losses against all insurance companies doing business in the state. Our operating results and financial condition could be adversely affected by any of these factors.

We are subject to comprehensive regulation that poses particular risks to our ability to earn profits.

We are subject to extensive supervision and regulation by the states in which we operate. Our ability to comply with these laws and regulations and obtain necessary and timely regulatory action is and will continue to be critical to our success and ability to earn profits.

Examples of state regulation that pose particular risks to our ability to earn profits include the following:

•	Required licensing. We and our insurance company subsidiaries operate under licenses issued by various state insurance agencies. If a regulatory authority were to revoke an existing license or deny or delay granting a new license, our ability to continue to sell insurance in or to enter or offer new insurance products in that market would be substantially impaired.

•	Regulation of insurance rates and approval of policy forms. The insurance laws of most states in which we operate require insurance companies to file insurance rate schedules and policy forms for review and approval. If rate increases we deem necessary are not approved by a state insurance agency, we may not be able to respond to market developments and increased costs in that state. Likewise, if insurance policy forms we seek to use are not approved by a state insurance agency, our ability to offer new products and grow our business in that state would be substantially impaired.

•	Restrictions on cancellation, non-renewal or withdrawal. Many states have laws and regulations restricting an insurance company’s ability to cease or significantly reduce its sales of certain types of insurance in that state. These laws and regulations could limit our ability to exit or reduce our business in unprofitable markets or discontinue unprofitable products.

•

Risk-based capital requirements. We and our insurance companies are subject to risk-based capital standards, or RBC standards, that require us and our insurance company subsidiaries to report our results of state specified risk-based capital calculations to state insurance departments and the National Association of Insurance Commissioners. Any failure to meet applicable RBC requirements or minimum statutory capital requirements could subject us or our subsidiaries and affiliate to further examination or corrective action by state regulators, including limitations on our writing of additional business, state supervision or liquidation.

•	Transactions between insurance companies and their affiliates. Transactions between us, our subsidiary insurance companies and our affiliates generally must be disclosed to—and in some cases approved by—state insurance agencies. State insurance agencies may refuse to approve or delay their approval of a transaction, which may impact our ability to innovate or operate efficiently.

Compliance with these state laws and regulations requires us to incur administrative costs that decrease our profits. These laws and regulations may also prevent or limit our ability to underwrite and price risks accurately, obtain timely rate increases necessary to cover increased costs, discontinue unprofitable relationships or exit unprofitable markets, and otherwise continue to operate our business profitably. In addition, our failure to comply with these laws and regulations could result in actions by state or federal regulators, including the imposition of fines and penalties or, in an extreme case, revocation of our ability to do business in one or more states. Finally, we could face individual, group and class-action lawsuits by our policyholders and others for alleged violations of certain state laws and regulations. Each of these regulatory risks could have a negative effect on our profitability.

We are subject to assessments from state insurance facilities.

We are currently monitoring developments with respect to various state facilities such as guaranty funds, Louisiana Citizens Property Insurance Corporation, Florida Citizens Property Insurance Corporation, Alabama Insurance Underwriting Association, Texas FAIR Plan, Texas Windstorm Insurance Association and Mississippi Windstorm Underwriting Association. The ultimate impact of Hurricanes Katrina, Rita and Wilma on these facilities is currently uncertain but could result in the facilities recognizing a financial deficit or a financial deficit greater than the level currently estimated. They may, in turn, have the ability to assess participating insurers when financial deficits occur, adversely affecting our results of operations. While these facilities are generally designed so that the ultimate cost is borne by policyholders, the exposure to assessments and the availability of recoupments or premium rate increases from these facilities may not offset each other in our financial statements. Moreover, even if they do offset each other, they may not offset each other in financial statements for the same fiscal period due to the ultimate timing of the assessments and recoupments or premium rate increases, as well as the possibility of policies not being renewed in subsequent years.

We are subject to other state laws and regulations that impose additional administrative burdens and risks that may also affect our ability to earn profits.

In addition to the foregoing discussion of state regulations posing particular risks to our profitability, our insurance company subsidiaries and their affiliates are subject to other state laws and regulations in the states where they do business. These regulations involve, among other things:

•	restrictions on the amount, type, nature, quality and concentration of investments;

•	restrictions on the types of terms that we can include in the insurance policies we offer;

•	certain required methods of accounting;

•	reserves for unearned premiums, losses and other purposes;

•	marketing practices;

•	capital adequacy;

•	the amount of dividends that can be paid to stockholders;

•	licensing of agents;

•	the use of non-public consumer information and related policy issues;

•	the use of credit history in underwriting and rating;

•	the acquisition or disposition of an insurance company;

•	reporting with respect to financial condition;

•	periodic financial and market conduct exams performed by state insurance department examiners;

•	prior approval of reinsurance contracts and intercompany contracts;

•	approval of proxy statements; and

•	potential assessments in order to provide funds to settle covered claims under insurance policies provided by impaired, insolvent or failed insurance companies.

These and other state laws and regulations also pose administrative burdens and risks upon our operations that could similarly affect our profitability. Regulatory authorities enforcing these statutes are concerned primarily with the protection of policyholders rather than stockholders.

The outcome of current class actions, industry investigations and regulatory proposals could adversely affect our financial condition and results of operations.

The insurance industry has recently become the focus of increased scrutiny by regulatory and law enforcement authorities, as well as class action attorneys and the general public, relating to allegations of improper special payments, price-fixing, bid-rigging, improper accounting practices, improper claims handling and other alleged misconduct, including the practices surrounding the placement of insurance business and misrepresentation in the scope of coverage. Formal and informal inquiries have been made of a large segment of the industry, and a large number of companies in the industry have received or may receive subpoenas, requests for information from regulatory authorities or other inquiries relating to these and similar matters. These efforts are expected to result in both enforcement actions and proposals for new state and federal regulation, which may have a negative affect on our results of operations and financial condition.

In addition, we have been the target of a number of class action lawsuits arising from Hurricane Katrina relating to allegations of improper claims settlement practices, misrepresentations in the scope of coverage and other matters. It is difficult to predict the outcome of these investigations, proceedings and lawsuits, whether they will expand into other areas not yet contemplated, whether activities and practices currently thought to be lawful will be characterized as unlawful and what form new regulations will have when finally adopted. It is also difficult to predict the impact on our business and financial condition, if any, of this increased regulatory and law enforcement action and litigation with respect to the insurance industry.

Our success depends on retaining our current key personnel and attracting additional key personnel.

Our performance depends on the continued service of our senior management. None of our senior management are bound by an employment agreement nor do we have key person insurance on any of our senior management. Our success also depends on our continuing ability to attract, hire, train and retain highly skilled managerial, underwriting, claims, risk management, sales, marketing and customer support personnel. In addition, new hires frequently require extensive training before they achieve desired levels of productivity. Competition for qualified personnel is intense, and we may fail to retain our key employees or to attract or retain other highly qualified personnel.

Changes in tax laws may decrease sales and profitability of our products.

Under current federal and state income tax law our life insurance and annuity products receive favorable tax treatment. This favorable treatment may give these products a competitive advantage over other non-insurance products. Congress from time to time considers legislation that would reduce or eliminate the favorable policyholder tax treatment currently applicable to life insurance and annuities. Congress also considers proposals to reduce the taxation of certain products or investments that may compete with life insurance and annuities. Legislation that increases the taxation on insurance products or reduces the taxation on competing products could lessen the advantage or create a disadvantage for certain of our products making them less competitive. Such proposals, if adopted, could have a material adverse effect on our financial position or ability to sell such products and could result in the surrender of some existing contracts and policies. In addition, changes in the federal estate tax laws could negatively affect the demand for the types of life insurance used in estate planning.

We rely on our information technology and telecommunications systems, and the failure or disruption of these systems could disrupt our operations and adversely affect our results of operations.

Our business is highly dependent upon the successful and uninterrupted functioning of our information technology and telecommunications systems. We rely on these systems to process new and renewal business, provide customer service, make claims payments and facilitate collections and cancellations, as well as to perform actuarial and other analytical functions necessary for pricing and product development. Our systems could fail of their own accord or might be disrupted by factors such as natural disasters, power disruptions or surges, computer hackers or terrorist attacks. Failure or disruption of these systems for any reason could interrupt our business and adversely affect our results of operations.

Risks relating to our common stock and this offering

As an insurance company, our ability to pay dividends is restricted by state law.

We are an insurance company domiciled in the State of Iowa and, as a result, we are subject to Iowa insurance laws restricting our ability to pay dividends to our stockholders, including laws establishing minimum solvency and liquidity standards and laws that prohibit us from paying dividends except from the earned profits arising from our business. Our ability to pay dividends also depends upon the surplus and earnings of our subsidiary insurance companies and the ability of our subsidiary insurance companies to pay dividends to us. Payments of dividends by our subsidiary insurance companies are restricted by state insurance laws similar to those laws that restrict our payment of dividends. As a result of these restrictions, at times we may not be able to pay dividends on our common stock, or we may be required to seek prior approval from the applicable regulatory authority before we can pay any such dividends. In addition, the payment of dividends by us is within the discretion of our board of directors and will depend on numerous factors, including our financial condition, our capital requirements and other factors that our board of directors considers relevant.

Future sales of shares of our common stock by existing stockholders in the public market, or the possibility or perception of such sales, could adversely affect the market price of our common stock.

Based upon the number of shares of our common stock outstanding as of May 1, 2006 and upon completion of this offering, our existing stockholders will beneficially own 23,603,553 shares of our common stock, or approximately 87.1 percent of our outstanding shares (approximately 85.4 percent if the underwriters’ over-allotment option is exercised in full). All of our executive officers and directors have indicated they will enter into 90-day lock-up agreements (subject to extensions permitted therein) prior to completion of this offering covering an aggregate of 5,776,105 shares of our common stock. These lock-up agreements are subject to certain exceptions, and the shares covered by them may be released for resale by approval of A.G. Edwards & Sons, Inc., on behalf of the underwriters. Sales of substantial amounts of our common stock in the public market by our management or other stockholders, or the possibility or perception that such sales could occur, could cause the market price of our common stock to fall. If such sales or the perception of such sales causes a decline in the market price for our common stock, it may be more difficult for us to raise additional capital in the equity markets.

The price of our common stock may be volatile.

The trading price of our common stock following this offering may fluctuate substantially. The price of our common stock after this offering may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could be significant and could cause you to lose part or all of your investment in our shares of common stock. Factors that could cause fluctuations include, but are not limited to, the following:

•	variations in our actual or anticipated operating results or changes in the expectations of financial market analysts with respect to our results;

•	investor perceptions of the insurance industry in general and our company in particular;

•	market conditions in the insurance industry and any significant volatility in the market;

•	major catastrophic events;

•	sales of large blocks of our stock or sales by our insiders; or

•	departures of our key personnel.

Certain provisions of our organizational documents, as well as applicable insurance laws, could impede an attempt to replace or remove our management, prevent the sale of our company or prevent or frustrate any attempt by stockholders to change the direction of our company, each of which could diminish the value of our common stock.

Our articles of incorporation and bylaws, as well as applicable laws governing corporations and insurance companies, contain provisions that could impede an attempt to replace or remove our management or prevent the sale of our company that, in either case, stockholders might consider to be in their best interests. For example:

•	Our board of directors is divided into three classes. At any annual meeting of our stockholders, our stockholders only have the right to appoint approximately one-third of the directors on our board of directors. Consequently, it will take at least two annual stockholder meetings to effect a change in control of our board of directors.

•	Our articles of incorporation limit rights of stockholders to call special meetings of stockholders.

•	Our articles of incorporation also set the minimum number of directors constituting the entire board of directors at three and the maximum at fifteen, and they require approval of holders of two-thirds of all outstanding shares to amend these provisions.

•	Our articles of incorporation require the affirmative vote of two-thirds of all outstanding shares to approve any plan of merger, consolidation or sale or exchange of all or substantially all of the assets.

•	Our board of directors may fill vacancies on the board of directors.

•	Our board of directors has the authority, without further approval of our stockholders, to issue “blank check” preferred shares having such rights, preferences and privileges as the board of directors may determine.

•	Section 490.1110 of the Iowa Business Corporation Act imposes restrictions on mergers and other business combinations between us and any holder of 10.0 percent or more of our common stock.

•	Section 490.624A of the Iowa Business Corporation Act authorizes the terms and conditions of stock rights or options issued by us to include restrictions or conditions that preclude or limit the exercise, transfer, or receipt of such rights or options by a person, or group of persons, owning or offering to acquire a specified number or percentage of the outstanding common shares or other securities of the corporation.

Further, the insurance laws of Iowa and the states in which our subsidiary insurance companies are domiciled prohibit any person from acquiring direct or indirect control of us or our insurance company subsidiaries, generally defined as owning or having the power to vote 10.0 percent or more of our outstanding voting stock, without the prior written approval of state regulators.

These provisions of our articles of incorporation and bylaws, and these state laws governing corporations and insurance companies, may discourage potential acquisition proposals and may delay, deter or prevent a change of control of our company, including through transactions, and in particular unsolicited transactions, that some or all of our stockholders might consider to be desirable. As a result, efforts by our stockholders to change the direction or management of our company may be unsuccessful, and the existence of such provisions may adversely affect market prices for our common stock if they are viewed as discouraging takeover attempts.

Our largest stockholder may take actions conflicting with other stockholders’ interests.

Based upon the number of shares of our common stock outstanding as of May 1, 2006 and upon completion of this offering, our largest stockholder will have a beneficial interest in, and the power to vote or control the disposition of, approximately 19.3 percent of our issued and outstanding common stock (approximately 18.9 percent if the underwriters’ over-allotment option is exercised in full). He is in a position to strongly influence the outcome of substantially all corporate actions requiring stockholder approval, including mergers involving our company, sales of all, or substantially all, of our assets and the adoption of amendments to our articles of incorporation. Also, he may have interests different than, or adverse to, those of our other stockholders.

FORWARD-LOOKING STATEMENTS

This discussion may contain forward-looking statements about our operations, anticipated performance and other similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor under the Securities Act of 1933 and the Securities Exchange Act of 1934 for forward-looking statements. The forward-looking statements are not historical facts and involve risks and uncertainties that could cause actual results to differ materially from those expected and/or projected. Such forward-looking statements are based on current expectations, estimates, forecasts and projections about our company, the industry in which we operate, and beliefs and assumptions made by management. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “continues,” “seeks,” “estimates,” “predicts,” “should,” “could,” “may,” “will continue,” “might,” “hope” and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed in such forward-looking statements. Among the factors that could cause our actual outcomes and results to differ are the following:

•	inherent uncertainties with respect to loss reserving, including the reserves established for Hurricanes Katrina and Rita, which are based on management estimates;

•	the occurrence of catastrophic events or other insured or reinsured events with a frequency or severity exceeding our estimates;

•	the actual amount of new and renewal business and demand for our products and services;

•	the competitive environment in which we operate, including price, product and service competition;

•	developments in domestic and global financial markets that could affect our investment portfolio and financing plans;

•	changes in the cost and availability of reinsurance;

•	impact of regulatory actions on our Consolidated Financial Statements;

•	uncertainties relating to government and regulatory policies;

•	additional government and NASDAQ policies relating to corporate governance, and the cost to comply;

•	legal developments;

•	changing rates of inflation, interest rates and other economic conditions;

•	changes in our financial strength rating;

•	our relationship with our agencies;

•	the valuation of invested assets;

•	the valuation of pension and postretirement benefit obligations;

•	the calculation and recovery of deferred policy acquisition costs;

•	the resolution of legal issues pertaining to the World Trade Center catastrophe;

•	the ability to maintain and/or advance our technological systems and safeguard the security of our data;

•	changes in federal tax law;

•	the resolution of regulatory and legal issues pertaining to Hurricane Katrina; and

•	our relationship with our reinsurers.

These are representative of the risks, uncertainties and assumptions that could cause actual outcomes and results to differ materially from what is expressed in forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. See also “Risk Factors” on page S-9.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from the offering of our common stock, after reduction for estimated underwriting discounts and offering expenses payable by us, will be approximately $97,929,405, or approximately $112,691,250 if the over-allotment option is exercised in full (at an assumed offering price of $29.52 per share, the last reported sale price per share of our common stock on the Nasdaq National Market on May 1, 2006). We intend to use the net proceeds from this offering for general corporate purposes and to enhance our capital position.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2006, and the adjusted pro forma capitalization which gives effect to the sale of the common stock offered by this prospectus supplement, assuming that the underwriters’ over-allotment option is not exercised, at an assumed net offering price of $29.52 per share (which was the last reported sale price per share of our common stock on the Nasdaq National Market on May 1, 2006) after deducting estimated underwriting discounts and offering expenses payable by us.

	As of March 31, 2006
	(In thousands)
	(unaudited)
	Actual	As Adjusted
Cash and cash equivalents	$192,764	$290,693

Long-term debt	—	—

Stockholders’ equity
Common stock, $3.33 1/3 par value (23,602,853 shares issued and outstanding; 27,102,853 shares issued and outstanding, as adjusted)	$78,673	$90,340
Additional paid-in capital	66,602	152,864
Retained earnings	279,491	279,491
Accumulated other comprehensive income, net of tax	77,574	77,574

Total stockholders’ equity	$502,340	$600,269

Total capitalization	$502,340	$600,269

PRICE RANGE OF COMMON STOCK AND DIVIDEND HISTORY

The following table sets forth, for the periods indicated, the high and low closing sales prices of our common stock as reported on the Nasdaq National Market under the symbol “UFCS” and cash dividends per share for the last three years. These prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	Price range		Cash dividends per share
	High	Low
Year Ended December 31, 2003 (1)
First Quarter	$16.985	$14.200	$0.094
Second Quarter	17.360	14.410	0.094
Third Quarter	20.250	16.235	0.094
Fourth Quarter	20.450	17.780	0.100

Year Ended December 31, 2004 (1)
First Quarter	$22.100	$20.130	$0.100
Second Quarter	29.000	20.910	0.100
Third Quarter	31.895	26.760	0.100
Fourth Quarter	35.760	26.605	0.120

Year Ended December 31, 2005
First Quarter	$35.680	$27.750	$0.120
Second Quarter	45.460	33.300	0.120
Third Quarter	47.720	37.200	0.120
Fourth Quarter	47.440	39.360	0.120

Year Ended December 31, 2006
First Quarter	$42.330	$32.140	$0.120
Second Quarter (through May 1, 2006)	33.040	29.520	N/A

(1)	All amounts reflect the effects of the Company’s December 15, 2004 one-for-one stock dividend.

On May 1, 2006, the last reported sale price of our common stock on the Nasdaq National Market was $29.52 per share. As of February 1, 2006, there were approximately 963 holders of record of our common stock.

DIVIDEND POLICY

We have paid dividends on our common stock every quarter since March 1968. We expect to continue to pay dividends on our common stock. However, the declaration of dividends is subject to the discretion of our board of directors and will depend upon various factors, including our financial condition, capital requirements, loan agreement restrictions and earnings, as well as such other factors as our board may deem relevant.

Iowa law requires that we pay dividends only out of earned profits arising from our business, which does not include contributed capital or contributed surplus. Further, under Iowa law, we may pay dividends only if after giving effect to the payment, either we are able to pay our debts as they become due in the usual course of business, or our total assets would be equal to or more than the sum of our total liabilities plus the amount needed to satisfy upon dissolution any preferential rights of stockholders who hold securities that are senior to our common stock. In addition, we must obtain approval from the Iowa insurance commissioner before we can pay extraordinary dividends, which are dividends or distributions for cash or other property, whose fair market value together with that of other dividends or distributions made within the preceding twelve months, exceeds the greater of (1) 10.0 percent of our surplus as regards policyholders as of December 31 of the preceding year or (2) our net income for the twelve-month period ending on December 31 of the preceding year, in each case determined on the basis of statutory accounting.

The terms of our existing credit facility and other contracts do not prevent us from paying dividends. Our future credit facilities or other contracts may contain restrictions on paying cash dividends on our common stock if, before the payment or after giving effect to the payment, an event of default, as described in a credit facility or other contract, is in existence or would result from the payment of the dividend.

SELECTED CONSOLIDATED FINANCIAL DATA

(In thousands, except per share data)

The following table sets forth our selected consolidated financial data as of and for the years ended December 31, 2001 through 2005 and the three months ended March 31, 2005 and 2006. The financial data as of December 31, 2005 and 2004 and for each of the three years in the period ending December 31, 2005 (exclusive of “Operating Data”) are derived from our Consolidated Financial Statements audited by Ernst & Young LLP, independent registered public accounting firm, which are incorporated by reference into this prospectus supplement. The financial data are derived from our audited Consolidated Financial Statements, which are not included or incorporated by reference in this prospectus supplement. The financial data as of and for the three months ended March 31, 2005 and 2006 are unaudited. This table is a summary and should be read in conjunction with our Consolidated Financial Statements and related notes contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2006, each of which is incorporated by reference in this prospectus supplement, and the section of this prospectus supplement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These historical results are not necessarily indicative of results to be expected from any future period.

	Fiscal Year Ended December 31,					Three Months Ended March 31,
	2001	2002	2003	2004	2005	2005	2006
						(unaudited)
Income Statement Data:
Revenues:
Net premiums earned	$372,019	$417,286	$464,595	$492,291	$495,516	$122,696	$120,623
Net investment income, net of investment expenses	98,909	105,553	108,540	111,474	118,847	28,761	29,176
Realized investment gains (losses)	(186)	(13,801)	(1,691)	4,060	4,540	1,828	4,124
Other income	2,210	1,839	1,841	300	702	92	219

Total Revenue	472,952	510,877	573,285	608,125	619,605	153,377	154,142
Benefits, losses and expenses:
Losses and loss settlement expenses	270,329	295,980	288,718	272,882	392,228	49,828	81,882
Increase in liability for future policy benefits	5,236	5,708	7,318	12,125	17,666	3,919	4,934
Amortization of deferred policy acquisition costs	67,502	79,669	95,773	110,963	115,473	27,507	30,280
Other underwriting expenses	53,042	51,732	45,119	40,960	32,955	10,679	7,428
Interest on policyholders’ accounts	48,213	51,735	56,459	56,386	54,727	14,085	12,881

Total Benefits, losses and expenses	$444,322	$484,824	$493,387	$493,316	$613,049	$106,018	$137,405

Income before income taxes	$28,630	$26,053	$79,898	$114,809	$6,556	$47,359	$16,737
Federal income tax expense (benefit)	4,537	5,267	24,324	35,992	(2,488)	14,759	3,286

Net income	$24,093	$20,786	$55,574	$78,817	$9,044	$32,600	$13,451
Less preferred stock dividends and accretions	—	3,100	4,742	4,742	4,106	1,357	—
Earnings available to common stockholders	$24,093	$17,686	$50,832	$74,075	$4,938	$31,243	$13,451

Basic earnings per common share (1)	$1.20	$0.88	$2.53	$3.68	$0.22	$1.55	$0.57
Diluted earnings per common share (1)	$1.20	$0.88	$2.36	$3.34	$0.22	$1.38	$0.57
Cash dividends declared per common share (1)	$0.36	$0.37	$0.39	$0.42	$0.48	$0.12	$0.12
Weighted average common shares outstanding (1)	20,071,638	20,074,104	20,076,624	20,115,085	22,444,793	20,156,708	23,598,841

(1)	All share and per share amounts reflect the effects of the Company’s December 15, 2004 one-for-one stock dividend.

	Fiscal Year Ended or as of December 31,					Three Months Ended or as of March 31,
	2001	2002	2003	2004	2005	2005	2006
Segment Data:	(In thousands, except per share data and ratios)					(unaudited)
Property and casualty segment:
Net premiums earned	$346,582	$389,413	$434,966	$456,888	$456,147	$113,455	$111,254
Losses and expenses	362,626	396,619	398,559	389,822	507,977	78,132	110,285
Income (loss) before income taxes	16,393	20,851	66,946	98,438	(14,841)	44,911	11,879

Life segment:
Net premiums earned	$25,654	$28,091	$29,853	$35,638	$39,604	$9,241	$9,369
Benefits, losses and expenses	82,038	88,548	95,177	103,879	105,456	27,886	27,120
Income before income taxes	12,237	5,202	12,952	16,371	21,397	2,448	4,858

Balance Sheet Data:
Total cash and investments	$1,561,112	$1,858,928	$2,097,163	$2,269,835	$2,254,421	$2,269,354	$2,248,840
Total assets	1,851,839	2,159,475	2,405,155	2,570,387	2,721,924	2,592,804	2,648,543
Reserves for future policy benefits and losses, claims and settlement expenses	1,323,316	1,521,398	1,637,869	1,720,597	1,905,735	1,729,944	1,841,045
Stockholders’ equity	278,988	290,433	373,926	452,210	500,212	469,659	502,340

Operating Data: (2)
Statutory net premiums written	$366,138	$418,347	$450,483	$461,988	$453,683	$116,430	$120,394
Statutory capital and surplus	194,988	249,375	303,111	383,971	383,136	410,707	398,350
Ratio of net premiums written to statutory surplus (3)	1.88	1.68	1.49	1.20	1.18	1.13	1.21
Statutory loss ratio (4)	74.4%	71.9%	62.4%	56.1%	81.2%	39.6%	69.2%
Statutory expense ratio (5)	30.4%	30.0%	30.6%	30.3%	31.3%	30.6%	29.3%
Statutory combined ratio (6)	104.8%	101.9%	93.1%	86.4%	112.5%	70.2%	98.5%
Return on average equity (1)	9.0%	6.2%	15.3%	17.9%	1.0%	27.1%	10.7%

(1)	All share and per share amounts reflect the effects of the Company’s December 15, 2004 one-for-one stock dividend.
(2)	See “Statutory and Other Financial Measures” on page S-59.
(3)	Quarterly results are presented on an annualized basis.
(4)	Our statutory loss ratio is calculated by dividing the sum of net losses and net loss settlement expenses by net premium earned.
(5)	Our statutory expense ratio is calculated by dividing underwriting expenses by net premiums written plus policyholder dividends divided by net premiums earned.
(6)	Our statutory combined ratio is the sum of two separately calculated ratios, our statutory net loss and net loss settlement expense ratio and our statutory underwriting expense ratio.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with this entire prospectus supplement, including the “Risk Factors” section and our Consolidated Financial Statements and the notes to those statements included or incorporated by reference in this prospectus. The discussion and analysis below includes certain forward-looking statements that are subject to risks, uncertainties and other factors described in “Risk Factors,” “Forward-Looking Statements” and elsewhere in this prospectus supplement that could cause our actual growth, results of operations, performance and business prospects and opportunities in 2006 and beyond to differ materially from those expressed in, or implied by, those forward-looking statements.

Overview and Outlook

Our Business

We operate property and casualty and life insurance businesses, marketing our products through independent agents. Although, we maintain a broad geographic presence that includes most of the United States, more than half of our property and casualty premiums and more than three-fourths of our life insurance premiums are written in five states. Within our property and casualty insurance segment, our primary focus is on our core commercial lines business. Through disciplined underwriting and strong agency relationships, we have traditionally emphasized writing good business at an adequate price, preferring quality to volume.

Segment Information

We conduct our operations through two distinct segments: property and casualty insurance and life insurance. We manage these segments separately because they generally do not share the same customer base, and they each have different pricing and expense structures. We evaluate segment profit based upon operating and investment results. Segment profit or loss as described in the following sections of the Management’s Discussion and Analysis is presented on a pre-tax basis.

Recent Catastrophe Experience

Our financial results experienced during the third and fourth quarters of 2005 and the first quarter of 2006 were adversely affected by Hurricane Katrina and other hurricane activity. Certain aspects of the financial and operational impact of those hurricanes are discussed below.

In 2005, the property and casualty insurance industry endured the most severe hurricane season in U.S. history. On August 26, 2005, Hurricane Katrina struck the southern coast of Florida as a Category 1 storm. On August 29, 2005, Hurricane Katrina devastated the Gulf Coast region as a Category 4 storm. The states of Louisiana, Mississippi and Alabama were hardest hit. High velocity winds, storm surge, heavy rain and flooding resulted in loss of human life, extensive property damage and extended periods of business interruption. Insurance industry experts estimate the total insured losses arising from Hurricane Katrina to be in the range of $40.0 billion to $60.0 billion. This makes Hurricane Katrina the most costly insured loss from a single event in U.S. history, exceeding Hurricane Andrew and the terrorist attacks of September 11, 2001. Industry experts expect the total economic impact, including insured and uninsured property and flood damages, to exceed $200.0 billion.

Hurricanes Wilma (total industry estimated loss—$10.0 billion), Rita (total industry estimated loss—$7.0 billion), Dennis (total industry estimated loss—$3.0 billion) and Ophelia (total industry estimated loss—$800.0 million) also resulted in significant insured losses during the year. Industry experts estimate Hurricanes Wilma and Rita to rank as the fourth and seventh costliest hurricanes in history, respectively. The year 2004 was also marked by significant hurricane activity, specifically Hurricanes Charley, Ivan, Frances and Jeanne. Seven of the ten costliest hurricanes in history occurred between August 2004 and October 2005.

Hurricane Katrina presented us with many challenges never before seen. The extraordinary magnitude of this hurricane and the subsequent flooding of New Orleans made large portions of the city totally inaccessible for extended periods of time. During this time, a large portion of the hurricane-affected population remained evacuated. These conditions significantly delayed both the reporting of claims by our policyholders and the appropriate damage assessment by our claims personnel, limiting our ability to initially compile an accurate projection of the impact of this hurricane on our financial results. The flooding also hindered the loss assessment process by giving rise to claim coverage complications. Flooding is a loss peril specifically excluded by our insurance policies. Determining whether water damage to insured property was the result of wind damage (a covered peril) or flooding complicated our loss assessment process. This storm also forced us to rethink many previously widely accepted assumptions about hurricanes. Through December 31, 2005, over 95 percent of our policyholders in the hurricane-affected area had reported a claim. This level of claim frequency far exceeded the levels experienced in any hurricane that has ever affected our company. Of these claims, we also experienced a higher than anticipated level of severity.

Despite the challenges resulting from the uniqueness of this storm, based upon the information we had available to us, we believed that at December 31, 2005, the level of incurred costs we had recorded for Hurricane Katrina represented an adequate estimate of the ultimate impact this storm would have on our financial results. However, during the first quarter of 2006, we continued to experience adverse development on our loss and loss settlement expense reserves recorded for Hurricane Katrina claims. Contributing extensively to this adverse development was the abnormally severe impact of increased demand for building materials and labor on construction costs within the hurricane affected region. We had anticipated a significant level of demand surge for labor and materials when initially establishing our reserves related to Hurricane Katrina. However, the extreme nature of this storm has produced levels of demand surge well in excess of the levels considered in our initial loss reserving process. Another factor that contributed significantly to the adverse development was the impact of considerable delays in the reconstruction of damaged properties within the hurricane-affected region, resulting in increased incurred losses relating to our business interruption claims. Additional Hurricane Katrina claims reported to us since year end have also had a negative impact on our loss development from this storm during the quarter. The adverse development of our losses and loss settlement expenses related to Hurricane Katrina resulted in a substantial increase in the catastrophe losses incurred in the first quarter of 2006, as compared to the first quarter of 2005. Our future financial results could be materially impacted if it becomes necessary to revise the assumptions we have utilized in establishing reserves related to Hurricane Katrina. Such assumptions include, but are not limited to, the expected cost of building materials and the expected cost of labor.

The following table details the impact of Hurricanes Katrina and Rita on our financial results for the first three months of 2006 and for the year ended December 31, 2005. In addition to the losses and loss settlement expenses, net of reinsurance, presented below, we incurred $8.0 million in 2005 for a reinsurance reinstatement premium incurred in response to the reinsurance recoveries on our losses from Hurricane Katrina.

	2005	2006	Total
	(In thousands)
Hurricane Katrina	$178,193	$31,264	$209,457
Hurricane Rita	10,922	308	11,230

Total	$189,115	$31,572	$220,687

Because we exhausted our reinsurance coverage available for Hurricane Katrina during 2005, the additional development of losses and loss settlement expenses from this storm during the first quarter of 2006 was not eligible for reinsurance recovery. Our future financial results could be materially impacted if it becomes necessary to further revise the assumptions we have utilized in establishing reserves related to Hurricane Katrina.

During the first quarter of 2006, we received approximately $67.0 million in reinsurance recoveries in response to Hurricanes Katrina and Rita. At March 31, 2006, we have $0.3 million in remaining reinsurance recoverable balances related to Hurricane Katrina, compared to reinsurance recoverable balances of $6.8 million related to Hurricane Rita. For 2006, our catastrophe reinsurance program provides coverage of 95.0 percent of $150.0 million in catastrophic policy losses in excess of our $15.0 million retention. We are currently negotiating to increase the limit of catastrophe reinsurance coverage from $165.0 million to $185.0 million while maintaining a $15.0 million retention. This additional $20.0 million in catastrophe reinsurance coverage would only apply to specific named perils.

Further complicating our determination of the financial impact of Hurricane Katrina on our company is the amount of litigation generated by this storm and the level of assessments levied by states against insurers doing business in the region. Due to the scale of the devastation, it is apparent that Hurricane Katrina will likely result in unprecedented legal action against a wide array of defendants. This litigation is centered primarily on the issue of whether or not insurance companies should be obligated to pay for flood losses otherwise excluded by language in the insurance policy. Our Louisiana property and casualty insurance subsidiary, Lafayette Insurance Company, has been named as a defendant in litigation commenced by policyholders seeking class certification alleging various improprieties in the claims settlement process. This litigation is in the very early stages, and we cannot at this time make a determination that the litigation is or will be material, but we believe Lafayette Insurance Company has handled claims consistent with the policy language and applicable law. However, this litigation and the number of potential members of any class certified, could potentially create a material obligation for Lafayette Insurance Company, although we do not consider it to be material at this time.

Hurricane Katrina highlighted the challenges inherent in predicting the impact on our financial results of a catastrophic event, such as a severe hurricane. The insurance industry has increasingly relied upon catastrophe modeling in order to assess catastrophe loss exposure. Catastrophe models generate projections of catastrophe loss exposure by simulating potential catastrophic events over specified geographic areas. The models apply historical loss data to the insurer’s pertinent loss exposure base to calculate the probable frequency and severity of insured events within the geographic area selected. Insurers use these models to map their loss exposure, an important step in the process of evaluating the amount of catastrophe reinsurance protection to obtain. Insurers also use catastrophe models to estimate potential loss following the occurrence of a catastrophe.

These catastrophe models ultimately failed to project adequately the financial impact of Hurricane Katrina. Industry experts expect the impact of this storm on insurers to be approximately double the impact projected by models utilized by the industry. Models proved ineffective in assessing the magnitude of the financial impact of Hurricane Katrina for several reasons. The factors most adversely affecting modeling results were the increased levels of construction costs and business interruption loss generated by this storm. Due to the abnormally severe wind damage generated by Hurricane Katrina, an increase in demand for building materials and labor drove reconstruction costs to levels higher than anticipated by the catastrophe models. This storm also produced a larger proportion of commercial losses than historically seen in hurricanes, resulting in significantly higher than normal levels of business interruption losses. The limitations of the catastrophe models utilized in our reinsurance evaluation process contributed to the inadequacy of our 2005 catastrophe reinsurance coverage. This ultimately resulted in a material impact on our 2005 financial results. While modeling techniques will improve in response to Hurricane Katrina, we are now even more aware of the limitations inherent in the use of modeling as a means of risk assessment.

State Insurance Funds

We are subject to assessments from the Louisiana Citizens Property Insurance Corporation (“LA Citizens”) and various other state facilities. LA Citizens can levy a regular assessment on participating companies for a deficit in any calendar year up to a maximum of the greater of 10.0 percent of the calendar year deficit or 10.0 percent of Louisiana direct property premiums industry-wide for the prior calendar year. LA Citizens had a financial deficit due to losses incurred from the hurricanes that struck Louisiana during 2005 and therefore levied an assessment to participating companies. We paid our share of the regular industry assessment totaling $4.9 million, which increased our 2005 losses and loss settlement expenses. The terms of the assessments allow us to recoup these amounts from policyholders through future surcharges applied to insurance policies written in the state over a one-year period. When collected, the recoupments will benefit our 2006 operating results. The assessment that we paid does not represent the maximum regular industry assessment available to LA Citizens for the 2005 calendar year, and therefore we may be subject to additional regular assessments. If a deficit remains after the regular assessment, LA Citizens can also fund any remaining deficit through emergency assessments in the current and subsequent years. In addition, LA Citizens may issue bonds to further fund a deficit.

The State of Mississippi also assessed us over $2.6 million in response to Hurricane Katrina, further increasing our losses and loss settlement expenses. However, this assessment is not available for recoupment through future policyholder surcharges. We are currently monitoring developments with respect to various other state facilities, such as guaranty funds, Florida Citizens Property Insurance Corporation, LA Citizens, the Mississippi Windstorm Underwriting Association, the Mississippi Residential Underwriting Association, the Alabama Insurance Underwriting Association, the Texas FAIR Plan Association and the Texas Windstorm Insurance Association. The ultimate impact of the 2005 hurricane season on these facilities is currently uncertain but could result in the facilities recognizing a financial deficit or a financial deficit greater than the level currently estimated. They may, in turn, have the ability to assess participating insurers when financial deficits occur, adversely affecting our results of operations.

Trends and Outlook

Although we are committed to continuing to conduct business in the Gulf Coast region, we are reviewing our underwriting and reinsurance strategies and may make operational changes with the intent of lessening the impact of future catastrophes in this region on our financial results. To that end, we are reassessing our concentration of exposures within Louisiana, as well as our underwriting guidelines applicable to business within that state, specifically, guidelines relating to construction quality and deductibles. In addition, we are re-evaluating our catastrophe reinsurance coverage. We do believe that premium rate increases on property risks (commercial and personal) in the states affected by Hurricane Katrina will strengthen the viability of doing business in the region. In addition to the premium increases expected in the region for property insurance, the effect of Hurricane Katrina has also resulted in price increases for catastrophe reinsurance in the area affected by the hurricane. We have already been impacted by these rate increases as the price for our 2006 catastrophe reinsurance coverage has increased significantly over the price charged for our 2005 coverage. The impact of the 2005 hurricane season on the industry’s overall reinsurance rates is still unknown.

During the first quarter of 2006, we achieved approximately a 5.0 percent increase in direct premiums written as compared to the first quarter of 2005. This increase is primarily attributable to the increased level of business being generated in our Midwestern states. The favorable impact of this increased level of business on our net premiums written was partially diminished by the continuation of pricing decreases in several of our lines of business. In aggregate, our premium rates decreased by 4.0 percent to 5.0 percent during the first quarter of 2006.

In 2005, we experienced increased competition in the property and casualty insurance market, resulting in a five percent to seven percent decrease in our premium rates overall as compared to 2004. Notwithstanding these developments, our current book of business produced the strongest noncatastrophe results in the company’s history during 2005.

Life Insurance Operations

Our life insurance segment continues to produce consistent financial results, which is a counterbalance to the volatility of the property and casualty insurance segment. The life insurance segment experienced solid increases in both life premiums and annuity deposits in the first quarter of 2006; however, our annuity deposits were exceeded by annuity surrenders and withdrawals. We expect the flat yield curve, which occurs when short-term interest rates are comparable to long-term interest rates, to further hinder our ability to attract and retain annuity business in 2006.

Our life insurance segment produced strong results in 2005, with a 26.0 percent increase in life premium and annuity deposits over that achieved during 2004. In 2006, sales of our life insurance products should contribute to continued favorable results in the life insurance segment. However, during 2005, some of our annuity customers sought alternative investment options.

Redemption of Preferred Stock

On May 16, 2005, we redeemed any remaining shares of preferred stock that holders had not converted to common stock. Of the 2.8 million shares of preferred stock issued, over 99.8 percent of the shares had been converted into shares of common stock prior to the redemption date. The issuance costs generated by the preferred stock offering were initially recorded as an offset to the carrying value of our preferred stock and accreted to retained earnings through the mandatory redemption date. Both the accretion of preferred stock issuance costs and the dividends on the preferred stock are recorded as offsets to net income in arriving at earnings available to common stockholders, which is the basis of the earnings per share calculation. After giving effect to the second quarter 2005 conversion and redemption of our preferred shares, we have accreted all issuance costs of the preferred stock.

Industry Investigations

During 2004, the New York Attorney General issued numerous subpoenas to members of the insurance industry in his investigation into allegations of price-fixing, bid-rigging and other unlawful conduct by certain insurers and brokers. The basis of the Attorney General’s investigation was the suspicion that certain insurance brokers were directing business to certain insurers through illegal practices in order to inflate their contingent commissions due from the insurance company, while giving only secondary consideration to the best interests of their insurance customers. In the insurance industry, contingent commissions are annual payments made by insurers to producers of insurance business, such as brokers or agents, in addition to the commissions paid on the original transactions. Such payments are made to reward the producers for the volume and profitability of their insurance business produced for the insurer. Since the Attorney General’s probe into insurance producer compensation practices, the National Association of Insurance Commissioners has adopted regulations requiring producers who accept compensation from a client to disclose to the client the existence and nature of the compensation arrangements between the producer and the insurer with whom the producer places the client’s business.

Each of our independent property and casualty agencies are eligible to receive a profit-sharing commission from us when that agency meets certain premium volume thresholds and when that agency’s loss results are more favorable than predetermined thresholds. We determine the premium and loss thresholds and communicate them to our independent agents. We estimate the cost of these commissions and charge them to other underwriting expenses. We paid approximately $92.0 million in commissions to our independent agents in 2005. Approximately $20.0 million, or 21.7 percent of total commissions paid, was in the form of profit-sharing commissions. We have similar arrangements in effect for 2006, and we expect to pay profit-sharing commissions for business produced in 2006 in approximately the same proportion or less than the total commissions paid for business produced in 2005. Our commission practices comply with applicable law.

The practice of finite risk reinsurance has also undergone significant regulatory scrutiny recently. The defining characteristic of finite risk reinsurance is that, unlike conventional reinsurance, it involves little or no insurance risk transfer from the ceding insurer to the assuming reinsurer. Because of the accounting issues surrounding finite risk reinsurance, charges have been levied against several within the insurance industry that this type of agreement has been utilized to manufacture a specific desired result on their financial statements, effectively misleading those parties who rely on such financial statements. We do not engage in any reinsurance transactions which are or could be classified as finite risk reinsurance.

Results of Operations for the Three Months Ended March 31, 2006 and 2005, and for the Years Ended December 31, 2005 and 2004

First quarter 2006 net income totaled $13.5 million, or $0.57 per share. Net income for the first quarter of 2005 was $32.6 million, or $1.55 per share. First quarter diluted earnings were $0.57 per share and $1.38 per share for 2006 and 2005, respectively. The deterioration in our quarterly results is attributable to adverse development during the first quarter of 2006 in our loss and loss settlement expense reserves related to Hurricane Katrina.

In 2005, we reported net income of $9.0 million, or $0.22 per share (after providing for the dividend and accretion on convertible preferred stock), which included net realized investment gains (before tax) of $4.5 million. Net income in 2004 was $78.8 million, or $3.68 per share (after providing for the dividend and accretion on convertible preferred stock), which included net realized investment gains (before tax) of $4.1 million. Diluted earnings were $0.22 per share and $3.34 per share for 2005 and 2004, respectively. The deterioration in results was driven primarily by our severe catastrophe loss experience in 2005.

Total revenues were $154.1 million in the first quarter of 2006, an increase of 0.5 percent from $153.4 million in the first quarter of 2005. Net premiums earned decreased 1.7 percent to $120.6 million in the first quarter of 2006, compared to $122.7 million in the first quarter of 2005. Net realized investment gains increased 125.6 percent to $4.1 million in the first quarter of 2006, compared to $1.8 million in the first quarter of 2005. Investment income increased 1.4 percent to $29.2 million in the first quarter of 2006, compared to $28.8 million in the first quarter of 2005.

Total revenues increased by $11.5 million to $619.6 million in 2005, as compared with 2004. Net premiums earned increased by $3.2 million to $495.5 million, an increase of approximately 1.0 percent. Investment income increased $7.4 million to $118.8 million, an increase of 6.6 percent. In 2005, we recorded other-than-temporary investment impairments of $1.2 million, compared with $0.3 million in 2004. Refer to the section titled “Critical Accounting Policies” for discussion of our investment impairment policy.

Losses and loss settlement expenses increased to $81.9 million in the first quarter of 2006 from $49.8 million in the first quarter of 2005. Without the severe impact of Hurricane Katrina on loss development, our quarterly loss experience was very comparable to that experienced during the first quarter of 2005. The strong non-catastrophe results we achieved during the first quarter were attributable to the continuation of the very low levels of non-catastrophe claims frequency we have experienced.

Losses and loss settlement expenses increased by $119.3 million, or 43.7 percent, between 2004 and 2005. The drastic deterioration in loss experience in 2005 as compared to 2004 is attributable to the severe hurricanes that struck the Gulf Coast region of the United States during the year.

Property and casualty insurance segment

In the first quarter of 2006, our property and casualty insurance segment’s pre-tax income was $11.9 million, compared to $44.9 million in the first quarter of 2005. This deterioration is attributable to the adverse development experienced on our loss and loss settlement expense reserves related to Hurricane Katrina.

The property and casualty insurance segment reported a pre-tax loss of $14.8 million in 2005, compared to pre-tax income of $98.4 million in 2004. When comparing our 2005 results with those achieved in 2004, the extraordinarily severe 2005 hurricane season is evident. Our property and casualty insurance underwriting results compared unfavorably with the property and casualty insurance industry results as estimated by A.M. Best Company. Our statutory combined ratio was 112.5 percent in 2005, compared with 86.4 percent in 2004. The estimated industry combined loss ratio for 2005 was 102.0 percent.

Our five active property and casualty insurance companies (United Fire & Casualty Company; its subsidiaries, Addison Insurance Company, Lafayette Insurance Company, and United Fire & Indemnity Company; and its affiliate, United Fire Lloyds) are parties to a pooling arrangement. Pursuant to terms of the arrangement, each of the subsidiary/affiliate participants cedes all of their premiums, losses, loss settlement expenses and other underwriting expenses to United Fire & Casualty Company. The business ceded to United Fire & Casualty Company by the subsidiary/affiliate participants and the net business of United Fire & Casualty Company are accumulated for pooling. The terms of the pooling allocations are as follows: United Fire & Casualty Company (83.0 percent), Lafayette Insurance Company (8.0 percent), Addison Insurance Company (5.0 percent), United Fire & Indemnity Company (3.0 percent) and United Fire Lloyds (1.0 percent). These percentages have not changed significantly since the inception of the pooling agreement in 2001. For statutory accounting purposes, each of the subsidiary/affiliate participants records their allocation from the pool as assumed business on a separate company basis.

Net premiums written in the first quarter of 2006 were $120.4 million, compared to $116.4 million in the first quarter of 2005. The increase in net premiums written is primarily attributable to the increased level of business being generated in our Midwestern states. The favorable impact of this increased level of business on our net premiums written was partially diminished by the continuation of pricing decreases in several of our lines of business. In aggregate, our premium rates decreased by 4.0 percent to 5.0 percent during the first quarter of 2006. Net premiums earned in the first quarter of 2006 were $111.3 million, compared to $113.5 million in the first quarter of 2005. The decrease in net premiums earned is attributable to the adverse impact on our premium rates of the increased level of competition experienced recently in the property and casualty insurance industry.

Net premiums written decreased to $453.7 million in 2005, compared with $462.0 million in 2004. Premiums written on a direct basis constitute the most significant portion of premiums written. In 2005, direct premiums written were $474.7 million, compared with $478.8 million in 2004. The following states provided 55.6 percent of the total direct premium written in the property and casualty insurance segment in 2005: Iowa (13.4 percent), Texas (12.9 percent), Colorado (10.5 percent), Louisiana (10.4 percent) and Missouri (8.4 percent). The decrease in written premium is attributable to the rate decreases recently implemented in response to the increased level of competition existing in the property and casualty insurance market. In 2005, we continued to de-emphasize our personal lines of business, which resulted in a reduction in personal lines premiums earned. We intend to continue concentrating on our commercial lines of business, which is where we have historically been most profitable. In 2005, premiums earned decreased to $456.1 million, as compared with $456.9 million in 2004. In 2005, premiums earned from our commercial lines of business accounted for 88.4 percent of net premiums earned, compared with 87.7 percent in 2004.

We also assume insurance business from other insurance companies. Assumed premiums written increased between the past two years, with $15.1 million recorded in 2005, compared to $11.3 million recorded in 2004. The increase in assumed premiums written is primarily attributable to an increase in our participation on three of our reinsurance treaties.

Pre-tax catastrophe losses, net of reinsurance, of $37.4 million for the first quarter of 2006 added 33.6 points to our combined ratio, resulting in a reduction in after-tax earnings of $1.03 per share. The catastrophe costs incurred during the first quarter of 2006 not related to loss development from Hurricanes Katrina and Rita were generated primarily by a series of severe storms striking Missouri from March 11 through March 13 of this year. As of March 31, 2006, we had recorded $4.5 million in net losses incurred in response to these storms. Comparatively, pre-tax catastrophe losses, net of reinsurance, of $0.4 million for the first quarter of 2005 added 0.4 points to the first quarter 2005 combined ratio, resulting in a reduction in after-tax earnings of $0.01 per share.

The 2006 storm season has already begun in the Midwest, as evidenced by the series of tornadoes that hit Missouri in mid-March. Since quarter end, our company was also impacted by an early spring storm that struck eastern Iowa. We estimate that these storms will result in approximately $5.0 million to $6.0 million in catastrophe losses to our company in the remainder of 2006.

To reduce our exposure to losses, specifically catastrophic losses, we cede a portion of our business to other insurance companies. In 2005, we recorded ceded premiums written of $36.1 million, compared with $28.2 million in 2004. The significant increase in ceded premiums earned and written in 2005 is attributable to the $8.0 million reinsurance reinstatement premium incurred in response to the reinsurance recoveries on our losses from Hurricane Katrina. Our property reinsurance program covers policy losses in excess of $2.0 million up to $12.0 million for 2006, 2005 and 2004, and policy losses in excess of $1.5 million up to $10.0 million for 2003. Our casualty reinsurance program covers policy losses in excess of $2.0 million up to $15.0 million for 2006, 2005 and 2004, and policy losses in excess of $1.5 million up to $12.0 million for 2003. Our personal and commercial umbrella reinsurance program generally covers policy losses in excess of $1.0 million up to $10.0 million in 2006 and $1.0 million up to $5.0 million for 2005, 2004 and 2003. Our surety reinsurance program covers 100.0 percent of policy losses in excess of $1.5 million up to $5.0 million for 2006 and 2005 and 100.0 percent of policy losses in excess of $1.3 million up to $5.0 million for 2004 and 2003. In 2006, 2005, 2004 and 2003, our surety reinsurance program also covers 90.0 percent of policy losses in excess of $5.0 million up to $15.0 million and 80.0 percent of policy losses in excess of $15.0 million up to $20.0 million. Our catastrophe reinsurance program mitigates the total direct loss we may incur from a single catastrophe. For 2006, this program provides coverage for 95.0 percent of our policy losses in excess of our retention of $15.0 million for a catastrophic event, up to a limit of $165.0 million. For 2005, our program covered 95.0 percent of catastrophic policy losses in excess of $10.0 million up to a limit of $125.0 million. For 2004, our program covered 95.0 percent of catastrophic policy losses in excess of $10.0 million up to a limit of $105.0 million. For 2003, our program covered 95.0 percent of catastrophic policy losses in excess of $7.5 million up to a limit of $77.5 million.

Due to the 2005 hurricanes, some reinsurance companies experienced significant losses and capital erosion, thereby constraining capacity in the reinsurance market. Further constraint has resulted from rating agency downgrades of certain reinsurers due to the hurricane losses. These reinsurance market events have led to increased reinsurance renewal prices for many insurance companies, primarily those writing business in the loss-affected areas. Of further concern to some insurance companies is the possibility that they will be unable to collect amounts that are recoverable from reinsurers who are unable to meet their financial obligations. We have already been impacted by these rate increases, as the price for our 2006 catastrophe reinsurance coverage has increased significantly over the price charged for our 2005 coverage.

Our reinsurance contracts limit or exclude coverage for losses sustained because of terrorist activities. The Terrorism Risk Insurance Act of 2002 helped facilitate the creation of a market for insurance that covers commercial losses caused by acts of terrorism. The Act requires us to offer coverage for certified acts of terrorism on all polices issued or renewed through December 31, 2005. Under the Act as originally adopted, the federal government would share with primary and surplus lines insurers the costs of any insured losses caused by certified acts of terrorism. The Act defines a “certified” act of terrorism as “an act that is certified by the Secretary of the Treasury as resulting in aggregate losses in excess of $5.0 million, is a violent act or dangerous to human life, property or infrastructure, and is committed by an individual(s) acting on behalf of any foreign person or interest as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.” The Terrorism Risk Insurance Extension Act of 2005 extends the law through December 31, 2007. This Act also increased the aggregate net loss that must be incurred in order for the government coverage to be triggered. The Act stipulates that effective April 1, 2006, the aggregate threshold of $5.0 million was raised to $50.0 million. The aggregate threshold will be raised again to $100.0 million for 2007.

In 2005, the property and casualty insurance segment had losses and loss settlement expenses of $375.9 million. This amount reflects $453.4 million that was attributable to losses that occurred in 2005 and a redundancy of $77.5 million resulting from losses that occurred prior to 2005. We experienced loss redundancy in each of our lines of business, with the exception of fidelity and surety. The deficiency in this line of business experienced during 2005 was primarily attributable to the recognition of claim losses during the year in excess of the level reserved for at December 31, 2004.

Losses and loss settlement expenses incurred in 2004 totaled $256.2 million, reflecting losses and loss settlement expenses of $294.8 million resulting from losses that occurred in 2004 and a redundancy of $38.6 million on losses that occurred prior to 2004. We experienced a redundancy in each of our lines of business, with the exception of other liability. The adverse development in our other liability line of business was affected by construction defect losses and related legal costs.

Our reserving process, which contributed to favorable development of losses in 2005 and 2004, is presented under “Critical Accounting Policies” later in this discussion. The majority of our business is comprised of short duration contracts. However, we consider our workers’ compensation and other liability lines of business to be longtail lines of business due to the length of time that may elapse before claims are finally settled. Therefore, we may not know our final development on individual claims for many years. Our estimates for losses, particularly in these longtail lines, are dependent upon many factors, such as our estimate of the severity of the claim, the legal environment, inflation and medical costs. We consider all of these factors, as well as others, in estimating our loss reserves. As conditions or trends with respect to these factors change, we change our estimate for loss reserves accordingly.

In 2005, our $77.5 million net redundancy was attributable to the following factors: savings of approximately $1.6 million from workers’ compensation medical bill reviews, compared with approximately $1.5 million in 2004; savings of approximately $10.9 million from the use of alternative dispute resolution in 2005, compared with approximately $12.5 million in 2004; recoupment of approximately $6.7 million from salvage and subrogation in 2005, compared with approximately $4.4 million in 2004; and additional savings of approximately $58.3 million in 2005 and $20.2 million in 2004, attributable to both the payment of claims in amounts other than the amounts reserved and from changes in loss reserves due to additional information on individual claims that we received after the reserves for those claims had been established. The additional information we consider is unique to each claim. Such information includes facts that reveal we have no coverage obligation for a particular claim, changes in applicable laws that reduce our liability or coverage exposure on a particular claim, facts that implicate other parties as being liable on a particular claim and favorable court rulings that decrease the likelihood that we would be liable for a particular claim. Also, additional information relating to severity is unique to each claim. For example, we may learn during the course of a claim that bodily injuries are less severe than originally believed or that damage to a structure is merely cosmetic instead of structural, as originally reported. Another factor contributing to the substantial additional savings recognized during 2005 is the development of incurred but not reported (“IBNR”) claims and loss settlement expenses at a level significantly less than that reserved for at December 31, 2004. We attribute this favorable development to the fact that during 2005, we have experienced abnormally low levels of noncatastrophe claims frequency. Due to uncertainty surrounding loss development from Hurricane Katrina and the uncertainty surrounding the continuance of the extraordinarily low levels of noncatastrophe claims frequency experienced in recent years, we have not altered our reserving process as of December 31, 2005.

A catastrophe loss is a single incident or series of closely related incidents causing severe insured losses. Catastrophes are, by their nature, unpredictable. The frequency and severity of catastrophic losses we experience in any year affects our results of operations and financial position. In analyzing the underwriting performance of our property and casualty insurance segment, we evaluate performance both including and excluding catastrophe losses. The Insurance Services Office, a supplier of property and casualty statistical data, defines as catastrophes those events that cause $25.0 million or more in industry-wide direct insured losses to property and that affect a significant number of insureds and insurers. We use this definition, but we also include as catastrophes those events we believe are, or will be, material to our operations, either in amount or in number of claims made. In 2005 and 2004, losses from these events totaled $0.6 million and $3.9 million, respectively. Portions of our catastrophe losses may be recoverable under our catastrophe reinsurance agreements.

We make pricing and underwriting decisions based upon the review of our net loss ratio, which measures our profitability by line. In the table below, the net loss ratio for each of the last three years and for the first quarters of 2006 and 2005 for each of our lines of business is shown. The information in the table below is presented in accordance with U.S. GAAP.

	Years Ended December 31,									Three Months Ended March 31,
	2003			2004			2005			2005			2006
	Premiums Earned	Losses & Loss Settlement Expenses Incurred	Net Loss Ratio	Premiums Earned	Losses & Loss Settlement Expenses Incurred	Net Loss Ratio	Premiums Earned	Losses & Loss Settlement Expenses Incurred	Net Loss Ratio	Premiums Earned	Losses & Loss Settlement Expenses Incurred	Net Loss Ratio	Premiums Earned	Losses & Loss Settlement Expenses Incurred	Net Loss Ratio
										(unaudited)
	(In thousands)
Commercial lines:
Fire and allied lines (1)	$125,624	$52,307	41.6%	$133,781	$64,792	48.4%	$122,662	$172,351	140.5%	$32,460	$13,045	40.2%	$29,978	$38,461	128.3%
Other liability (2)	96,650	69,432	71.8%	111,603	74,192	66.5%	121,529	37,822	31.1%	29,356	8,542	29.1%	30,465	6,871	22.6%
Automobile	87,725	57,391	65.4%	93,357	51,747	55.4%	93,740	42,269	45.1%	23,095	10,466	45.3%	22,911	9,646	42.1%
Workers’ compensation	34,231	35,793	104.6%	35,792	29,153	81.5%	39,084	24,566	62.9%	9,431	4,305	45.6%	9,775	7,192	73.6%
Fidelity and surety	24,001	4,764	19.7%	25,345	5,498	21.7%	25,202	11,670	46.3%	5,990	3,179	53.1%	5,954	(2,458)	N/A
Miscellaneous	847	142	16.7%	822	128	15.6%	813	216	26.6%	195	163	83.6%	208	15	7.2%

Total commercial lines	369,078	219,829	59.6%	400,700	225,510	56.3%	403,030	288,894	71.7%	$100,527	$39,700	39.5%	$99,291	$59,727	60.2%
Personal lines:
Fire and allied lines (3)	25,080	16,900	67.4%	22,705	11,806	52.0%	21,240	61,363	288.9%	$5,464	$2,354	43.1%	$4,379	$1,955	44.6%
Automobile	30,891	24,439	79.1%	25,268	16,554	65.5%	20,421	9,458	46.3	5,511	1,635	29.7%	5,122	10,340	201.9%
Miscellaneous	647	1,602	N/A	457	(1,261)	N/A	528	1,086	N/A	97	159	N/A	83	163	N/A

Total personal lines	56,618	42,941	75.8%	48,430	27,099	56.0%	42,189	71,907	170.4%	$11,072	$4,148	37.5%	$9,584	$12,458	130.0%

Reinsurance assumed from third parties	9,270	8,839	95.4%	7,758	3,632	46.8%	10,928	15,057	137.8%	1,856	1,028	55.4%	2,379	$4,778	200.8%

Total	$434,966	$271,609	62.4%	$456,888	$256,241	56.1%	$456,147	$375,858	82.4%	$113,455	$44,876	39.6%	$111,254	$76,963	69.2%

(1)	“Fire and allied lines” includes fire, allied lines, commercial multiple peril and inland marine.
(2)	“Other liability” is business insurance covering bodily injury and property damage arising from general business operations, accidents on the insured’s premises and products manufactured or sold.
(3)	“Fire and allied lines” includes fire, allied lines, homeowners and inland marine.

The deterioration in our commercial lines of business, as measured by the net loss ratio, both in the first three months of 2006, and for the year ended December 31, 2005, was primarily attributable to Hurricanes Katrina and Rita.

Commercial fire and allied lines insurance covers losses to an insured’s property, including its contents, because of weather, fire, theft or other causes. We provide this coverage through a variety of business policies. The net loss ratio in our commercial fire and allied lines was 140.5 percent in 2005, compared with 48.4 percent in 2004. The deterioration in results between years is attributable to the severe hurricane losses we sustained in the Gulf Coast region of the United States in 2005. Hurricanes Katrina and Rita resulted in net catastrophe losses and loss settlement expenses totaling $126.1 million in this line of business during 2005. Premium rates in our commercial property lines of business have decreased during 2005. In 2006, we anticipate that premium rates will increase on the commercial property business we write in the Gulf Coast states, while continuing to decrease on business we write elsewhere.

Our other liability line of insurance covers businesses for bodily injury liability and property damage arising from general business operations, accidents on their premises and products manufactured or sold. We reported a net loss ratio in this line of 31.1 percent in 2005, compared with 66.5 percent in 2004. We experienced significant growth in net premiums earned in both 2005 and 2004 due to premium rate increases. Net premiums earned grew by 8.9 percent in 2005 and by 15.4 percent in 2004. Further contributing to the improvement in this line is the decreased level of loss frequency experienced during the year.

Our commercial automobile insurance covers physical damage to an insured’s vehicle, as well as liabilities to third parties. Automobile physical damage insurance covers loss or damage to vehicles from collision, vandalism, fire, theft, flood or other causes. Automobile liability insurance covers bodily injury, damage to property resulting from automobile accidents caused by the insured, uninsured or underinsured motorists and the legal costs of defending the insured against lawsuits. Our company policy is to write only standard automobile insurance, and we do not write coverage for large fleets of automobiles. Our net loss ratio in commercial automobile was 45.1 percent in 2005 compared with 55.4 percent in 2004. The improvement in this line resulted primarily from a reduction in loss frequency.

While the results in our workers’ compensation line of business improved from a loss ratio of 81.5 percent in 2004 to 62.9 percent in 2005, we still face challenges in this line of business. The challenges facing workers’ compensation insurance providers include some state regulatory climates that make it difficult to obtain appropriate rate increases and inflationary medical costs. We consider our workers’ compensation business to be a companion product; we do not write stand-alone workers’ compensation policies. Our workers’ compensation insurance covers primarily small- to mid-size accounts.

Our surety products guarantee performance and payment by our bonded principals. Our contract bonds protect owners from failure to perform on the part of our principals. In addition, our surety products protect material suppliers and subcontractors from nonpayment by our contractors. In 2005, the net loss ratio in this line was 46.3 percent, compared with 21.7 percent in 2004. Premiums earned decreased by $0.1 million to $25.2 million in 2005, while losses increased by 112.3 percent to $11.7 million. Typically, the surety business is characterized by infrequent but potentially high severity losses. When losses occur, our loss is determined by estimating the cost to complete the remaining work and to pay the contractor’s unpaid bills, offset by contract funds due to the contractor, reinsurance and the value of any collateral to which we may have access. In 2005, four of our bonded principals accounted for the majority of our losses. These principals defaulted on their bonded obligations after a determination was made that they did not have the financial wherewithal to complete the bonded projects and to pay the outstanding obligations associated with those projects. In response to these losses, we have tightened our underwriting approach by, among other things, requiring principals to provide audited financial statements more frequently, by requiring principals to maintain higher levels of capitalization, by limiting bonding on those principals showing signs of inadequate cash flow and by requiring additional indemnity and collateral.

In our personal lines business, the net loss ratio increased from 56.0 percent in 2004 to 170.4 percent in 2005. The drastic increase is primarily attributable to the losses with respect to our homeowners business written in the Gulf Coast states. While we purchase catastrophe reinsurance to protect ourselves against severe hurricanes, Hurricane Katrina resulted in an unforeseeable level of damage that we did not consider when we evaluated our reinsurance coverage for 2005. This resulted in a level of reinsurance protection that did not adequately protect us from the devastation of Hurricane Katrina. We are carefully evaluating and modifying our catastrophe reinsurance coverage to lessen the impact on us of future catastrophes in this region. Premium rates in our personal lines business also decreased overall during 2005. In 2006, we anticipate that premium rates will increase on business we write in the Gulf Coast states, while continuing to decrease on business we write elsewhere.

Our assumed reinsurance line of business deteriorated in 2005, ending the year with a net loss ratio of 137.8 percent, compared with 46.8 percent in 2004. Assumed losses increased by $11.4 million between 2004 and 2005. The deterioration in our results between years is primarily due to assumed losses of approximately $7.5 million related to Hurricane Katrina. In recent years, we have significantly reduced the level of our assumed reinsurance business. We continue to have exposure, primarily with respect to catastrophe coverage related to the runoff business, as well as to the small number of assumed reinsurance contracts that we have continued to underwrite.

Our underwriting expense ratio, determined on a U.S. GAAP basis, was 28.9 percent in 2005, compared with 29.2 percent in 2004. The improvement is primarily attributable to an increase in the level of underwriting costs we were able to defer in 2005, as allowed under U.S. GAAP.

Life insurance segment

In the first quarter of 2006, our life insurance segment recorded pre-tax income of $4.9 million, compared to $2.5 million for the first quarter of 2005. This improvement in the segment’s first quarter results was attributable to several factors. Total revenues improved primarily as the result of a $1.6 million increase in realized investment gains. This increase was attributable mainly to the call of one of our fixed maturity securities at a price in excess of our carrying value for the security. The improvement in the life insurance segment’s revenues was accompanied by a decrease in its total benefits, losses and expenses, resulting primarily from a $1.2 million decrease in interest on policyholders’ accounts. This decline was the result of a larger than normal withdrawal of annuity funds experienced during the first quarter. This increased level of annuity withdrawals is discussed further below. Somewhat offsetting this improvement in the segment’s total benefits, losses and expenses was a $1.0 million increase in the provision for liability for future policyholder benefits, which was attributable to an increase in our single premium whole life business.

Pre-tax income recorded by the life insurance segment for 2005 was $21.4 million, compared with $16.4 million for 2004. The increase in income was due mainly to an increase in net premiums earned, from $35.4 million in 2004 to $39.4 million in 2005. This increase was the result of marketing initiatives pursued in 2005 and 2004, which have led to increased sales of single premium whole life and term products. Net investment income earned in 2005 increased by $1.6 million, or 2.0 percent, to $84.1 million.

We do not report annuity deposits collected as net premiums earned. Instead, we invest annuity deposits and record them as future policy benefits. Revenues for fixed annuity products consist of policy surrender charges and investment income earned. In the first quarter of 2006, annuity deposits were $22.3 million, compared to $15.8 million in the first quarter of 2005. These deposits were more than offset by annuity surrenders and withdrawals of $39.8 million in the first quarter of 2006, compared to $18.4 million in the first quarter of 2005. The increase in surrenders and withdrawals is primarily attributable to our annuitants seeking alternative investment opportunities to a greater extent in 2006 than in 2005. In 2005, annuity deposits were $65.4 million, compared with $50.8 million in 2004. This level of annuity business is much lower than the levels we achieved prior to the temporary suspension of the sale of all fixed annuity business, which lasted from June 30, 2003 to

December 31, 2003. The deflated level of annuity writings we have experienced in recent years is attributable to the interest rate environment experienced over that time period. In 2005 and 2004, the life insurance segment’s annuity deposits were more than offset by surrenders and withdrawals of $96.6 million in 2005 and $72.8 million in 2004. The increase in surrenders and withdrawals is primarily attributable to our annuitants seeking alternative investment opportunities to a greater extent in 2005 than in 2004.

In 2005, we credited interest of $54.7 million to our fixed annuity and universal life policyholder accounts, compared with $56.4 million in 2004. We establish our interest-crediting rates based upon current market conditions and maintain a “spread” by crediting rates on our policyholder account balances that are less than the ratio of net investment income to average invested assets. Our fixed annuity products expose us to the risk that changes in interest rates could reduce the rate of return that we are able to earn on our investments, narrowing our spread.

Investment results

We recorded net investment income (before tax) of $29.2 million for the three-month period ended March 31, 2006, compared to $28.8 million for the three-month period ended March 31, 2005. Our invested assets decreased from $2.09 billion at December 31, 2005 to $2.06 billion at March 31, 2006.

Net investment income (before tax) increased by $7.4 million, or 6.6 percent, to $118.8 million in 2005, as compared to 2004. More than 90.1 percent of our investment income originates from interest on fixed maturity securities. We derive our remaining investment income from dividends on equity securities, interest on other long-term investments, interest on mortgage loans, interest on policy loans, interest on short-term investments and rent earned from tenants in our home office. The average investment yield, which is investment income divided by average invested assets, was 5.8 percent in 2005, compared with 5.7 percent in 2004. We attribute the increase between years to increases in interest rates in 2005, which resulted in more suitable investment opportunities during 2005 than in 2004.

Net realized investment gains (before tax) for the three-month period ended March 31, 2006 totaled $4.1 million, compared to $1.8 million of net realized investment gains (before tax) for the three-month period ended March 31, 2005. During the first three months of 2006 we recorded no investment write-downs, compared to $0.8 million in the first three months of 2005. We recorded net realized gains on securities on $4.5 million in 2005, compared with net realized gains of $4.1 million in 2004. The 2005 and 2004 amounts recognized included other-than-temporary impairments of $1.2 million and $0.3 million, respectively.

As of December 31, 2005, we recorded net unrealized gains, after tax, of $86.4 million, compared with net unrealized gains, after tax, of $103.7 million at December 31, 2004. The decline was driven primarily by the decrease in the fair value of our available-for-sale fixed maturity portfolio. The decrease in unrealized gains related to our fixed maturity portfolio resulted primarily from changes in interest rates, not from changes in the credit quality of the issuers of these securities. We consider any unrealized losses to be temporary, and we have the positive intent and ability to hold our fixed maturity securities for a period of time that is sufficient to allow for the recovery in fair value that we expect to occur. We also believe that the unrealized losses on our equity portfolio are temporary. As of December 31, 2005, the largest unrealized loss, after tax, on any single investment security was $0.8 million.

Changes in unrealized gains do not affect net income and earnings per common share but do impact comprehensive income, stockholders’ equity and book value per common share. We record unrealized losses subsequently identified as other-than-temporary impairments as a component of net realized gains and losses. See “Critical Accounting Policies” for a presentation of our impairment policy.

Federal income taxes

In the first quarter of 2006, our effective federal income tax expense rate was 19.6 percent, compared to 31.2 percent for the first quarter of 2005. For the year ended December 31, 2005, we had an effective federal income tax benefit rate of 37.9 percent, compared to an effective federal income tax expense rate of 31.3 percent for the year ended December 31, 2004. Our effective tax rate differs from the federal statutory income tax expense rate of 35.0 percent due principally to the effect of tax-exempt municipal bond interest income, nontaxable dividend income and the reduction of a valuation allowance on our deferred tax assets.

As of December 31, 2005, we have a deferred tax asset for net operating loss carryforwards totaling $21.9 million, which was acquired as part of our purchase of American Indemnity Financial Corporation. These net operating loss carryforwards expire from 2009 to 2018. We are required to establish a valuation allowance for any portion of the gross deferred tax asset that we believe may not be realized. At December 31, 2005, we recorded a valuation allowance of $7.3 million, which relates to these net operating loss carryforwards that can only be used to offset future income tax expense of the property and casualty insurance segment. As we have determined that the benefit of these net operating losses can be realized, we have recorded the related reduction in the deferred tax asset valuation allowance as a reduction to our intangible asset relating to agency relationships. These adjustments resulted in the elimination of the carrying value of this intangible asset in 2004. We will recognize the remainder of these adjustments through our consolidated statements of income as a reduction to current tax expense.

Minimum pension liability

We have no minimum pension liability as of March 31, 2006 or December 31, 2005. At December 31, 2004, we recorded a minimum pension liability of $1.9 million before tax, which represents the amount that we recognized to cover a $2.5 million deficit that occurred because the fair value of plan assets was less than our accumulated benefit obligation. This deficit was comprised of the unfunded accumulated benefit obligation and prepaid pension costs, offset by an intangible asset of $0.6 million related to unrecognized prior service cost, to arrive at the additional pre-tax minimum pension liability required to be recognized as a component of accumulated other comprehensive income in our Consolidated Financial Statements.

Results of Operations for the Years Ended December 31, 2004 and 2003

In 2004, we reported net income of $78.8 million, or $3.68 per share (after providing for the dividend on convertible preferred stock), which included net realized investment gains (before tax) of $4.1 million. Net income in 2003 was $55.6 million, or $2.53 per share (after providing for the dividend on convertible preferred stock), which included net realized investment losses (before tax) of $1.7 million. Diluted earnings were $3.34 per share and $2.36 per share for 2004 and 2003, respectively.

The improvement in results was driven primarily by growth in property and casualty premiums earned. Also contributing to the increase in net income between years was a reduction in losses and loss settlement expenses and a decrease in other-than-temporary investment impairments recorded between years.

Total revenues increased by $34.8 million to $608.1 million in 2004, as compared with 2003. Net premiums earned increased by $27.7 million to $492.3 million, an increase of 6.0 percent. In 2004, we recorded other-than-temporary investment impairments of $0.3 million, compared with $6.4 million in 2003.

Losses and settlement expenses decreased by $15.8 million, or 5.5 percent, between 2003 and 2004. While losses and settlement expenses increased between years in some of our lines of business, significant improvement in our automobile and workers’ compensation lines of business led to the overall improvement between years. We attributed the improvement to a decrease in claim frequency.

Property and casualty insurance segment

The property and casualty insurance segment reported pre-tax income of $98.4 million in 2004, compared with $66.9 million in 2003. Growth in net premiums earned and a decrease in losses and settlement expenses drove this increase in pre-tax income and led to improvement in our combined ratios calculated in accordance with both statutory accounting principles and U.S. GAAP.

Our property and casualty insurance segment compared favorably with the property and casualty industry. Our statutory combined ratio was 86.4 percent in 2004, compared with 93.1 percent in 2003. Like the industry as a whole, our underwriting profitability benefited from premium rate increases that began in 2001 and continued in 2002 and 2003. While pricing leveled in 2004, we continued to realize the impact of the prior year premium rate increases as the related premium was earned. We attributed the reduction in losses and settlement expenses, which was concentrated in our automobile and workers’ compensation lines of business, to a decrease in loss frequency and continued adherence to disciplined underwriting standards.

In 2004, premiums earned increased to $456.9 million, as compared with $435.0 million in 2003. The increase in earned premium was attributable to the rate increases implemented in recent years, while our policy count decreased between 2003 and 2004. In 2004, we continued to de-emphasize our personal lines of business, which resulted in a reduction in personal lines premiums earned. We intend to continue concentrating on our commercial lines of business, which is where we have historically been most profitable. In 2004, premiums earned from our commercial lines of business accounted for 87.7 percent of net premiums earned, compared with 84.9 percent in 2003.

Net premiums written grew to $462.0 million in 2004, compared with $450.5 million in 2003. Premiums written on a direct basis constitute the most significant portion of premiums written. In 2004, direct premiums written were $478.8 million, compared with $469.0 million in 2003. The following states provided 55.0 percent of the total direct premium written in the property and casualty insurance segment in 2004: Texas (13.6 percent), Iowa (13.3 percent), Louisiana (11.1 percent), Colorado (8.8 percent) and Missouri (8.2 percent).

We also assumed insurance business from other insurance companies. Assumed premiums written decreased slightly between 2004 and 2003, with $11.3 million recorded in 2004, compared with $12.9 million recorded in 2003.

In 2004, we incurred losses and settlement expenses of $256.2 million, of which $294.8 million was attributable to losses that occurred in 2004. In 2004, we recorded a $38.6 million offset to losses incurred related to the net savings realized in 2004 on the settlement of losses that occurred prior to 2004. The net savings, also referred to as loss redundancy, resulted from settling or re-estimating claims for less than reserved at December 31, 2003. We experienced a redundancy in each of our lines of business, with the exception of other liability. The adverse development in our other liability line of business was impacted by construction defect losses and related legal costs.

Losses and settlement expenses incurred in 2003 totaled $271.6 million, reflecting losses and settlement expenses of $283.9 million resulting from losses that occurred in 2003 and loss redundancy of $12.3 million on losses that occurred prior to 2003. The overall redundancy in a majority of our lines of business more than offset the loss deficiencies in our other liability and workers’ compensation lines of business. The adverse development in our other liability line of business was due to several large claims that were reported to us in 2003. As in 2004, this line of business was negatively affected by the emergence of construction defect losses, as well as higher than anticipated legal costs. The adverse development in our workers’ compensation line of business was due to an increase in our reserves for older accident years.

Our reserving process, which contributed to favorable development of losses in 2004 and 2003, is presented under “Critical Accounting Policies” later in this discussion. Our workers’ compensation and other liability lines of business are considered longtail lines of business due to the length of time that may elapse before claims are finally settled. Therefore, we may not know our final development on individual claims for many years. Our estimates for losses, particularly in these longtail lines, are dependent upon many factors, such as our estimate of the severity of the claim, the legal environment, inflation and medical costs. We consider all of these factors, as well as others, in estimating our loss reserves. As conditions or trends with respect to these factors change, we change our estimate for loss reserves accordingly.

In 2004, our $38.6 million net redundancy was attributable to the following factors: savings of approximately $1.5 million from workers’ compensation medical bill reviews, compared with approximately $1.1 million in 2003; savings of approximately $12.5 million from the use of alternative dispute resolution in 2004, compared with approximately $7.3 million in 2003; recoupment of approximately $4.4 million from salvage and subrogation in 2004, compared with approximately $5.8 million in 2003; and additional savings of approximately $20.2 million in 2004 attributable to both the payment of claims in amounts other than the amounts reserved and from changes in loss reserves due to additional information on individual claims that we received after the reserves for those claims had been established, compared with a small deficiency offset of approximately $1.9 million in 2003. The additional information we consider is unique to each claim. Such information includes facts that reveal we have no coverage obligation for a particular claim, changes in applicable laws that reduce our liability or coverage exposure on a particular claim, facts that implicate other parties as being liable on a particular claim and favorable court rulings that decrease the likelihood that we would be liable for a particular claim. Also, additional information relating to severity is unique to each claim. For example, we may learn during the course of a claim that bodily injuries are less severe than originally believed or that damage to a structure is merely cosmetic instead of structural, as originally reported.

In 2004, we recorded $19.2 million in catastrophe losses, compared with $17.6 million in 2003. A series of four hurricanes that made landfall in the southern United States contributed $12.6 million of the catastrophe losses in 2004.

A catastrophe loss is a single incident or series of closely related incidents causing severe insured losses. Catastrophes are by their nature unpredictable. The frequency and severity of catastrophic losses we experience in any year impacts our results of operations and financial position. In analyzing the underwriting performance of our property and casualty insurance segment, we evaluate performance both including and excluding catastrophe losses. The Insurance Services Office, a supplier of property and casualty statistical data, defines as catastrophes those events that cause $25.0 million or more in industry-wide direct insured losses to property and that affect a significant number of insureds and insurers. We use this definition, but we also include as catastrophes those events we believe are, or will be, material to our operations, either in amount or in number of claims made. In 2004 and 2003, these amounts totaled $3.9 million and $4.0 million, respectively. Portions of our catastrophe losses may be recoverable under our catastrophe reinsurance agreements.

We review our net loss ratio to measure our profitability by line and make pricing and underwriting decisions based upon these results. Our net loss ratio was 56.1 percent in 2004, 62.4 percent in 2003 and 71.9 percent in 2002.

The net loss ratio in our commercial lines of business improved from 59.6 percent in 2003 to 56.3 percent in 2004. Pricing increases occurring in 2003 and 2004 contributed to the growth in commercial lines premiums earned, which increased by $31.6 million or 8.6 percent. During 2003, we achieved double-digit premium rate increases in many of our commercial lines and in many of the states where we write commercial accounts. During 2004, the average premium rate increases in these lines were in the high single-digit range.

Commercial fire and allied lines insurance covers losses to an insured’s property, including its contents, as a result of weather, fire, theft or other causes. We provide this coverage through a variety of business policies. The net loss ratio in our commercial fire and allied lines was 48.4 percent in 2004, compared with 41.6 percent in 2003. Catastrophe losses in this line were $12.8 million in 2004, compared with $13.3 million in 2003. Our results in 2004 were less favorable than in 2003, due primarily to the slowing of premium rate increases in 2004. We anticipated that 2005 premium rates would be flat to decreasing in the commercial property lines of business.

Our other liability line of insurance covers businesses for liability for bodily injury and property damage arising from general business operations, accidents on their premises and products manufactured or sold. We reported a net loss ratio in this line of 66.5 percent in 2004 compared with 71.8 percent in 2003. We experienced significant net premium growth in both 2003 and 2004 due to premium rate increases. Net premiums earned grew by 15.4 percent in 2004 and by 15.5 percent in 2003. Our loss frequency in the other liability line decreased in 2004 from 2003, and our cost of settlement expenses decreased. We attributed the decrease in settlement expenses to specific improvements that we initiated in our underwriting guidelines.

Our commercial automobile insurance covers physical damage to an insured’s vehicle as well as liabilities to third parties. Automobile physical damage insurance covers loss or damage to vehicles from collision, vandalism, fire, theft, flood or other causes. Automobile liability insurance covers bodily injury, damage to property resulting from automobile accidents caused by the insured, uninsured or underinsured motorists and the legal costs of defending the insured against lawsuits. Our policy is to write only standard automobile insurance, and we do not write coverage for large fleets of automobiles. Our net loss ratio in commercial automobile was 55.4 percent in 2004 compared with 65.4 percent in 2003. The improvement in this line resulted from a combination of net premium growth and a reduction in loss frequency. The net premium growth was driven by premium rate increases.

While the results in our workers’ compensation line of business improved from a loss ratio of 104.6 percent in 2003 to 81.5 percent in 2004, the loss ratio was still unsatisfactory. The challenges facing workers’ compensation insurance providers include some state regulatory climates that make it difficult to obtain appropriate rate increases, inflationary medical costs and the slow economic recovery in the United States. We were able to implement moderate rate increases during 2004, which contributed to the improvement in results. We consider our workers’ compensation business to be a companion product; we do not write stand-alone workers’ compensation policies. Our workers’ compensation insurance covers primarily small- to mid-size accounts.

Our surety products guarantee the performance and payment of our bondholders. Our contract bonds protect owners from failure to perform on the part of our principals. Also, material suppliers and subcontractors are protected from nonpayment by our contractors. In 2004, the net loss ratio in this line was 21.7 percent, compared with 19.7 percent in 2003. Premiums earned was relatively flat between 2003 and 2004, increasing by $1.3 million to $25.3 million, while losses increased by 15.4 percent to $5.5 million. In 2003, we saw losses incurred in this line more than double from 2002 losses. We attributed the increased level of losses in 2003 and 2004 to the slow economic recovery in the United States, which has greatly reduced the number of public construction projects. Typically, the surety business is characterized by infrequent but potentially high severity losses. When losses occur, our loss is determined by estimating the cost to complete the remaining work and to pay the contractor’s unpaid bills, offset by contract funds due to the contractor, reinsurance and the value of any collateral to which we may have access.

In 2003, to improve our underwriting results, we completed the consolidation of all of our personal lines business to our home office in Cedar Rapids, Iowa. In conjunction with the consolidation, we reduced the number of personal lines policies and implemented modest pricing increases in 2004. We believe that this consolidation contributed to the improved results in our personal lines in 2004. The net loss ratio decreased from 75.8 percent in 2003 to 56.0 percent in 2004. In addition to improving underwriting results, the consolidation of the personal lines business enabled us to provide more consistent and efficient service to our agents and policyholders.

Our assumed reinsurance line of business improved in 2004, ending the year with a net loss ratio of 46.8 percent, compared with 95.4 percent in 2003. We attributed the improvement to a reduction in runoff losses related to assumed contracts that expired in 2000, which we did not renew. In 2004, we maintained the same assumed reinsurance contracts as in 2003. Assumed losses decreased by $5.2 million between 2003 and 2004. We continued to have exposure, primarily with respect to catastrophe coverage related to the runoff business, as well as to the small number of assumed reinsurance contracts that we have continued to underwrite. We believed that as of December 31, 2004, our loss reserves established for the assumed reinsurance business were appropriate.

Our underwriting expense ratio determined on a U.S. GAAP basis was 29.2 percent in 2004, compared with 29.1 percent in 2003. During 2004, we recorded one-time expenses related to the consolidation of underwriting offices in New Orleans and Galveston. We believed that the office consolidation would result in improvement in the expense ratio in future years. Offsetting this and other cost-savings measures, we anticipated continued increases in legal and professional fees related to corporate governance.

Life insurance segment

Pre-tax income recorded by the life insurance segment for 2004 was $16.4 million, compared with $13.0 million for 2003. The increase in income was attributable primarily to an increase in net premiums earned and a decrease in net realized investment losses. The increase in net premiums earned was the result of marketing initiatives pursued in the last year, which led to increased sales of single premium whole life and term products. The decrease in net realized investment losses was primarily due to investment write-downs of $0.3 million in 2004 versus investment write-downs of $5.5 million in 2003. Net investment income earned in 2004 increased by $1.2 million, or 1.5 percent, to $82.5 million.

Net premiums earned by the life insurance segment in 2004 totaled $35.4 million, compared with $29.6 million in 2003. Annuity deposits collected are not reported as net premiums earned. Annuity deposits are invested and recorded as future policy benefits. Revenues for fixed annuity products consist of policy surrender charges and investment income earned. In 2004, annuity deposits were $50.8 million, compared with $69.1 million in 2003. These annuity deposit results were much lower than the results we had been able to achieve prior to the temporary suspension of the sale of all fixed annuity business, which went into effect on June 30, 2003. We temporarily suspended the sale of fixed annuities in consideration of the difficulty we had in finding investment vehicles suitable in duration and quality to fit our asset-liability matching needs. The difficulty in finding suitable investment vehicles resulted in the accumulation of significant amounts of cash, which improved our liquidity, but also resulted in negative spreads on new business. As a result of the improving investment environment, we re-entered the fixed annuity marketplace in most of our licensed states, effective January 1, 2004. Since our re-entry into the fixed annuity marketplace, our annuity deposit levels have gradually recovered, but they have not yet returned to presuspension levels.

In 2004, we credited interest of $56.4 million to our fixed annuity and universal life policyholder accounts, compared with $56.5 million in 2003. We establish our interest-crediting rates based upon current market conditions and maintain a “spread” by crediting rates on our policyholder account balances that are less than the ratio of net investment income to average invested assets. Our fixed annuity products expose us to the risk that changes in interest rates could reduce our spread and the rate of return that we are able to earn on our investments.

Investment results

Net investment income increased by $3.0 million, or 2.7 percent, to $111.5 million between 2003 and 2004. More than 90 percent of our investment income originated from interest on fixed maturity securities. Our remaining investment income was derived from dividends on equity securities, interest on other long-term investments, interest on mortgage loans, interest on policy loans, interest on short-term investments and rent earned from tenants in our home office. The average investment yield, which is investment income divided by average invested assets, was 5.7 percent in 2004, compared with 5.9 percent in 2003. We attributed the decrease between years to the reinvestment of proceeds from maturing fixed maturities and the investment of new funds at lower investment yields during 2004 due to then current market conditions.

As of December 31, 2004, we had recorded net unrealized gains, after tax, of $103.7 million, compared with net unrealized gains, after tax, of $90.6 million at December 31, 2003. The growth was driven by the increase in the fair value of our equity security portfolio. Included within the 2004 net unrealized gain were unrealized losses of $4.1 million on our fixed maturity portfolio and $1.3 million on our equity portfolio. We believe that the unrealized losses related to our fixed maturity portfolio resulted primarily from changes in interest rates, not from changes in the credit quality of the issuers of these securities. We consider the unrealized losses to be temporary, and we have the intent and ability to hold our fixed maturity securities for a period of time that is sufficient to allow for the recovery in fair value that we expect to occur. We also believe that the unrealized losses on our equity portfolio are temporary. As of December 31, 2004, the largest unrealized loss, after tax, on any single investment security was $0.9 million.

Unrealized losses do not affect net income and earnings per common share but do reduce comprehensive net income, stockholders’ equity and book value. Unrealized losses subsequently identified as other-than-temporary impairments are recorded as a component of net realized gains and losses. We recorded net realized gains on securities of $4.1 million in 2004, compared with net realized losses of $1.7 million in 2003. The 2004 and 2003 amounts recognized included other-than-temporary impairments of $0.3 million and $6.4 million, respectively.

Federal income taxes

In 2004, our effective federal income tax rate of 31.3 percent was less than the applicable federal tax rate of 35.0 percent due primarily to our portfolio of tax-exempt securities. Our effective rate was 30.4 percent in 2003.

As of December 31, 2004, we had a deferred tax asset for net operating loss carryforwards totaling $21.9 million, all of which were acquired as part of our purchase of American Indemnity Financial Corporation. These net operating loss carryforwards expire from 2009 to 2018. We are required to establish a valuation allowance for any portion of the gross deferred tax asset that we believe may not be realized. At December 31, 2004, we recorded a valuation allowance of $7.8 million, of which $7.3 million related to these net operating loss carryforwards that can only be used to offset future income of the property and casualty insurance segment. As we have determined that the benefit of these net operating losses can be realized, the related reduction in the deferred tax asset valuation allowance has been recorded as a reduction to our intangible asset relating to agency relationships. These adjustments have resulted in the elimination of the carrying value of the intangible asset related to the acquisition of American Indemnity Financial Corporation. The remainder of these adjustments will be recognized through our consolidated statements of income as a reduction to current tax expense.

Investments

Our main objectives in managing our investment portfolio are to maximize after-tax investment income and total investment returns. We develop our investment strategies based on a number of factors, including estimated duration of reserve liabilities, short- and long-term liquidity needs, projected tax status, general economic conditions, expected rates of inflation and regulatory requirements. We manage our portfolio based on investment guidelines approved by our management, which comply with applicable statutory regulations. The composition of our investment portfolio at December 31, 2005, is presented in the following table in accordance with U.S. GAAP.

	Property & Casualty Insurance Segment		Life Insurance Segment		Total
		Percent of Total		Percent of Total		Percent of Total
	(In thousands, except ratios)
Fixed maturities (1)	$505,230	74.8%	$1,344,646	95.0%	$1,849,876	88.5%
Equity securities	149,422	22.1%	9,100	0.6%	158,522	7.6%
Trading securities	4,881	0.7%	—	—%	4,881	0.2%
Mortgage loans	4,191	0.6%	19,446	1.4%	23,637	1.1%
Policy loans	—	—%	8,193	0.6%	8,193	0.4%
Other long-term investments	11,036	1.6%	—	—%	11,036	0.5%
Short-term investments	1,375	0.2%	34,110	2.4%	35,485	1.7%

Total	$676,135	100.0%	$1,415,495	100.0%	$2,091,630	100.0%

(1)	Available-for-sale fixed maturities are carried at fair value, while held-to-maturity fixed maturities are carried at amortized cost.

Assets relating to the property and casualty segment are invested to meet liquidity needs and maximize after-tax returns with appropriate risk diversification. Assets relating to the life insurance segment are invested to meet liquidity needs, maximize the investment return and achieve a matching of assets and liabilities.

Our life insurance company actively manages its assets using an approach that balances quality, diversification, asset/liability matching, liquidity and investment return. The goals of the investment process are to optimize, net of income taxes, risk-adjusted investment income and risk-adjusted total return, while ensuring that the assets and liabilities are managed on a cash flow and duration basis.

We establish target asset portfolios for each major insurance product that represent the investment strategies used to profitably fund its liabilities within acceptable levels of risk. In executing the asset/liability matching strategies, management regularly reevaluates the estimates used in determining the approximate amounts and timing of payments to or on behalf of policyholders for insurance liabilities. Failure to accurately make these estimates could impact our ability to achieve our asset/liability management goals and objectives.

At March 31, 2006, our invested assets were $2.1 billion, primarily comprised of fixed maturity securities. At December 31, 2005, our invested assets had increased $127.4 million, or 6.5 percent, from December 31, 2004. The increase in invested assets is attributable to improvements in the investment environment. As interest rates have increased, we have realized an increase in the suitable investment opportunities available to us. As a result, we have purchased investments during the year at a rate exceeding sales, calls and maturities of investments. The increase in invested assets was somewhat offset by a decrease in the unrealized appreciation recognized on our investment portfolio. The net unrealized gain or loss from these investments is reported net of tax as a separate component of accumulated other comprehensive income.

The decrease in invested assets we experienced in the first quarter of this year is attributable primarily to a decline in the unrealized appreciation recorded on our available-for-sale investments. The primary factor leading to this decline was the impact that increasing interest rates had on the carrying value of our available-for-sale fixed maturity portfolio. Available-for-sale fixed maturities are carried at fair market value, which generally declines as interest rates rise. The net unrealized gain from these investments is reported net of tax as a separate component of stockholders’ equity. Also contributing to the decrease in invested assets for the period was the excess of cash inflows from investments over cash outflows to investments. The positive net cash flows from investing activities provided the increase in liquidity necessary to accommodate the funding requirements for our Hurricane Katrina and Hurricane Rita claim obligations as well as the funding requirements for the increased level of withdrawal activity in our life insurance segment’s annuity portfolio.

The changes in our total reported invested asset balance during 2005 and the first quarter of 2006 are summarized in the table below (in thousands).

Invested Assets at December 31, 2004	$1,964,260
Purchases	478,840
Sales	(16,861)
Calls / Maturities	(285,492)
Other	2,400
Realized gain on sale	5,031
Mark to market adjustment (1)	(1,405)
Net bond premium accretion	(897)
Decrease in unrealized gain	(54,246)

Change in carrying value of invested assets	127,370

Invested Assets at December 31, 2005	$2,091,630

Purchases	$80,580
Sales	(1,117)
Calls / Maturities	(90,937)
Realized gain on sale	3,581
Mark to market adjustment (1)	503
Net bond premium accretion	(871)
Decrease in unrealized gain	(27,293)

Change in carrying value of invested assets	(35,554)

Invested Assets at March 31, 2006	$2,056,076

(1)	Pursuant to U.S. GAAP, changes in the fair value of both our portfolio of trading securities and limited liability partnership investments are recognized currently in earnings.

At March 31, 2006, $1.72 billion, or 95.9 percent, of our fixed income security portfolio was classified as available-for-sale. At December 31, 2005, $1.78 billion, or 96.1 percent, of our fixed maturities were classified as available-for-sale, compared with $1.63 billion, or 94.3 percent, at December 31, 2004. Our trading securities consist primarily of convertible redeemable preferred securities, which we record at fair value, with any changes in fair value recognized in earnings. We classify our remaining fixed maturities as held-to-maturity and we report them at amortized cost. As of December 31, 2005, 92.5 percent of our fixed maturities were investment grade, as defined by the National Association of Insurance Commissioners’ Securities Valuation Office, with ratings of Class 1 or Class 2.

Liquidity and Capital Resources

Liquidity measures a company’s ability to generate enough cash to adequately meet its long- and short-term obligations as they come due. Our operating cash needs consist primarily of paying insurance loss and loss settlement expenses and day-to-day operating expenses. We are able to meet these cash requirements through the receipt of insurance premiums and investment income.

Cash flow and liquidity is derived from three sources, operating activities, investing activities and financing activities.

Net cash provided by our operating activities was $36.6 million for the three months ended March 31, 2006, compared to $31.4 million for the three months ended March 31, 2005. The increase in cash provided by operating activities was primarily attributable to the tax refund received in the first quarter of 2006 and the reinsurance recoveries received during the quarter related to Hurricanes Katrina and Rita. These increases were somewhat offset by the significant claim payments made during the quarter in response to Hurricanes Katrina and Rita.

We also have significant cash flows from sales of investments and from scheduled and unscheduled maturities of investment securities, redemptions and prepayments. These cash flows totaled $91.7 million through March 31, 2006 and $84.0 million through March 31, 2005. We invest in fixed maturities that mature at regular intervals in order to meet our scheduled obligations to pay policy benefits, claims and claim adjusting expenses.

Cash used in financing activities was $21.7 million through the first three months of 2006, compared to cash provided by financing activities of $5.2 million through the first three months of 2005, a decrease of $26.9 million between periods. This decrease is attributable to a significant increase in the amount of surrenders and withdrawals experienced by our life insurance segment’s annuity portfolio during the first quarter. This resulted in negative annuity cash flows of $18.9 million during the first quarter of 2006, compared to positive annuity cash flows of $8.5 million during the first quarter of 2005.

If our operating, investment and financing cash flows are not sufficient to support our operations, we have additional short-term investments that we could utilize for this purpose. At March 31, 2006, our consolidated invested assets included $59.8 million of short-term investments, which consist primarily of fixed maturities that mature within a year. We may also borrow up to $50.0 million on our existing bank line of credit, which expires on July 10, 2006. As of March 31, 2006, there are no amounts outstanding under our line of credit, other than letters of credit utilized in our reinsurance operations, which are not material in amount.

As of December 31, 2005, our cash and cash equivalents totaled $162.8 million, compared with $305.6 million at December 31, 2004. The decrease in cash and cash equivalents was caused primarily by the significant investment activity undertaken during 2005. The rise in interest rates led to an increase in the suitable investment opportunities available to us. As a result, we purchased investments (primarily available-for-sale bonds) during 2005 at a rate significantly exceeding sales, calls and maturities of investments. The level of cash has also decreased due to the substantial amount of losses and loss settlement expenses paid in the third and fourth quarter and the payment of cash dividends in 2005.

Net cash provided by operations varies with our underwriting profitability. As our profitability from insurance operations decreased between 2004 and 2005, our net cash from operations decreased from $142.7 million in 2004 to $53.7 million in 2005. The decrease in cash and cash equivalents during the year is primarily attributable to our increased investment activity for the year. During 2005, our purchases of investment securities totaled $478.8 million, compared with $431.9 million in 2004. The investment environment during 2005 made it beneficial for us to increase our level of investment activity. Our investment activity was focused largely in short-term investments.

Cash flows from sales of investments and scheduled and unscheduled investment security maturities, redemptions and prepayments totaled $302.4 million in 2005 and $317.1 million in 2004, which was sufficient for our cash flow needs in both years.

In 2005, net cash used in financing activities totaled $12.7 million. We generate cash from the sale, less withdrawals, of our fixed annuities and universal life contracts. In 2005, net cash used in these activities totaled $1.3 million, compared with cash provided by these activities of $23.2 million in 2004. This decrease is described in the life insurance segment discussion. Dividend payments to our common and preferred stockholders totaled $12.0 million in 2005, compared with $14.9 million in 2004. The conversion of our preferred stock in 2005 resulted in the decrease in dividend payments, as compared to 2004.

We invest funds available for short-term cash needs primarily in money market accounts, which are classified as cash equivalents. At December 31, 2005, our cash and cash equivalents included $44.3 million related to these money market accounts, compared with $31.4 million at December 31, 2004.

The insurance laws of the states and jurisdictions where our insurance subsidiaries and affiliate are domiciled restrict the timing and the amount of dividends we may pay without prior regulatory approval. In the first quarter of 2006, there were no intercompany dividend payments. In 2005, United Fire & Casualty Company received $4.0 million in dividends from its subsidiary United Life Insurance Company. There were no intercompany dividends in 2004. The maximum amount of dividends that our insurance company subsidiaries can pay to us in 2006 without regulatory approval is approximately $29.0 million.

Redeemable Preferred Stock

On May 16, 2005, we redeemed any remaining shares of preferred stock that holders had not converted to common stock. Of the 2.8 million shares of preferred stock issued, over 99.8 percent of the shares had been converted into shares of common stock prior to the redemption date. The issuance costs generated by the preferred stock offering were initially recorded as an offset to the carrying value of our preferred stock and accreted to retained earnings through the mandatory redemption date. Both the accretion of preferred stock issuance costs and the dividends on the preferred stock are recorded as offsets to net income in arriving at earnings available to common stockholders, which is the basis of the earnings per share calculation. After giving effect to the second quarter 2005 conversion and redemption of our preferred shares, we have accreted all issuance costs of the preferred stock.

Stockholders’ Equity

Stockholders’ equity increased from $500.2 million at December 31, 2005 to $502.3 million at March 31, 2006, an increase of 0.4 percent. The increase in stockholders’ equity was primarily attributable to net income of $13.5 million. Offsetting this amount were a decrease in unrealized appreciation of $8.9 million and stockholder dividends of $2.8 million. At March 31, 2006, book value was $21.28 per common share compared to $21.20 per common share at December 31, 2005.

Stockholders’ equity increased from $452.2 million at December 31, 2004 to $500.2 million at December 31, 2005, an increase of 10.6 percent. Increases to stockholders’ equity included: net income of $9.0 million, issuance of common stock of $11.5 million and additional paid-in capital of $58.4 million. The increases in common stock and additional paid-in capital are due primarily to the preferred stock conversion that took place in 2005. Common and preferred stockholder dividends of $11.8 million, preferred stock issuance cost accretion of $3.2 million and a decrease in net unrealized appreciation of $17.3 million all decreased stockholders’ equity. Book value per share at December 31, 2005, was $21.20, compared with $22.46 at December 31, 2004. As of December 31, 2005, the board of directors had authorized the repurchase of 87,167 shares of our common stock.

Contractual Obligations and Commitments

The table below shows our contractual obligations and commitments, including our estimated payments due by period, at December 31, 2005.

	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
	(In thousands)
Loss and loss settlement expense reserves	$620,100	$299,791	$206,555	$93,096	$20,658
Operating leases	27,655	4,435	7,268	4,982	10,970
Future policy benefit reserves	1,285,635	252,014	477,495	256,560	299,566

Total	$1,933,390	$556,240	$691,318	$354,638	$331,194

We do not discount loss and loss settlement expense reserves, which represent our best estimate, based upon our historical payout patterns, of the amount and timing of the ultimate settlement and administration of claims. Both the timing and amount of these payments may vary from the payments indicated. We establish reserves for future policy benefits for life and annuity contracts. Payment amounts for future policy benefit reserves must be actuarially estimated and are not determinable from the contract. The projected payments illustrated above are based on the assumption that the holders of our annuities and life insurance policies will withdraw their account balances from the company upon the expiration of their contracts. Actual cash withdrawals could be significantly less than these amounts, depending upon the interest rate environment in existence at the time of the contract expirations. Our operating lease obligations are primarily for the rental of office space, vehicles, computer equipment and office equipment. At March 31, 2006 and December 31, 2005, we have no off-balance sheet obligations or commitments.

Critical Accounting Policies

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties and that potentially may result in materially different results under different assumptions and conditions. Our discussion and analysis of our results of operations and financial condition are based upon our Consolidated Financial Statements, which we have prepared in accordance with U.S. GAAP. As we prepare these financial statements, we must make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We evaluate our estimates on an ongoing basis. We base our estimates on historical experience and on other assumptions that we believe to be reasonable under the circumstances. Actual results could differ from those estimates. We believe that our most critical accounting policies are as follows.

Investments

All investment securities are classified upon acquisition as held-to-maturity, trading or available-for-sale. Investments in held-to-maturity fixed maturities are recorded at amortized cost. Available-for-sale fixed maturities, trading securities, equity securities and other long-term investments are recorded at fair value. Mortgage loans and short-term investments are recorded at cost. Policy loans are recorded at the actual amount loaned to the policyholder.

In most cases, quoted market prices are used in determining the fair value of fixed maturities, equity securities and short-term investments. Where quoted market prices are unavailable, fair value is based upon estimated realizable value. Other long-term investments, consisting primarily of holdings in limited partnership funds, are valued by the various fund managers. Unrealized appreciation or depreciation of investments carried at fair value is excluded from net income and credited or charged, net of applicable deferred income taxes, directly to a component of accumulated other comprehensive income in stockholders’ equity.

We continually monitor the difference between our cost basis and the estimated fair value of our investments. Our accounting policy for impairment recognition requires other-than-temporary impairment charges to be recorded when we determine that it is more likely than not that we will be unable to collect all amounts due according to the contractual terms of the fixed maturity security or that the anticipated recovery in market value of the equity security will not occur in a reasonable amount of time. Impairment charges on investments are recorded based on the fair value of the investments at the measurement date and are included in net realized gains and losses. Factors considered in evaluating whether a decline in value is other-than-temporary include the length of time and the extent to which the fair value has been less than cost; the financial conditions and near-term prospects of the issuer; and our intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery. As of December 31, 2005, we had a number of securities where fair value was less than our cost. The total unrealized depreciation on these securities totaled $16.6 million at

December 31, 2005. We have the ability and positive intent to hold the securities until such time as the value recovers or the securities mature. Further, we believe the deterioration in value of our fixed maturity portfolio is primarily attributable to changes in market interest rates and not the credit quality of the issuer. We attribute the deterioration in value of our equity security portfolio to usual market volatility and not to any permanent financial hardships encountered by the underlying companies in which we are invested. Therefore, we have concluded that our unrealized losses are temporary in nature.

Deferred Policy Acquisition Costs—Property and Casualty Insurance Segment

We establish an asset for deferred policy acquisition costs such as commissions, premium taxes and other variable costs incurred in connection with the writing of our property and casualty lines of business. The asset is amortized over the life of the policies written. We assess the recoverability of deferred policy acquisition costs on a quarterly basis. We do not consider anticipated investment income in determining the recoverability of these costs. The loss and loss settlement expense ratio we use to estimate the recoverability of costs is based primarily on the assumption that the future loss and loss settlement expense ratio will approximate that of the recent past. The extraordinarily severe impact of Hurricane Katrina has been discounted from the loss and loss settlement expense ratio we used to determine the recoverability of our 2005 deferred acquisition costs. Actual results could differ materially from our estimates, requiring adjustments to the recorded deferred policy acquisition cost asset. Such adjustments are recorded through income in the period the adjustments are identified. As of March 31, 2006, we have $54.2 million in deferred policy acquisition costs.

Deferred Policy Acquisition Costs—Life Insurance Segment

We record a deferred asset for our life insurance segment’s policy acquisition costs. We defer and amortize policy acquisition costs, with interest, on traditional life insurance policies, over the anticipated premium-paying period of the related policies in relation to anticipated premium income on those policies.

We also defer and amortize policy acquisition costs related to investment contracts and universal life contracts; we amortize these policy acquisition costs in proportion to the present value of expected gross profits from investment, mortality and expense margins and surrender charges. Actual gross profits can vary from our estimates, resulting in increases or decreases in the rate of amortization. We periodically review these estimates and evaluate the recoverability of the deferred acquisition cost asset. When appropriate, we revise our assumptions on the estimated gross profits of these contracts, and we re-estimate and adjust accumulated amortization for our books of business by a cumulative charge or credit to income.

A material adverse deviation in certain critical assumptions, including surrender rates, mortality experience or investment performance, would negatively affect our reported deferred policy acquisition cost asset, earnings and stockholders’ equity.

At March 31, 2006, we had $80.1 million in deferred policy acquisition costs related to our life insurance segment. The deferred policy acquisition costs in connection with our fixed annuities and universal life products are adjusted with respect to estimated gross profits as a result of changes in the net unrealized gains or losses on available-for-sale fixed maturity and equity securities allocated to support the block of fixed annuities and universal life policies. That is, because we carry fixed maturity and equity securities available-for-sale at aggregate fair value, we make an adjustment to deferred policy acquisition costs equal to the change in amortization that would have been recorded if we had sold such securities at their stated aggregate fair value and reinvested the proceeds at current yields. We include the change in this adjustment, net of tax, with the change in net unrealized gains and losses on available-for-sale fixed maturity securities and equity securities that we credit or charge directly to comprehensive income. This adjustment increased deferred policy acquisition costs by $0.3 million at March 31, 2006.

Loss and Loss Settlement Expenses—Property and Casualty Insurance Segment

We establish reserves for property and casualty losses and loss settlement expenses for three basic categories: (1) case basis, (2) IBNR, and (3) loss settlement expenses. Our reserves for each of these three categories of losses by line of business as of March 31, 2006, were as follows.

	Case Basis	IBNR	Loss Settlement Expense	Total Reserves
	(In thousands)
Commercial lines:
Fire and allied lines (1)	$106,876	$10,842	$14,888	$132,606
Other liability (2)	77,019	30,227	64,461	171,707
Automobile	43,858	9,643	10,948	64,449
Workers’ compensation	71,747	9,070	12,589	93,406
Fidelity and surety	14,162	170	2,142	16,474
Miscellaneous	271	59	31	361

Total commercial lines	$313,933	$60,011	$105,059	$479,003
Personal lines:
Automobile	$8,491	$1,948	$2,051	$12,490
Fire and allied lines (3)	28,216	5,559	3,046	36,821
Miscellaneous	1,166	103	222	1,491

Total personal lines	$37,873	$7,610	$5,319	$50,802

Reinsurance assumed from third parties	11,469	22,350	397	34,216

Total	$363,275	$89,971	$110,775	$564,021

(1)	“Fire and allied lines” includes fire, allied lines, commercial multiple peril and inland marine.
(2)	“Other liability” is business insurance covering bodily injury and property damage arising from general business operations, accidents on the insured’s premises and products manufactured or sold.
(3)	“Fire and allied lines” includes fire, allied lines, homeowners and inland marine.

With respect to reported claims, we establish reserves on a case-by-case basis. Our experienced claims adjusters estimate these case basis reserves using established company guidelines, which are subject to review by claims management. Our goal is to set the case basis reserves at the ultimate expected loss amount as soon as possible after the information about the claim becomes available. The amounts of the case basis reserves that we establish for specific known loss occurrences depends upon various factors, such as individual claim facts (type of coverage, severity, underlying policy limits), company historical loss experience, legislative enactments, judicial decisions, legal developments in the awarding of damages, changes in political attitudes and trends in general economic conditions, including inflation. We review and adjust case basis reserves based on continually evolving facts as they become available to us during the claims settlement process.

Estimating case reserves is subjective and complex and requires us to make estimates about the future payout of claims, which is inherently uncertain. When we establish and adjust reserves, we do so based on our knowledge of the circumstances and facts of the claim. Upon notice of a claim, we establish a case reserve for losses based on the claim information reported to us at that time. Subsequently, we conduct an investigation of each reported claim, which allows us to more fully understand the factors contributing to the loss and our potential exposure. This investigation may extend over a long period of time. As our investigation of a claim develops, and as our claims personnel identify trends in claims activity, we refine and adjust our estimates of case reserves. To evaluate and refine our overall reserving process, we track and monitor all claims until they are settled and paid in full, with all salvage and subrogation claims being resolved.

We establish IBNR reserves for those losses that have occurred but have not yet been reported to us. We use a formula to compute IBNR reserves, because such reserves cannot be linked to specific claims. In establishing these reserves, we utilize company historical premium and loss data, while considering changes in our business and current economic trends affecting ultimate claims costs.

Loss settlement expense reserves include amounts ultimately allocable to individual claims, as well as amounts required for the general overhead of the claims handling operation that are not specifically allocable to individual claims. We use a formula to estimate reserves for loss settlement expenses. The formula takes into consideration historical analysis of the ratio of loss settlement expenses to losses paid and current economic trends affecting loss settlement costs.

The estimation of assumed and ceded reinsurance loss and loss settlement expense reserves is subject to the same factors as the estimation of insurance loss and loss settlement expense reserves. In addition to those factors, which give rise to inherent uncertainties in establishing insurance loss and loss settlement expense reserves, there exists a delay in our receipt of reported claims due to the procedure of having claims first reported through one or more intermediary insurers or reinsurers.

Over the course of the last 10 years, our net reserves for losses and loss settlement expenses have exceeded our net incurred losses and loss settlement expenses. When we establish reserves, we do so based on our knowledge of the circumstances and claim facts. We periodically review our reserves, and as experience develops and additional information becomes known, we adjust the reserves. Such adjustments are reflected in results of operations in the period identified.

The estimates of the liability for unpaid losses and loss settlement expenses are subject to the effect of trends in claims severity and frequency and are periodically reviewed by management. As part of this process, we review historical data and consider various other variables, including anticipated rates of inflation, underwriting policies, changes in the legal and regulatory environment and the lag time between the occurrence of an insured event and the time it is ultimately settled. Our claims severity and frequency assumptions are subject to change as actual claims occur and as we gain additional information about the other variables that underlie our assumptions. Accordingly, management reviews and updates these assumptions periodically to ensure that the assumptions continue to be valid. If necessary, management makes changes not only in the estimates derived from the use of these assumptions but also in the assumptions themselves. Due to the inherent uncertainty caused by using assumptions, loss and loss settlement expense reserve estimates are not exact and using assumptions can result in estimated losses and loss settlement expenses that may differ materially from the actual losses and loss settlement expenses that subsequently emerge. These differences may be favorable or unfavorable.

Given the uncertainty previously described, it is reasonably likely that our actual claims frequency and severity experience would be materially different from our assumptions, resulting in a corresponding impact to our results of operations, financial position and liquidity.

If our estimates of ultimate loss and loss settlement expenses prove to be greater than or less than the ultimate liability, our future earnings and financial position could be positively or negatively impacted. Future earnings would be reduced by the amount of any deficiencies in the year(s) that the claims are paid or the reserve for loss and loss settlement expenses is increased. For example, if our reserve for loss and loss settlement expenses of $620.1 million as of December 31, 2005, were 10.0 percent inadequate, we would experience a reduction in future earnings of up to $62.0 million, before federal income taxes. This reduction could be realized in one year or multiple years, depending on when we identify the deficiency. The deficiency would also affect our financial position in that our equity would be reduced by an amount equivalent to the reduction in net income. Any deficiency is typically recognized in the reserve for loss and loss settlement expenses and, accordingly, it usually does not have a material effect on our liquidity because the claims have not been paid. Conversely, if our estimates of ultimate unpaid loss and loss settlement expense liabilities prove to be redundant, our future earnings and financial position would be improved.

Losses from our property lines of business, such as fire and allied lines (including homeowners) and auto physical damage, generally consist of a high volume of low-dollar claims. Therefore, frequency is the assumption that would have the most significant impact on our results of operations, financial position and liquidity. If the frequency of claims in our property lines increased/decreased by 10.0 percent over a twelve-month period (and other variables did not change), the impact to our results of operations would be an increase/decrease in income before taxes of $16.6 million. The increase/decrease would also affect our financial position, in that our equity would be increased/decreased by an amount equivalent to the increase/decrease in net income. Changes in our loss and loss settlement expense reserves would not have a material impact on our liquidity, because the claims have not yet been paid.

Losses from our liability lines of business, such as automobile liability, workers’ compensation and other liability, generally consist of a low volume of high-dollar claims. Therefore, our assumptions regarding severity would have the most significant impact on our results of operations, financial position and liquidity. If the severity of claims in our liability lines increased/decreased by 10.0 percent over a twelve-month period (and our other variables did not change), the impact to our results of operations would be an increase/decrease in income before taxes of $42.0 million. The increase/decrease would also impact our financial position, in that our equity would be increased/decreased by an amount equivalent to the increase/decrease in net income. Changes in our loss and loss settlement expense reserves would not have a material impact on our liquidity, because the claims have not yet been paid.

Our reserves for gross losses and loss settlement expenses increased by $155.2 million, from $464.9 million at December 31, 2004, to $620.1 million at December 31, 2005, due primarily to Hurricanes Katrina and Rita. We increased the gross loss and loss settlement reserves for the fire and allied line of business by $163.6 million. In the other liability line of business, we decreased our gross reserves for losses and loss settlement expenses by $14.4 million. Other liability and workers’ compensation lines of business are considered longtail lines of business due to the length of time that may elapse before claims are finally settled. Therefore, we may not know our final development on individual claims for many years. Our estimates for losses, particularly in these longtail lines, are dependent upon many factors, such as our estimate of the severity of the claim, the legal environment, inflation and medical costs. We consider all of these and other factors in estimating our loss reserves. As conditions or trends with respect to these factors change, we change our estimate for loss reserves accordingly.

A significant portion of our recorded reserves are considered “longtail” because in many cases long periods of time, potentially years, can elapse between the occurrence of an insured loss and the settlement of that loss. Our major longtail lines include other liability (including products liability) and workers’ compensation. In determining the ultimate loss and loss settlement expenses for claims in our other liability line of business, we consider the cost to indemnify claimants; provide needed legal defense and other services for insureds; and administer the investigation and adjustment of claims. These claims costs are influenced by many factors that change over time, including but not limited to: policy provisions and court interpretation of such provisions; trends in jury awards; changes in tort law and other changes in the legal environment; coverage determination; our estimate of the severity of the claim; inflation in costs to repair or replace damaged property; inflation in the cost of medical services; and the development in the particular, unique facts that pertain to each claim. Due to the uncertainty of these variables, historical costs to settle claims may not be representative of what will occur in the future.

Because of the variables previously discussed, the process of reserving for the ultimate loss and loss settlement expense requires the use of informed judgment and is inherently uncertain. Consequently, actual loss and loss settlement expense reserves may deviate from estimates reflected in our Consolidated Financial Statements. Such deviations may be significant. We cannot quantify the potential impact of any such deviations. Our reserve for other liability claims at March 31, 2006, is $171.7 million. Defense costs are a part of the insured costs covered by other liability policies and can be significant, sometimes greater than the cost of the actual paid claims. Of the $171.7 million total reserve for other liability claims, $47.1 million is identified as defense costs and $17.3 million is identified as general overhead required in the settlement of claims. If our reserve for other liability loss and loss settlement expenses is overstated or understated by 10.0 percent, the potential impact to our Consolidated Financial Statements would be approximately $17.2 million, before federal income taxes.

Also included in the other liability line of business are gross reserves for construction defect losses and settlement expenses. Construction defect is a liability allegation relating to defective work performed in the construction of structures such as commercial buildings, apartments, condominiums, single family dwellings or other housing, as well as the sale of defective building materials. These claims seek recovery due to damage caused by alleged deficient construction techniques or workmanship. At March 31, 2006, we established $11.7 million in construction defect loss and loss settlement expense reserves. The reporting of such claims can be delayed, as the statute of limitations can be up to 10 years. Also, recent court decisions have expanded insurers’ exposure to construction defect claims. As a result, claims may be reported more than 10 years after a project has been completed, as litigation can proceed for several years before an insurance company is identified as a potential contributor. Claims have also emerged from parties claiming additional insured status on policies issued to other parties, such as contractors seeking coverage on a subcontractor’s policy.

In addition to these issues, other variables also contribute to a high degree of uncertainty in establishing reserves for construction defect claims. These variables include whether coverage exists; when losses occur; the size of each loss; expectations for future interpretive rulings concerning contract provisions; and the extent to which the assertion of these claims will expand geographically. In recent years, we have implemented various underwriting measures that may gradually mitigate the amount of construction defect losses experienced. These initiatives include increased care regarding additional insured endorsements and stricter underwriting guidelines on the writing of residential contractors.

Included in the other liability line of business are gross reserves for asbestos and other environmental losses and loss settlement expenses. At March 31, 2006, we had $4.2 million in asbestos and environmental loss reserves. The estimation of loss reserves for environmental claims and claims related to long-term exposure to asbestos and other substances is one of the most difficult aspects of establishing reserves, especially given the inherent uncertainties surrounding such claims. Although we record our best estimate of loss and loss settlement expense reserves, the ultimate amounts paid upon settlement of such claims may be more or less than the amount of the reserves, because of the significant uncertainties involved and the likelihood that these uncertainties will not be resolved for many years.

The existence of certain airborne mold spores resulting from moisture trapped in confined areas has been alleged to cause severe health and environmental hazards. We have current and potential future exposure to mold claims in both our commercial and personal lines of business. While mold is a potential problem in several states, Texas has been at the forefront of mold insurance issues. Our Texas homeowners policies contain a mold exclusion, and our Texas commercial property policies include a $25,000 limitation with respect to claims arising from mold. We have a total mold exclusion for our commercial general liability policies. As market conditions permit, we plan to implement any coverage reforms permitted by the Texas Department of Insurance that would enable us to reduce our exposure in Texas to claims related to mold. We believe that it is unlikely that losses due to mold claims would have a material adverse effect on our financial condition or our cash flows. However, due to the uncertainty of future changes in Texas regulation, we cannot estimate our future probable liability for mold claims. Also, as case law expands, we may be subject to mold-related losses beyond those intended by policy coverage and not addressed by exclusionary or limiting language. Loss reserve additions arising from future unfavorable judicial trends cannot be reasonably estimated at the present time.

Like the other liability line of business, workers’ compensation losses and loss settlement expense reserves are based upon variables that create imprecision in estimating the ultimate reserve. Estimates for workers’ compensation are particularly sensitive to assumptions about medical cost inflation, which has been steadily increasing over the past few years. Other variables that we consider and that contribute to the uncertainty in establishing reserves for workers’ compensation claims include the state legislative and regulatory environments; trends in jury awards; and mortality rates. Because of these variables, the process of reserving for the ultimate loss and loss settlement expense requires the use of informed judgment and is inherently uncertain. Consequently, actual loss and loss settlement expense reserves may deviate from estimates reflected in our Consolidated Financial Statements. Such deviations may be significant. Our reserve for workers’ compensation claims at March 31, 2006, is $93.4 million. If our reserve for workers’ compensation loss and loss settlement expenses is overstated or understated by 10.0 percent, the potential impact to our Consolidated Financial Statements would be approximately $9.3 million, before federal income taxes.

Because establishing reserves is inherently uncertain, an analysis of factors affecting reserves can produce a range of reasonable estimates. Generally, our best estimate of reserves is slightly above the midpoint of a range of reasonable estimates. We believe that in determining reserves, it is appropriate and reasonable to establish a best estimate within a range of reasonable estimates, especially when we are reserving for claims for bodily injury, disabilities and similar claims, for which settlements and verdicts can vary widely. Our reserving philosophy may result in favorable development in future years that will decrease loss and loss settlement expenses for prior year claims in the year of adjustment. While we realize that this philosophy, coupled with what we believe to be aggressive and successful claims management and loss settlement practices, has resulted in year-to-year redundancies in reserves, we believe our approach is better than experiencing year-to-year uncertainty as to the adequacy of our reserves.

The factors contributing to our year-to-year redundancy include the following:

•	establishing reserves that are appropriate and reasonable but assuming a pessimistic view of potential outcomes;

•	using claims negotiation to control the size of settlements;

•	assuming that we have liability for all claims, even though the issue of liability may in some cases be resolved in our favor;

•	promoting claims management services to encourage return-to-work programs, case management by nurses for serious injuries and management of medical provider services and billings; and

•	using programs and services to help prevent fraud and to assist in favorably resolving cases.

As required by state law, we engage an independent actuarial firm to render opinions as to the reasonableness of the statutory reserves we establish. There are no material differences between our statutory reserves and those established under U.S. GAAP. The independent actuarial firm uses four projection methods in its actuarial analysis by line of our loss and loss settlement reserves. Based on the results of the projection methods, the actuary selects a point estimate of the reserves. The actuary compares this point estimate to our carried reserves to obtain an estimate of the adequacy of the carried reserves and to validate the reasonableness of the carried reserves. The four methods utilized by our consulting actuary are paid loss development; reported loss development; Bornhuetter-Ferguson based on paid losses; and Bornhuetter-Ferguson based on reported losses.

Of the four different projection methods used by the consulting actuary, the lowest reserve calculation was $595.9 million, and the highest reserve calculation was $657.8 million. Our carried reserves for losses and loss settlement expenses as of December 31, 2005, were $620.1 million.

We do not view the result of a single projection method as superior over the results of a combination of projection methods. That is, our actuary has not selected one method to assess the adequacy of the reserves. The results of our consulting actuary’s use of various methods, in conjunction with their actuarial judgment, leads to the actuarially-determined estimate of the reserves. The impact of reasonably likely changes in the reserving variables is implicitly considered in our consulting actuary’s use of several reserving methods.

Based upon our comparison of carried reserves to actual claims experience over the last several years, we believe that using company historical premium and claims data to establish reserves for loss and settlement expenses results in adequate and reasonable reserves. Based upon this comparison, we believe that our total recorded loss reserves at March 31, 2006, are unlikely to vary by more than 10.0 percent of the recorded amounts, either positively or negatively. Historically, our reserves have a variance of less than 10.0 percent of recorded amounts. Our reserves booked as of December 31, 2004 and 2003, have generated exceptionally high levels of redundancy. These redundancies are discussed in detail in the “Results of Operations” sections of this discussion.

Future Policy Benefits and Losses, Claims and Loss Settlement Expenses—Life Insurance Segment

We calculate the reserves reported in our Consolidated Financial Statements in accordance with U.S. GAAP. We account for our annuity and universal life policy deposits in accordance with Statement of Financial Accounting Standards No. 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses on the Sale of Investments.” Under Statement No. 97, a benefit reserve is established at the time of policy issuance in an amount equal to the deposits received. Subsequently, the benefit reserve is adjusted for any additional deposits, interest credited and partial or complete withdrawals. Statutory reserves for the life insurance segment are based upon applicable Iowa insurance laws. Reserves determined for statutory purposes are based upon mortality rates and interest rates specified by state law. Our life insurance subsidiary’s reserves meet or exceed the minimum statutory requirements. All of our reserves are developed and analyzed annually by independent consulting actuaries. At March 31, 2006, we recorded future policy benefits of $1.29 billion.

Deferred Income Taxes

We are required to establish a valuation allowance for the portion of any deferred tax asset that management believes may not be realized. We have recorded a valuation allowance of $7.3 million for deferred tax assets, all of which relates to American Indemnity Financial Corporation net operating loss carryforwards that can only be used to offset future taxable income of the property and casualty insurance segment.

Employee Benefits

We account for our noncontributory defined benefit pension plan in accordance with Statement of Financial Accounting Standard No. 87, “Employers’ Accounting for Pensions,” and we account for our retiree medical plan in accordance with Statement No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.” Statement No. 87 and Statement No. 106 require that the cost of pension and retiree medical benefits be accrued over the period during which an employee provides service.

At March 31, 2006, we recorded net liabilities for employee benefits of $9.0 million. In the first quarter of 2006, we recorded pension and retiree medical benefits expense of $0.9 million. At December 31, 2005, we recorded net liabilities for employee benefits of $8.8 million, compared with $13.0 million at December 31, 2004. In 2005, we recorded pension and retiree medical benefits expense of $3.7 million, compared with $4.2 million in 2004.

Several of the factors we utilize to determine the benefit plans’ projected benefit obligation and expense are dependent upon future events, such as how long the employee and any survivors live, how many years of service the employee is expected to render and the employee’s future level of compensation. Accordingly, we estimate the effects of such future factors. The selection of benefit plan estimates, primarily the discount rate and the expected long-term rate of return on pension plan assets, can have a significant impact on the valuation of our projected benefit obligation and benefit expense, and thus on the consolidated results of operations.

We annually determine the assumptions used to calculate our benefit plan obligations. We establish the discount rate based upon published investment grade and long-term corporate bond yields and consider the duration of the employees’ service and retirement. In 2005, we lowered the discount rate to 5.75 percent (from 6.0 percent in 2004 and 6.5 percent in 2003).

The estimated long-term rate of return that we assume on pension plan assets affects our pension expense during a particular period. Because our retiree medical plan is unfunded, it is unaffected by changes in the rate of return assumption. We perform an analysis of expected long-term rates of return based on the allocation of our pension plan assets and recent economic conditions to develop an expected long-term rate of return. For 2005 and 2004, we utilized an expected rate of return of 8.25 percent on our pension assets in arriving at these costs. Although actual returns vary, we have exceeded this assumed rate of return in 2004 and 2005. At December 31, 2005, 66.2 percent of the plan assets were invested in common stocks (18.0 percent of the plan assets were invested in our own common stock), 20.4 percent were invested in an annuity purchased from our life insurance company, and the remainder was held in cash and cash equivalents.

Regulation

We are subject to regulation and supervision in each of the states where our insurance companies are domiciled and licensed to conduct business. State insurance department commissioners regulate such matters as licenses, standards of solvency, premium rates, policy forms, investments, security deposits, accounting policy, form and content of financial statements, reserves for unpaid loss and loss settlement expenses, reinsurance, minimum capital and surplus requirements, dividends to stockholders, periodic examinations and annual and other report filings. In general, such regulation is for the protection of policyholders rather than stockholders.

State regulators have the authority to approve or deny our premium rates to ensure that they are not excessive and are not discriminatory. Because of this regulatory constraint, it is sometimes difficult to receive an adequate premium rate on our products, which can result in unsatisfactory underwriting results.

Despite strict oversight by state insurance regulators, insurance companies occasionally become insolvent. Each of our insurance companies is required to participate in state guaranty fund associations, the purpose of which is to protect the policyholders of insolvent insurance companies. The guaranty fund associations assess solvent insurers to pay the claims of insolvent insurers. The assessments are based proportionately upon each solvent insurance company’s share of written premiums in the applicable state. Most of the state guaranty fund associations allow solvent insurers to recoup the assessments paid via the utilization of rate increases, surcharges or premium tax credits. However, there is no assurance that we will ultimately recover these assessments. At March 31, 2006, we have no accrual for state guaranty fund assessments.

Our insurance companies are subject to state laws and regulations that require investment portfolio diversification and that limit the amount of investment in certain categories. Noncompliance may cause nonconforming investments to be nonadmitted in measuring statutory surplus and, in some instances, may require us to sell the nonconforming securities.

The National Association of Insurance Commissioners annually calculates a number of financial ratios to assist state insurance regulators in monitoring the financial condition of insurance companies. A “usual range” of results for each ratio is used as a benchmark. Departure from the “usual range” on four or more of the ratios could lead to inquiries from individual state insurance departments as to certain aspects of a company’s business. None of our insurance companies had four or more ratios outside the “usual range” at December 31, 2005. In addition to the financial ratios, we are also required to calculate a minimum capital requirement for each of our insurance companies based on individual company insurance risk factors. These “risk-based capital” results are used to identify companies that require regulatory attention or the initiation of regulatory action. At December 31, 2005, all of our insurance companies had capital well in excess of the required levels.

We are not aware of any other current recommendations by the National Association of Insurance Commissioners, federal government or other regulatory authorities in the states in which we conduct business that, if or when implemented, would have a material effect on our liquidity, capital resources or operations.

Rating Agencies

Our financial strength is regularly reviewed by independent rating agencies who assign a rating based upon items such as results of operations, capital resources and minimum policyholders’ surplus requirements.

Our property and casualty insurers have been assigned a financial strength rating of “A” (Excellent) from A.M. Best Company since 1994 (except two insurance subsidiaries that are in a runoff status, which A.M. Best has designated as NR-3 (Rating Procedure Inapplicable)). Our life insurance subsidiary has been assigned a financial strength rating of “A-” (Excellent) from A.M. Best since 1998. In addition, Standard & Poor’s has assigned a financial strength rating of “A” to United Fire & Casualty Company and each of its active subsidiaries, with a negative outlook. A.M. Best historically has rated our property and casualty companies on a pooled basis. However, we recently were notified by A.M. Best that our companies will be rated on a group basis in the future, consistent with rating guideline changes A.M. Best recently adopted.

According to A.M. Best, companies rated “A” and “A-” have “an excellent ability to meet their ongoing obligations to policyholders.” In evaluating a company’s financial and operating performance, A.M. Best reviews the company’s profitability, leverage and liquidity, as well as its book of business, the adequacy and soundness of its reinsurance, the quality and estimated market value of its assets, the adequacy of its loss and loss expense reserves, the adequacy of its surplus, its capital structure, the experience and competence of its management and its market presence. A.M. Best’s ratings reflect its opinion of an insurance company’s financial strength, operating performance and ability to meet its obligations to policyholders. These evaluations are not directed to purchasers of an insurance company’s securities. According to Standard & Poor’s, an insurer rated “A” has “strong financial security characteristics, but is somewhat more likely to be affected by adverse business conditions than are insurers with higher ratings.” A Standard & Poor’s Insurer Financial Strength Rating is Standard & Poor’s current opinion of the creditworthiness of an insurer with respect to its ability to pay under its insurance policies and contracts in accordance with its terms.

An insurer’s solvency rating is one of the primary factors evaluated by those in the market to purchase insurance. A poor rating would indicate that there is an increased likelihood that the insurer could become insolvent and therefore not be able to fulfill its obligations under the insurance policies it issues. The level of an insurer’s solvency rating can affect its level of premium writings, the lines of business it can write and the market value of its shares of stock.

New Accounting Standards

In November 2005, the Financial Accounting Standards Board (FASB) issued Staff Position (FSP) FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” In this statement, the FASB addresses the determination of when an investment is considered impaired, whether that impairment is other-than-temporary and the calculation of an impairment loss. This FSP also includes guidance on accounting for securities subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. This FSP amends SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” This FSP nullifies certain requirements of EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” and supersedes EITF Abstracts, Topics D-44, “Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value.” This FSP is required to be applied to reporting periods beginning after December 15, 2005. We do not expect adoption to have a material impact on our Consolidated Financial Statements.

On January 1, 2006, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R) “Share-Based Payment,” pursuant to which we now recognize stock-based compensation expense on options granted under our stock option plans. As allowed by SFAS 123(R), we have utilized the Black-Scholes option pricing method to establish the fair value of options granted under our stock option plans. Our determination of fair value of stock-based payment awards on the date of grant using this option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the expected volatility in our stock price and expected dividends to be paid over the term of the awards, the risk-free interest rate and actual and projected employee stock option exercise activity. Any changes in these assumptions may materially affect the estimated fair value of the equity-based award. We recognize the fair value of the stock option awards as stock-based compensation expense ratably over the vesting period of the awards. We utilized the modified-prospective method prescribed by SFAS 123(R) in transitioning to this new accounting treatment for stock-based compensation expense. This method requires that stock-based compensation expense be recorded for all stock options granted subsequent to January 1, 2006 and all unvested stock options that exist upon the adoption of SFAS 123(R). For the three months ended March 31, 2006, we recognized stock-based compensation expense under SFAS 123(R) of $0.3 million, which resulted in a $0.01 decrease in our basic and diluted earnings per share. The Consolidated Financial Statements do not include any stock-based compensation expense related to employee stock options and non-employee director stock options under SFAS 123(R) for the three months ended March 31, 2005. Pro forma net income was $32.5 million for the three months ended March 31, 2005, inclusive of $0.1 million in pro forma stock-based compensation expense (net of the related tax effects). As of March 31, 2006, we have approximately $4.1 million in stock-based compensation that has yet to be recognized through our results of operations pursuant to SFAS 123(R). This compensation will be realized through our financial results as the underlying stock options vest.

In September 2005, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts.” SOP 05-1 provides guidance on accounting by insurance companies for deferred policy acquisition costs on internal replacements of insurance and investment contracts other than those explicitly described in SFAS No. 97. The SOP defines an internal replacement as a modification in product benefits, features, rights or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement or rider to a contract or by the election of a feature or coverage within a contract. This SOP is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. We are currently evaluating the impact that SOP 05-1 will have on our Consolidated Financial Statements.

Statutory and Other Financial Measures

We believe that disclosure of certain statutory and other financial measures enhances investor understanding of our financial performance. The statutory and other financial measures we utilize in this report include net premiums written, catastrophe losses and statutory combined ratio. Statutory financial information represents information prepared in accordance with statutory accounting rules as prescribed by the National Association of Insurance Commissioners’ Accounting Practices and Procedures Manual, as applied in the State of Iowa, United Fire & Casualty Company’s state of domicile.

Net premiums written: Net premiums written is a statutory accounting measure representing the amount of premiums charged for policies issued during the period. We report these premiums as revenue as they are earned over the underlying policy period. We report net premiums written applicable to the unexpired term of a policy as unearned premium. We evaluate net premiums written as a measure of business production for the period under review. The table below sets forth a reconciliation of net premiums written to net premiums earned for the years ended December 31, 2005 and 2004 and for the three months ended March 31, 2006 and 2005 (unaudited).

For the year ended December 31,	Net Premiums Written	Net Change in Unearned Premium	Net Premiums Earned
	(In thousands)
2004	$491,099	$1,192	$492,291
2005	$487,627	$7,889	$495,516

For the three months ended March 31,
2005	$123,956	$(1,260)	$122,696
2006	$128,783	$(8,160)	$120,623

Catastrophe losses: A catastrophe loss is a single incident or series of closely related incidents causing severe insured losses. Catastrophes are by their nature unpredictable. The frequency and severity of catastrophic losses we experience in any year affect our results of operations and financial position. In analyzing the underwriting performance of our property and casualty insurance segment, we evaluate performance both including and excluding catastrophe losses. The Insurance Services Office, a supplier of property and casualty statistical data, defines as catastrophes those events that cause $25.0 million or more in industry-wide direct insured losses to property and that affect a significant number of insureds and insurers. We use this definition, but we also include as catastrophes those events we believe are, or will be, material to our operations, either in the amount or in number of claims made. For the three-month periods ended March 31, 2006 and 2005, losses from these events totaled $0.1 million and zero, respectively. For the twelve-month periods ending December 31, 2005 and 2004, losses from these events totaled $0.6 million and $3.9 million, respectively. Portions of our catastrophe losses may be recoverable under our catastrophe reinsurance agreements.

Combined ratio: The combined ratio is a commonly used financial measure of underwriting performance. Generally, a combined ratio below 100 percent indicates a profitable book of business. The combined ratio is the sum of two separately calculated ratios, the net loss and net loss settlement expense ratio (referred to as the “net loss ratio”) and the underwriting expense ratio (the “expense ratio”). When prepared in accordance with U.S. GAAP, the net loss ratio is calculated by dividing the sum of net losses and net loss settlement expenses by net premium earned. The expense ratio is calculated by dividing nondeferred underwriting expenses and amortization of deferred policy acquisition costs by net premiums earned. When prepared in accordance with statutory accounting principles, the net loss ratio is calculated by dividing the sum of net losses and net loss settlement expenses by net premium earned. The expense ratio is calculated by dividing underwriting expenses by net premiums written plus policyholder dividends divided by net premiums earned.

Quantitative and Qualitative Disclosures about Market Risk

Our consolidated balance sheet includes a substantial amount of assets and liabilities whose fair values are subject to market risk. Market risk includes interest rate risk, foreign exchange risk, credit risk and equity price risk. Our primary market risk is exposure to interest rate risk. Interest rate risk is the price sensitivity of a fixed maturity security or portfolio to changes in interest rates. We also have limited exposure to equity price risk and foreign exchange risk.

We invest in interest rate sensitive securities, primarily fixed maturity securities. While it is generally our intent to hold our fixed maturity securities to maturity, we have classified a majority of our fixed maturity portfolio as available-for-sale. In accordance with Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” our available-for-sale fixed maturity securities are carried at fair value on the balance sheet with net unrealized gains or losses reported net of tax in accumulated other comprehensive income.

Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of fixed maturity securities. Additionally, fair values of interest rate sensitive instruments may be affected by the creditworthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument and other general market conditions.

The active management of market risk is integral to our operations. Potential changes in the value of our investment portfolio due to the market risk factors noted above are analyzed within the overall context of asset and liability management. A technique we use in the management of our investment and reserve portfolio is the calculation of duration. Our actuaries estimate the payout pattern of our reserve liabilities to determine their duration, which is the present value of the weighted average payments expressed in years. A target duration is then established for our investment portfolio so that at any given time the estimated cash flowing into the investment portfolio will match the estimated cash flowing out of the reserve portfolio. Our chief investment officer then structures the investment portfolio to meet the target duration to achieve the required cash flow, based on liquidity and market risk factors.

Duration relates primarily to our life insurance segment because the long-term nature of the segment’s reserve liabilities increases the importance of projecting estimated cash flows over an extended time frame. At December 31, 2005, our life insurance segment had $965.7 million in deferred annuity liabilities that are specifically allocated to fixed maturities. We manage the life insurance segment investments by focusing on matching the duration of the investments to that of the deferred annuity obligations. The duration for the investment portfolio must take into consideration interest rate risk. This is accomplished through the use of sensitivity analysis, which measures the price sensitivity of the fixed maturities to changes in interest rates. The alternative valuations of the investment portfolio, given the various hypothetical interest rate changes utilized by the sensitivity analysis, allow management to revalue the potential cash flow from the investment portfolio under varying market interest rate scenarios. Duration can then be recalculated at the differing levels of projected cash inflows.

Amounts set forth in the table below detail the material impact of hypothetical interest rate changes on the fair value of certain core fixed maturity investments held at December 31, 2005. The sensitivity analysis measures the change in fair values arising from immediate changes in selected interest rate scenarios. We employed hypothetical parallel shifts in the yield curve of plus or minus 100 and 200 basis points in the simulations. Additionally, based upon the yield curve shifts, we employ in the simulations estimates of prepayment speeds for mortgage-related products and the likelihood of call or put options being exercised. According to this analysis, at current levels of interest rates, the duration of the investments supporting the deferred annuity liabilities is 1.13 years longer than the projected duration of the liabilities. If interest rates increase by 100 basis points, the projected duration of the liabilities would be 1.28 years shorter than the duration of the investments supporting the liabilities. The selection of a 100 basis point increase in interest rates should not be construed as a prediction by our management of future market events but rather as an illustration of the potential impact of an event.

	-200 Basis Points	-100 Basis Points	Base	+100 Basis Points	+200 Basis Points
	(In thousands)
Estimated fair value of fixed maturities	$2,352,059	$2,272,818	$2,201,492	$2,118,851	$2,037,331

To the extent actual results differ from the assumptions utilized, our duration and rate increase measures could be significantly affected. As a result, these calculations may not fully capture the impact of nonparallel changes in the relationship between short-term and long-term interest rates.

Foreign currency exchange rate risk arises from the possibility that changes in foreign currency exchange rates will affect the fair value of financial instruments. We have limited foreign currency exchange rate risk in our transactions with foreign reinsurers relating to the settlement of amounts due to or from foreign reinsurers in the normal course of business. We consider this risk to be immaterial to our operations.

Equity price risk is the potential loss arising from changes in the fair value of equity securities. Our exposure to this risk relates to our equity securities portfolio and covered call options we have written to generate additional portfolio income. The carrying values of our common equity securities are based on quoted market prices as of the balance sheet date. Market prices of common equity securities, in general, are subject to fluctuations that could cause the amount to be realized upon sale or exercise of the instruments to differ significantly from the current reported value. The fluctuations may result from perceived changes in the underlying economic characteristics of the issuer of securities, the relative price of alternative investments, general market conditions and supply and demand imbalances for a particular security.

The table below details the effect on fair value for a positive and negative 10 percent price change on our equity portfolio.

	-10%	Base	10%
	(In thousands)
Estimated fair value of equity securities	$142,670	$158,522	$174,374

BUSINESS

General

United Fire & Casualty Company was incorporated as an insurance company under Iowa law in January 1946. We and our related insurance companies are engaged in the business of writing property and casualty insurance and life insurance. We and our property and casualty insurers are licensed in 41 states, primarily in the Midwest, West and South, and are represented by approximately 917 independent agencies. Our life insurance subsidiary is licensed in 27 states, primarily in the Midwest and West, and is represented by approximately 944 independent agencies.

At March 31, 2006, we had $502.3 million in total equity and $2.65 billion in total assets. For the three months ended March 31, 2006, our total revenue was $154.1 million and net income was $13.5 million, or $0.57 per share. Of our net income, our life insurance segment generated $3.2 million and our property and casualty segment generated $10.3 million. At December 31, 2005, we had $500.2 million in total equity and $2.72 billion in total assets. For the year ended December 31, 2005, our total revenue was $619.6 million and net income was $9.0 million, or $0.22 per share. Of our net income, our life insurance segment generated $13.6 million and our property and casualty segment generated a net loss of $4.6 million.

As of the date of this prospectus supplement, our corporate organization is as follows:

(1)	American Indemnity Financial Corporation has entered into a contract to sell its interest in American Indemnity Company. After the closing of that sale, which is pending regulatory approval, Texas General Indemnity Company will become a subsidiary of American Indemnity Financial Corporation and United Fire & Indemnity Company, with its United Fire Lloyds affiliate, will become a subsidiary of United Fire & Casualty Company.

Our Property and Casualty Business

We write both commercial and personal lines of property and casualty insurance. We focus on our commercial lines, which represented approximately 91.1 percent of our direct property and casualty premiums written for the year ended December 31, 2005. Our primary commercial lines are tailored business packages that include the following coverages: fire and allied lines, other liability, automobile, workers’ compensation and surety.

Our personal lines, which represented approximately 8.9 percent of our direct property and casualty premiums written for the year ended December 31, 2005, primarily consist of automobile and fire and allied lines coverage.

The following table shows the apportionment of our property and casualty net premiums written by major category for the last five years and for the three months ended March 31, 2006 and 2005, prepared on the statutory basis of accounting.

	Fiscal Year Ended December 31,					Three Months Ended March 31,
	2001	2002	2003	2004	2005	2005	2006
						(unaudited)
	(In thousands)
Direct:
Commercial lines:
Fire and allied lines (1)	$104,370	$136,698	$149,269	$144,861	$137,768	$34,404	$35,394
Other liability (2)	77,525	99,970	110,881	124,290	131,489	32,214	36,121
Automobile	70,788	84,943	91,891	96,044	95,121	25,407	26,449
Workers’ compensation	29,528	31,346	32,931	34,055	37,746	11,575	12,649
Surety	25,146	24,299	26,380	28,816	27,296	5,814	5,779
Miscellaneous	845	2,124	2,444	3,189	3,189	762	835

Total commercial lines	$308,202	$379,380	$413,796	$431,255	$432,609	$110,176	$117,227
Personal lines:
Automobile	$36,056	$35,115	$29,534	$23,946	$19,416	$5,141	$4,199
Fire and allied lines (3)	30,576	27,693	25,115	23,218	22,288	5,123	4,930
Miscellaneous	763	644	558	421	355	97	94

Total personal lines	$67,395	$63,452	$55,207	$47,585	$42,059	$10,361	$9,223

Total direct	$375,597	$442,832	$469,003	$478,840	$474,668	$120,537	$126,450
Assumed reinsurance (4)	$15,708	$10,766	$12,861	$11,339	$15,088	$2,667	$3,318
Ceded reinsurance	$(25,167)	$(35,251)	$(31,381)	$(28,191)	$(36,073)	$(6,774)	$(9,374)

Total net premiums written	$366,138	$418,347	$450,483	$461,988	$453,683	$116,430	$120,394

(1)	“Fire and allied lines” includes fire, allied lines, commercial multiple peril and inland marine.
(2)	“Other liability” is business insurance covering bodily injury and property damage arising from general business operations, accidents on the insured’s premises and product liability for products manufactured or sold.
(3)	“Fire and allied lines” includes fire, allied lines, homeowners and inland marine.
(4)	“Assumed reinsurance” is business that is assumed from third party insurance and reinsurance companies.

In addition to United Fire & Casualty Company, an Iowa insurance company, our property and casualty segment includes the following wholly owned companies: Addison Insurance Company, Lafayette Insurance Company and American Indemnity Financial Corporation.

Our five active property and casualty insurance companies (United Fire & Casualty Company; its subsidiaries Addison Insurance Company, Lafayette Insurance Company, and United Fire & Indemnity Company; and its affiliate, United Fire Lloyds) are parties to a pooling arrangement. Pursuant to terms of the pooling agreement, each of the subsidiary/affiliate participants cedes all of its premiums, losses, loss settlement expenses, and other underwriting expenses to United Fire & Casualty Company. The business ceded to United Fire & Casualty Company by the subsidiary/affiliate participants and the net business of United Fire & Casualty Company is accumulated for pooling. The terms of the pooling allocations are as follows: United Fire & Casualty Company (83.0 percent), Lafayette Insurance Company (8.0 percent), Addison Insurance Company (5.0 percent), United Fire & Indemnity Company (3.0 percent), and United Fire Lloyds (1.0 percent). These percentages have not changed significantly since the inception of the pooling agreement in 2001. For statutory accounting purposes, each of the subsidiary/affiliate participants records their allocation from the pool as assumed business on a separate company basis.

Our property and casualty insurance companies write insurance policies in exchange for premiums paid by our policyholders. An insurance policy is a contract between an insurance company and a policyholder whereby the insurance company agrees to pay for losses covered under the contract. Property insurance covers the financial consequences of accidental losses to the property of the policyholder, such as a business’ building, inventory and equipment. Casualty insurance (often referred to as liability insurance) generally covers the financial consequences of the legal liability of an organization or an individual resulting from negligent acts or omissions causing bodily injury and/or property damage to a third party.

We write both commercial and personal lines of property and casualty insurance, with a focus on our commercial lines. Our primary commercial lines are tailored business package policies that include two or more of the following coverages:

•	Fire and allied lines. Our insurance generally covers losses to an insured’s property, including its contents, as a result of weather, fire, theft or other causes. For our commercial lines, we provide coverage through a variety of business policies. With respect to our personal lines, we provide coverage primarily through homeowners insurance, although we write a variety of policies to cover losses pertaining to recreational vehicles and watercraft. Our insurance also may include policies covering injury to persons and inland marine policies.

•	Other liability. Our insurance covers businesses for any liability for bodily injury and property damage arising from general business operations, accidents on their premises and products manufactured or sold.

•	Automobile. On both commercial and personal policies, our insurance covers physical damage to an insured’s vehicle as well as liabilities to third parties. Automobile physical damage insurance covers loss or damage to vehicles from collision, vandalism, fire, theft, flood or other causes. Automobile liability insurance covers bodily injury, damage to property resulting from automobile accidents caused by the insured or uninsured or under insured motorists and the legal costs of defending the insured against lawsuits. Our policy is to write primarily standard automobile insurance.

•	Workers’ compensation. Our insurance covers an employer’s liability for injuries, disability or death of employees, without regard to fault, as prescribed by state workers’ compensation laws and other statutes. We consider our workers’ compensation business to be a companion product; we do not write stand-alone workers’ compensation products.

•	Surety. Our surety products commonly provide protection against loss due to non-performance, such as a construction bond that protects owners against nonpayment by general contractors of material suppliers and subcontractors.

We have a managing general agency agreement with Western Re/Managers of Los Angeles, California, an agency with whom we have done business since 1979. It specializes in writing high-layer property insurance, which is insurance that covers losses in excess of the projected maximum loss. The insurance it writes normally has large deductibles and can be written either as direct business or on a reinsurance assumed basis. Our principle exposure to insurance written by Western Re/Managers is loss from earthquakes in California. Through March 31, 2006 and December 31, 2005, we had premiums written on a direct and assumed basis from Western Re/Managers, of $1.9 million and $6.4 million, respectively. As of both March 31, 2006 and December 31, 2005, the related loss reserves were $1.5 million.

We derive significant percentages of our total revenues from earned premiums, investment income and net gains and losses from sales of securities. Earned premiums represent premiums paid by policyholders, which are recognized as revenue over the period of time during which insurance coverage is provided (i.e., ratably over the life of the policy). Investment income, consisting primarily of interest earned on fixed income investments and dividends earned on equity securities, is derived from investing funds on hand, including funds supporting unpaid loss and loss settlement expense reserves and unearned premium reserves. Net realized investment gains and losses result from sales of securities from our investment portfolio. The timing and magnitude of such gains or losses depend on conditions in the securities markets.

We incur a significant percentage of our total expenses from policyholder losses, which are commonly referred to as claims. As part of the settlement of policyholder losses, insurance companies also incur various loss settlement expenses, including insurance adjusters’ fees and litigation expenses. Insurance companies also incur expenses in the form of commissions payable to agents and expenses related to the underwriting process, such as expenses for actuarial services.

An underwriting profit or loss is determined by subtracting losses, loss settlement expenses and other underwriting expenses from earned premiums. A key measure of relative underwriting performance is the statutory combined ratio. An insurer’s statutory combined ratio is calculated by adding the loss ratio and the expense ratio. The loss ratio is calculated by dividing the sum of net losses and loss settlement expenses by net premiums earned. The expense ratio is calculated by dividing underwriting expenses by net premiums written plus policyholder dividends divided by net premiums earned. When prepared in accordance with U.S. GAAP, the net loss ratio is calculated by dividing the sum of losses and loss settlement expenses by net premium earned. The expense ratio is calculated by dividing non-deferred underwriting expenses and amortization of deferred policy acquisition costs by net premiums earned. Generally, a combined ratio of 100 percent or less indicates an underwriting profit, while a ratio greater than 100.0 percent indicates an underwriting loss. Insurance companies operating at a combined ratio of greater than 100.0 percent can be profitable, despite incurring an underwriting loss, due to investment income and realized gains.

The following table sets forth certain data for our property and casualty business, presented on the basis of U.S. GAAP.

	Fiscal Year ended December 31,			Three Months Ended March 31,
	2003	2004	2005	2005	2006
				(unaudited)
	(In thousands)
Premiums earned	$434,966	$456,888	$456,147	$113,455	$111,254
Losses and settlement expenses	271,609	256,242	375,858	44,876	76,963
Underwriting and acquisition expenses	126,726	133,346	131,884	33,256	33,322

Underwriting gain (loss)	36,631	67,300	(51,595)	35,323	969
Net investment income	27,326	29,018	34,742	8,040	8,641
Other income	1,706	—	—	—	—

The following table shows loss ratios, expense ratios and combined ratios for the periods indicated for us and for the property and casualty industry. The ratios have been prepared on a statutory basis. The industry figures, which also were prepared on a statutory basis, were obtained from A.M. Best Company estimates.

	Fiscal Year Ended December 31,
	2001		2002		2003		2004		2005
		Industry		Industry		Industry		Industry		Industry
Loss ratio	74.4%	88.5%	71.9%	81.7%	62.5%	74.9%	56.1%	72.9%	81.2%	76.2%
Expense ratio	30.3%	27.4%	30.0%	25.7%	30.6%	25.2%	30.3%	25.2%	31.3%	25.8%

Combined ratio (1)	104.7%	115.9%	101.9%	107.4%	93.1%	100.1%	86.4%	98.1%	112.5%	102.0%

(1)	See “Statutory and Other Financial Measures” on page S-59.

The following table shows our loss ratios, expense ratios and combined ratios for the periods indicated. The ratios are presented in accordance with U.S. GAAP. Industry ratios calculated in accordance with U.S. GAAP are not generally available.

	Fiscal Year Ended December 31,
	2001	2002	2003	2004	2005
Loss ratio	73.9%	71.9%	62.5%	56.1%	82.4%
Expense ratio	30.7%	29.9%	29.1%	29.2%	28.9%

Combined ratio	104.6%	101.8%	91.6%	85.3%	111.3%

Our Life Insurance Business

United Life Insurance Company underwrites all of our life insurance business. Our principal life insurance products are single premium annuities, universal life products and traditional life (primarily single premium whole life) products. Universal and traditional life products have become a larger portion of our life insurance business in recent years. Our 2005 life insurance premium revenues, as determined on the basis of statutory accounting principles, were allocated as follows: single premium annuities (approximately 64.4 percent); traditional life products (approximately 21.1 percent); and universal life products (approximately 13.1 percent). We also underwrite and market other traditional products, including various term life insurance products and whole life insurance. Additionally, we offer an individual disability income rider that may be attached to our life insurance products. We do not write variable annuities or variable insurance products.

Total life insurance in force, before ceded reinsurance, is $4.3 billion as of March 31, 2006. Total life insurance in force, before ceded reinsurance, is $4.2 billion as of December 31, 2005. Traditional life insurance products represent 51.8 percent of our insurance in force at December 31, 2005. Universal life insurance represents 41.6 percent of insurance in force at December 31, 2005.

The following table sets forth life insurance net premiums written and information for the last three years, prepared on the statutory basis of accounting.

	Fiscal Year Ended December 31,						Three Months Ended March 31,
	2003		2004		2005		2005		2006
							(unaudited)
	(In thousands, except ratios)
First year and single:		Percent of Total		Percent of Total		Percent of Total		Percent of Total		Percent of Total
Annuities	$67,560	66.2%	$49,126	60.7%	$63,545	63.5%	$15,020	62.6%	$21,548	68.2%
Credit life	4,646	4.5%	943	1.2%	(336)	(0.3)%	(124)	(0.5)%	(50)	(0.2)%
Universal life	2,516	2.5%	2,126	2.6%	1,759	1.8%	821	3.4%	505	1.6%
Ordinary life	3,940	3.9%	8,529	10.5%	14,986	15.0%	3,014	12.6%	3,882	12.3%
Miscellaneous	5,027	4.9%	1,151	1.4%	(126)	(0.1)%	(89)	(0.4)%	(19)	(0.1)%

Total first year and single	$83,689	82.0%	$61,875	76.4%	$79,828	79.9%	$18,642	77.7%	$25,866	81.8%
Renewal:
Annuities	$1,545	1.5%	$1,629	2.0%	$1,821	1.8%	$732	3.0%	$774	2.4%
Universal life	10,644	10.4%	10,730	13.2%	11,102	11.1%	3,006	12.5%	3,180	10.1%
Ordinary life	4,734	4.6%	5,178	6.4%	5,499	5.5%	1,405	5.9%	1,477	4.7%
Miscellaneous	1,480	1.5%	1,613	2.0%	1,676	1.7%	226	0.9%	323	1.0%

Total renewal	$18,403	18.0%	$19,150	23.6%	$20,098	20.1%	$5,369	22.3%	$5,754	18.2%

Net premiums written (1)	$102,092	100.0%	$81,025	100.0%	$99,926	100.0%	$24,011	100.0%	$31,620	100.0%

(1)	See “Statutory and Other Financial Measures” on page S-59.

The following table sets forth certain data prepared on the basis of U.S. GAAP for our life business.

	Fiscal Year Ended December 31,			Three Months Ended March 31,
	2003	2004	2005	2005	2006
				(unaudited)
	(In thousands)
Premiums earned	$29,629	$35,403	$39,369	$9,241	$9,369
Net investment income	81,214	82,456	84,105	20,721	20,535

Total revenue	$110,843	$117,859	$123,474	$29,962	$29,904
Benefits, underwriting and acquisition expenses	95,052	103,729	105,307	27,886	27,120

Business Focus

Throughout the Company’s 60 years in business, we have sought to write good business at an adequate price, preferring quality to volume. In both our property and casualty and life insurance businesses, we have relied on networks of independent agencies and maintained disciplined control over our mix of products offered and local markets served. Our goal of consistent profitability is served by these business strategies:

•	Disciplined, experienced underwriting. We are selective about the new policies we underwrite, seeking new and renewal business that enables us to maintain our profitability standards. We employ experienced underwriters, and we focus on markets where our underwriting expertise provides us a competitive advantage. Our disciplined approach to writing policies enables us to grow by writing quality business instead of simply focusing on increasing our premium revenue.

•	Increased emphasis on core property and casualty commercial lines. In 2001, we increased our focus on commercial lines of insurance and reduced our personal lines business. Our commercial lines of business represented approximately 91.1 percent of our direct property and casualty premiums written in 2005, up from approximately 82.1 percent in 2001. Our strategy is to maximize long-term profitability by focusing on the property and casualty commercial lines today and in the future.

•	Disciplined and focused management. We manage our business based on three core performance indicators: return on equity, loss ratios and expense levels. We focus our performance on these indicators by aligning our employee incentive compensation programs with performance targets for each of the three key indicators. We maintain detailed systems, records and databases that enable us to continuously monitor our book of business and identify and react swiftly to positive or negative trends. We are able to track our performance, including loss ratios, by reporting segment, product, region, state, producer and policyholder. We produce and review detailed profitability reports on a routine basis, primarily monthly, as part of our policy of continuously analyzing and reviewing our book of business.

•	Longstanding knowledge of local markets. We underwrite property and casualty insurance in 41 states. Iowa, Texas, Colorado, Louisiana and Missouri collectively accounted for approximately 55.6 percent of our direct property and casualty premiums written in 2005. We underwrite life insurance in 27 states, with Iowa, Wisconsin, Minnesota, Nebraska and Illinois accounting for approximately 76.5 percent of our direct life insurance premiums written on a statutory basis in 2005. We believe our regional presence in our largest markets provides us with a competitive advantage over large, national competitors with centralized operations. We believe our understanding of these markets and our strong relationships with agents and policyholders enable us to take into account local market characteristics in our underwriting and claims handling and positions us to respond quickly and appropriately to local environments.

•	Continued focus on small- to mid-sized commercial accounts. Through our experienced independent agencies, we target small- to mid-sized commercial accounts. We believe this market affords us the best opportunity to compete successfully. Small- to mid-sized commercial accounts are less price-sensitive in the selection of their insurance and are more apt to focus their insurance carrier decision on quality customer service, an area where we excel. We have historically been able to develop relationships with these accounts that can last for many years.

•	Strong relationships with agencies. We distribute our products through a network of approximately 917 independent property and casualty agencies and approximately 944 independent life agencies. We have developed strong agency relationships due to our local presence and our performance-based compensation programs. Because we rely exclusively on independent agencies, we utilize a profit-sharing plan as an incentive for agents to place high-quality property and casualty business with us. We offer competitive commission rates and other sales inducements to maintain and enhance relationships with existing independent agencies as well as to attract new independent agencies. We continually monitor our agencies for compatibility with us, taking into account factors such as loss ratio, premium volume and relationship history. We seek relationships with agencies where we will be one of their top three insurers, measured on the basis of direct premiums written. To encourage our life agents to market our products, we provide a variety of sales inducements.

•	Diversified earnings streams. We understand that the property and casualty business can result in earnings volatility because of the market and weather. Our life insurance business and our surety activities complement the core property and casualty business by providing a more stable, predictable income. In 2005, our life insurance segment generated $126.7 million in revenues, or approximately 20.4 percent of our total revenues. Total life insurance in force, before ceded reinsurance, was $4.3 billion as of March 31, 2006.

•	Talented, resourceful and well-trained employees who offer superior customer service. Our senior management team has extensive experience, with an average of over 30 years of experience in the insurance industry and over 21 years directly with us. Our team has led us through several market cycles, and our seasoned and knowledgeable employee base supports our senior management team. Most of our 648 personnel employed as of March 31, 2006 have completed internal insurance-related training courses within the last 12 months. Further, 404 employees hold a total of 1,025 insurance industry professional designations, and 163 employees are enrolled in insurance industry courses.

•	Commitment to financial stability. At December 31, 2005, our consolidated statutory surplus was approximately $383.1 million. We have historically maintained a strong balance sheet by following conservative investing practices and by maintaining appropriate reserves in our property and casualty and life insurance operations. As of December 31, 2005, over 88.5 percent of our invested assets were invested in fixed income securities, 92.5 percent of which were investment grade and 11.3 percent of which were U. S. Government securities. The remaining 11.5 percent of our invested assets was invested in equities, short-term investments, policy loans and other long-term investments.

•

Commitment to technology. We utilize technology in a variety of ways to assist our agents and improve the delivery of service to our policyholders. For example, on our public web site, which provides general company and product information, we provide a section accessible exclusively to our agents where they can quote new business, submit applications, submit change requests, report new claims and process payments electronically. Our agents can access detailed information about their policyholders, including policy declarations, coverage forms, billing transactions and claims information. Our agents can also use the agent-only portion of our web site to access their experience reports, review detailed information about our products, order sales literature and download our applications, questionnaires and other forms. Our surety bond agents can issue and upload contract, license and permit bonds online, submit new bid bond requests and view detailed bond information. Our life agents can quote new life policies, view the status of customers’ applications and access detailed information on our annuity, universal life, term life and whole life policies. Additionally, we provide our policyholders secure online access to their account information. We also offer a variety of online payment options for our policyholders, including payment via credit card, debit card and electronic check. We believe our investment in technology allows us to provide enhanced service to our agents, policyholders and investors.

•	Easy-to-understand life insurance products. Our principal life insurance products are single premium annuities, universal life products and traditional life products. Each of these policies is straightforward and easy to understand.

Marketing

We market our products principally from our home office in Cedar Rapids, Iowa, and through two regional offices, located in Westminster, Colorado and Galveston, Texas.

Our property and casualty insurers are licensed in 41 states, primarily in the Midwest, West and South, and are represented by approximately 917 independent agencies. Our life insurance subsidiary is licensed in 27 states, primarily in the Midwest and West, and is represented by approximately 944 independent agencies.

Our regional offices are staffed with underwriting, claims and marketing representatives and administrative technicians, all of whom provide support and assistance to the independent agencies. In addition, our home office staff technicians and specialists provide support to our subsidiaries, related companies, regional offices and independent agencies. Our home office management uses regular management reports to monitor our affiliates and regional offices for overall results and conformity to our policies.

We compete in the United States property and casualty insurance market with more than 3,000 other insurers. The industry is highly competitive, with insurers competing on the basis of service, price and coverage. Because we rely exclusively on independent agencies, we utilize a profit-sharing plan as an incentive for agents to place high-quality property and casualty business with us. We believe our profit sharing plan is one of the most generous in the industry. In 2006, agencies received profit-sharing commissions of approximately $20.0 million, representing 4.2 percent of direct premiums written, based on business written in 2005. Effective January 1, 2006, we modified our profit-sharing commission arrangement. We anticipate that the contract changes will result in a lower percentage of profit-sharing commissions incurred to direct premiums written in 2006.

Our life insurance segment also operates in a highly competitive industry. Our life insurance subsidiary encounters significant competition in all lines of business, both from other life insurance companies and from other providers of financial services. Our life insurance subsidiary utilizes competitive commission rates and other sales inducements to attract independent agencies and to maintain and enhance relationships with independent agencies.

We utilize technology in a variety of ways to assist our agents and enhance the delivery of service to our policyholders. We electronically scan and store documents, allowing easy retrieval and viewing by multiple users simultaneously. As a result of utilizing this imaging system, we have increased the efficiency and speed of processing claims and policy applications. The imaging system has also enabled us to strengthen our relationship with our agents and policyholders.

To increase our responsiveness to our agents and deliver policies quickly, we maintain a web site specifically for our agents. We regularly monitor and enhance the web site in order to provide improved accessibility for our agents. We offer separate pages for our property and casualty agents, our life agents and our bond agents. Agents can learn about our products; order supplies; download and print brochures, applications, questionnaires and forms; and familiarize themselves with our staff. The web site also has the following features:

•	Our property and casualty agents can receive quotes, print quote proposals, learn about our programs and report claims on-line. Agents can make online applications and receive online policy approval, which shortens the processing time for both us and our agents.

•	Our life insurance agents can view the status of clients’ applications, review the details of clients’ annuity policies and access a great deal of information about our annuity, universal life, term life and whole life policies. Agents can also access information about policy values, premium payments, beneficiaries, sales material and sales ideas.

•	Our bond agents can access details about our underwriting guidelines and verify rating information and criteria.

In addition to providing access to information and processing services online for our agents, we also provide information online to our policyholders, who can access their account information at any time. Policyholders are able to view the current billing status of their policies, learn about various payment options and read valuable information about what to do and what not to do in the event of a loss. Policyholders can also locate information about their agent, including the agent’s telephone number, and mailing, e-mail and web site addresses.

We believe that the ratings assigned by A.M. Best and Standard & Poor’s are an important factor in marketing our products. Rating agencies evaluate insurance companies based on financial strength and the ability to pay claims, factors relevant to policyholders, but not necessarily to investors. Financial strength ratings by insurance rating agencies are not ratings of securities or recommendations to buy, hold or sell any security. Our ability to retain our existing business or to attract new business in our insurance operations may depend on our A.M. Best ratings and our Standard & Poor’s ratings. Our property and casualty insurers have been assigned a financial strength rating of “A” (Excellent) from A.M. Best Company since 1994 (except two insurance subsidiaries that are in a runoff status, which A.M. Best has designated as NR-3 (Rating Procedure Inapplicable)). Our life insurance subsidiary has been assigned a financial strength rating of “A-” (Excellent) from A.M. Best since 1998. In addition, Standard & Poor’s has assigned a financial strength rating of “A” to United Fire & Casualty Company and each of its active subsidiaries, with a negative outlook. A.M. Best historically has rated our property and casualty companies on a pooled basis. However, we recently were notified by A.M. Best that our companies will be rated on a group basis in the future, consistent with rating guideline changes A.M. Best recently adopted.

Reinsurance

General

Reinsurance is an arrangement by which a reinsurance company, or reinsurer, agrees to indemnify an insurance company, or ceding company, for all or a portion of the insurance risks underwritten by the ceding company. In exchange for the assumption of risk, the ceding company pays some of the premiums it receives to the reinsurer. Reinsurance can benefit a ceding company in a number of ways, including reducing net liability exposure on individual risks, providing catastrophe protection from large or multiple losses and stabilizing financial results. Reinsurance can also provide a ceding company with additional underwriting capacity by permitting it to accept larger risks and underwrite a greater number of risks without a corresponding increase in its capital or surplus. Reinsurance can benefit a reinsurer by providing premium revenue at levels of risk acceptable to the reinsurer.

The ceding of reinsurance does not legally discharge a ceding company from primary liability under the policies written by the ceding company, which must pay the loss if the reinsurer fails to meet its obligations. We believe the financial position and solvency of our reinsurers is very important. Accordingly, we select our reinsurers carefully, placing reinsurance with only those reinsurers with strong financial strength ratings. We regularly monitor the financial condition of our reinsurers. At March 31, 2006, there were no uncollectible reinsurance balances that would result in a material impact on our Consolidated Financial Statements. In accordance with U.S. GAAP and industry practice, we account for insurance premiums earned and for benefits, losses and expenses incurred net of reinsurance ceded.

Property and Casualty Segment Reinsurance

Our property and casualty insurance segment follows the industry practice of reinsuring a portion of its exposure by ceding to reinsurers a portion of the premium received and a portion of the risk under the policies reinsured. We purchase reinsurance to reduce the net liability on individual risks to predetermined limits and to protect against catastrophic losses from a single catastrophe, such as a hurricane or tornado. In 2005, we ceded written premiums of $36.1 million, which was 7.4 percent of our direct and assumed written premium.

Due to the 2005 hurricanes, some reinsurance companies experienced significant losses and capital erosion, thereby constraining capacity in the reinsurance market. Further constraint has resulted from rating agency downgrades of certain reinsurers, due to the hurricane losses. These reinsurance market events have led to increased reinsurance renewal prices for many insurance companies, primarily those writing business in the loss-affected areas. Of further concern to some insurance companies is the possibility that they will be unable to collect amounts that are recoverable from reinsurers who are unable to meet their financial obligations.

We use many reinsurers, both domestic and foreign, which helps us to avoid concentrations of credit risk associated with our reinsurance. Our principal reinsurers include Employers Reinsurance Corporation, QBE Reinsurance Corporation, Hannover Ruckversicherungs, Platinum Underwriters Re, AXA Corporate Solutions Insurance Company, Partner Reinsurance Company of the United States and Hartford Steam Boiler & Inspection.

Because catastrophe losses are by their nature unpredictable, the frequency and severity of catastrophic losses experienced in any year could potentially be material to our results of operations and financial position. Typical catastrophes experienced by our policyholders include windstorms, hailstorms, tornados and hurricanes. Other catastrophes include earthquakes, wildfires and terrorist acts. The severity of a particular catastrophe for us is a function of various factors, including how many policies we have written in the area of the catastrophe and the severity of the event. We continually assess and improve how we manage our exposure to catastrophe losses; we do this through individual risk selection, by limiting the concentration of insurance written in certain areas and through the purchase of catastrophe reinsurance.

Historically, we have acted as a reinsurer, assuming both property and casualty reinsurance from other insurance or reinsurance companies. Most of the business we have assumed is property reinsurance, with an emphasis on catastrophe coverage. Most of our assumed reinsurance business expired on or before December 31, 2000. We continue to limit our exposure through the selective renewal of our remaining reinsurance contracts. However, we continue to have exposure related to the assumed reinsurance contracts that we have elected to continue to write and those that are in runoff status.

We have several programs that provide reinsurance coverage. Our reinsurance programs limit the risk of loss that we retain by reinsuring direct risks in excess of our stated retention. Our property reinsurance program covers policy losses in excess of $2.0 million up to $12.0 million for 2005 and 2006. Our casualty reinsurance program covers policy losses in excess of $2.0 million up to $15.0 million for 2005 and 2006. Our personal and commercial umbrella reinsurance program generally covers policy losses in excess of $1.0 million up to $5.0 million for 2005 and $1.0 million up to $10.0 million for 2006. Our surety reinsurance program covers 100 percent of policy losses in excess of $1.5 million up to $5.0 million for 2005 and 2006. In 2005 and 2006, our surety reinsurance program also covers 90 percent of policy losses in excess of $5.0 million up to $15.0 million and 80 percent of policy losses in excess of $15.0 million up to $20.0 million. Our catastrophe reinsurance program mitigates the total direct loss we may incur from a single catastrophe. For 2005, this program provided coverage, for 95 percent of our policy losses in excess of our retention of $10.0 million for a catastrophic event, up to a limit of $125.0 million. For 2006, our program covers 95 percent of catastrophic policy losses in excess of $15.0 million up to a limit of $165.0 million. We are currently negotiating to increase the limit on our catastrophe reinsurance by $20.0 million. This additional $20.0 million in catastrophe reinsurance coverage would only apply to specific named perils.

At March 31, 2006 and December 31, 2005, we had a total of $11.9 million and $63.5 million, respectively, due to us from reinsurers. These recoverable balances included amounts related to Hurricanes Katrina and Rita totaling $7.2 million at March 31, 2006 and $58.9 million at December 31, 2005.

Life Insurance Segment Reinsurance

Our life insurance segment purchases reinsurance to limit the dollar amount of any one risk of loss. On standard individual life cases where the insured is age 65 or less, our retention is $0.2 million. On standard individual life cases where the insured is age 66 or older, our retention is $0.1 million. Our accidental death benefit rider on an individual policy is reinsured at 100.0 percent, up to a maximum benefit of $0.3 million. Our group coverage, both life and accidental death and dismemberment, is reinsured at 50 percent. Catastrophe excess reinsurance coverage applies when three or more insureds die in a catastrophic accident. For catastrophe excess claims, we retain the first $1.0 million of ultimate net loss, and the reinsurer agrees to indemnify us for the excess up to a maximum of $5.0 million. We supplement this coverage when appropriate with “known concentration” coverage. Known concentration coverage is typically tied to a specific event and time period, with a threshold of a minimum number of lives involved in the event, minimum event deductible (company’s retention) and a maximum payout. In 2005, we ceded written premiums of $1.8 million, which was 5.0 percent of our direct and assumed written premium.

Our life insurance segment had reinsurance recoverable balances of $0.3 million and $0.2 million as of March 31, 2006 and December 31, 2005, respectively. United Life Insurance Company’s primary reinsurance companies are Generali USA Life Reassurance Company, American United Life Insurance Company, Hannover Life Reassurance Company of America and RGA Reinsurance Company. Most of these companies insure both life and accident and health risks.

The life insurance segment began assuming credit life and accident and health insurance in 2002. We discontinued this practice in 2004. We continue to have exposure related to our assumed reinsurance contracts that are in a runoff status.

Insurance Underwriting

Our primary underwriting objective is to carefully assess opportunities and accept only those risks that exhibit a reasonable likelihood of providing an underwriting profit. We evaluate underwriting opportunities based on a number of factors including the expected frequency and severity of losses, the costs of providing the necessary coverage (including the cost of administering policy benefits, sales and other administrative costs), information provided by our agents and information obtained from claims personnel regarding developing claim patterns and issues.

We understand the important role that our agents play in the underwriting process; they have direct contact with our policyholders and can provide a wealth of information to us. We cultivate our relationships with our agents by providing prompt and quality service, profit sharing and other incentives and personal attention by our marketing personnel and management. We utilize technology to create efficiencies for ourselves and for our agents.

Price is one of the significant competitive factors in the insurance business. Pricing pressures can be caused by many factors, including:

•	state regulation, legislation and judicial decisions;

•	the frequency and severity of insurance claims;

•	insurance companies selling their products for a period of time at less than adequate rates, because they either underestimate ultimate claim costs or overestimate the amount of investment income they will earn on premiums before claims are paid;

•	insurance companies marketing at lower costs by utilizing direct-response marketing methods, such as internet sales and direct mail, as compared with marketing products through independent agents that may be more expensive;

•	mutual insurance companies and other insurance companies who are willing to accept a lower return on equity on their insurance operations than we are willing to accept; and

•	inflation.

We monitor the effectiveness of our pricing through the review of our loss ratios by calendar year and accident year. We make necessary adjustments to our pricing structure based upon our results. We remain cognizant of market conditions and understand the nature of soft and hard markets. During a soft market, our strategy is to focus on terms and conditions concessions, principally through the use of lower deductibles and additional coverage options. We make pricing concessions in a soft market, but we are committed to maintaining our portfolio of quality risks. Our disciplined underwriting approach and internal underwriting training programs help to achieve an underwriting profit, even in a soft market.

We monitor our underwriting results to improve our underwriting practices and to identify areas in which we may improve. We endeavor to be selective and disciplined in our underwriting practices, the implementation of price increases and the elimination of marginal accounts and agents.

Claims

A significant competitive factor in the property and casualty insurance marketplace is the handling of claims. We believe effective claims management is a key to achieving satisfactory underwriting results. We seek to differentiate ourselves in the marketplace by being highly responsive and timely in our handling of claims. All of our claims are managed by our home office, while claims adjusting is performed in our home office as well as in our regional offices. We maintain an experienced staff of appraisers, managers, attorneys and field adjusters that are strategically located throughout our operating territory. We continually seek to improve our handling of claims in order to control ultimate loss and loss settlement expense payments.

Hurricane Katrina presented us with a unique set of circumstances not previously faced by our claims service staff due to the combination of the sheer size in claims volume and the multitude of coverage issues presented, such as flood versus wind damage, additional living expense, business income and secondary claims, such as looting.

Our claims department, in response to the anticipated volume of claims, activated our catastrophe plan. We mobilized two storm teams of adjuster employees and engaged three independent adjusting firms, one firm specializing in residential losses and two firms specializing in commercial losses. By coordinating the efforts of over 300 independent and employee adjusters, we had capacity to handle over 10,000 claims. Our claims management staff closely monitored the claims handling process to ensure timely and quality claims adjustment.

Investments

We must comply with state insurance laws that prescribe the type, quality and concentration of investments that may be made by insurance companies. We determine the mix of our investment portfolio based upon these state laws, liquidity needs, tax position and general market conditions. We also consider the timing of our obligations, as cash must be available when obligations are due to be paid. We make modifications to our investment portfolio as the conditions listed above change. We manage internally all but a small portion of our investment portfolio.

Assets relating to the property and casualty segment are invested to meet liquidity needs and maximize after-tax returns with appropriate risk diversification. Assets relating to the life insurance segment are invested to meet liquidity needs, maximize the investment return and achieve a matching of assets and liabilities.

Our life insurance company actively manages its assets using an approach that balances quality, diversification, asset/liability matching, liquidity and investment return. The goals of the investment process are to optimize, net of income taxes, risk-adjusted investment income and risk-adjusted total return, while ensuring that the assets and liabilities are managed on a cash flow and duration basis.

We establish target asset portfolios for each major insurance product, which represent the investment strategies used to profitably fund its liabilities within acceptable levels of risk. In executing the asset/liability matching strategies, management regularly reevaluates the estimates used in determining the approximate amounts and timing of payments to or on behalf of policyholders for insurance liabilities. Many of these estimates are subjective and could impact our ability to achieve our asset/liability management goals and objectives.

Investment results, presented on the basis of U.S. GAAP, for the periods indicated are summarized in the following table:

	Average Invested Assets (1)	Net Investment Income (2)	Annualized Yield on Average Invested Assets
	(In thousands)
Year ended December 31,
2001	$1,481,999	$98,909	6.7%
2002	1,655,918	105,553	6.4%
2003	1,836,872	108,540	5.9%
2004	1,959,729	111,474	5.7%
2005	2,065,775	118,847	5.8%

Three months ended March 31,
	(unaudited)
2005	2,023,958	28,761	5.7%
2006	2,123,355	29,176	5.5%

(1)	Average of amounts at beginning and end of period.
(2)	Investment income after deduction of investment expenses but before applicable income tax. Realized gains and losses are excluded.

The following table summarizes the consolidated investment portfolio as of December 31, 2005, presented on the basis of U.S. GAAP.

	Amount as stated on balance sheet (1)	Percent of total	Value (2)
	(In thousands)
Fixed income securities:
Bonds:
United States government and government agencies and authorities	$210,184	10.0%	$210,467
States, municipalities and political subdivisions	341,799	16.3%	343,624
Foreign governments	60,240	2.9%	60,335
Public utilities	317,068	15.2%	317,068
Redeemable preferred stocks	921,456	44.1%	921,710
All other corporate bonds	4,010	0.2%	4,010

Total fixed income securities	$1,854,757	88.7%	$1,857,214
Equity securities:
Common stocks:
Public utilities	$15,997	0.8%	$15,997
Banks, trusts and insurance companies	80,095	3.8%	80,095
Industrial, miscellaneous and all others	62,204	3.0%	62,204
Nonredeemable preferred stock	226	0.0%	226

Total equity securities	$158,522	7.6%	$158,522
Mortgage loans	$23,637	1.1%	$24,348
Short-term investments	35,485	1.7%	35,485
Other long-term investments	11,036	0.5%	11,036
Policy loans	8,193	0.4%	8,193

Total investments	$2,091,630	100.0%	$2,094,798

(1)	In accordance with Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” we carry held-to-maturity fixed income securities at amortized cost and available-for-sale fixed income securities at fair value. We carry equity securities at prices that approximate market quotations, short-term investments at cost, which approximates fair value, and policy loans at the actual amounts loaned to the policyholder.
(2)	We estimate the fair value of our financial instruments based on relevant market information or by discounting estimated future cash flows at estimated current market discount rates appropriate to the particular asset or liability shown. In most cases, we use quoted market prices to determine the fair value of fixed income securities, equity securities and short-term investments. Where quoted market prices are unavailable, we estimate fair value based on recent trading or, for non-publicly traded instruments, we estimate fair value based on widely accepted pricing valuation models, which use internally developed ratings and independent third party data as inputs, or independent third party pricing sources. Long-term investments consisting of holdings in limited partnership funds are valued by the fund managers.

Reserves

Property and Casualty Insurance Segment

Our property and casualty companies are required by applicable insurance laws to maintain reserves for losses and loss settlement expenses with respect to both reported and unreported losses. Loss reserves are estimates at a given time of the ultimate amount expected to be paid on losses that are, in fact, incurred. Reserves for loss settlement expenses are intended to cover the actual cost of investigating losses and defending lawsuits arising from losses. These reserves are revised based on analysis of historical results and management’s review. We base estimates of losses on facts and circumstances known at the time those estimates are made.

Loss reserves have two components: reserves for reported losses and reserves for incurred but not yet reported losses. We estimate reserves for reported losses in one of two ways. For some classes of reported losses under $5,000, we base reserves upon a preset schedule determined by averaging similar claims paid over a recent twelve-month period. Annually, we revise the preset schedule in response to changes in experience or as investigations progress and further information is received. We establish other reserves for reported losses on an individual case basis. Our claims personnel establish the reserves, review and revise the reserves on expected losses based on a variety of factors, including the type of claim, our knowledge of the circumstances surrounding each loss, the policy provisions relating to the type of loss, trends in the legal system and other factors.

For incurred but not yet reported losses, we estimate the amount of reserves for each line of business on the basis of historical and statistical information. We consider historical patterns of paid and reported claims and the probable number and nature of losses arising from occurrences that have not yet been reported.

The process of estimating loss reserves involves a considerable degree of judgment by our claims personnel. Because reserves are estimates of the amount expected to be paid based on facts and circumstances known at any given time, we continuously review our loss reserves. During the claims settlement period, which may extend over a long period of time, our claims personnel may become aware of additional facts regarding claims and trends that cause us to refine and adjust our estimates of ultimate liability. Consequently, actual loss reserves may deviate significantly from the estimates reflected in our Consolidated Financial Statements. Such deviations may be significant.

We do not discount reserves based on the time value of money. We consider inflation in the reserving process by reviewing cost trends, loss settlement expenses and historical reserving results and likely future economic conditions.

The table below shows the calendar year development of net loss and net loss settlement expense reserve liabilities and payments for our property and casualty companies for the years 1996 through 2005. The top line of the table shows the estimated net liability for unpaid losses and loss settlement expenses recorded at the end of each of the indicated years. This liability represents the estimated amount of losses and loss settlement expenses for losses arising in all prior years that are unpaid at the end of each year, including an estimate for losses that had been incurred but not yet reported, net of applicable ceded reinsurance. The first portion of the table shows the re-estimated amount of the previously recorded liability based on experience as of the end of each succeeding year. The estimate is increased or decreased as more information becomes known about the losses for individual years. Conditions and trends that have affected development of the liability in the past may not necessarily exist in the future. Accordingly, it would not be appropriate to extrapolate future redundancies or deficiencies based on this table. The second portion of the table displays cumulative net losses and loss settlement expenses paid for each of the years indicated. The third portion of the table displays the reinsurance recoverable, the re-estimated amount of reinsurance recoverable and the resulting gross liabilities.

	Years Ended December 31,
	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
	(In thousands)
Liability for unpaid
losses and loss settlement expense	$209,876	$218,912	$243,006	$310,637	$320,506	$326,910	$356,889	$399,740	$436,280	$559,963
Net liability re-estimated as of:
One year later	176,332	192,297	213,047	273,706	273,469	315,854	344,590	361,153	358,796
Two years later	169,348	185,700	233,325	261,217	290,872	323,354	340,502	331,693
Three years later	164,030	198,298	226,353	273,921	300,011	321,168	324,582
Four years later	172,366	198,931	232,851	279,740	302,884	318,125
Five years later	176,411	202,765	235,860	279,653	298,428
Six years later	177,384	208,071	235,560	280,983
Seven years later	181,611	206,938	236,844
Eight years later	181,512	206,962
Nine years later	181,771

Net redundancy	$28,105	$11,950	$6,162	$29,654	$22,078	$8,785	$32,307	$68,047	$77,484

Cumulative amount of
net liability paid through:
One year later	$61,694	$62,988	$71,251	$97,021	$110,516	$112,546	$107,271	$100,895	$110,016
Two years later	93,599	97,142	123,965	154,886	166,097	172,538	172,158	167,384
Three years later	110,531	122,818	155,622	189,730	204,792	215,002	214,307
Four years later	122,413	143,216	176,376	213,190	230,889	240,973
Five years later	134,193	158,306	190,644	231,838	245,677
Six years later	142,955	168,310	199,802	241,540
Seven years later	150,346	175,381	205,149
Eight years later	153,955	179,261
Nine years later	157,074
Net liability for unpaid
losses and loss settlement expense	$209,876	$218,912	$243,006	$310,637	$320,506	$326,910	$356,889	$399,740	$436,280	$559,963
Reinsurance recoverable	11,331	12,856	8,111	27,606	37,526	36,909	35,760	27,307	28,609	60,137

Gross liability	$221,207	$231,768	$251,117	$338,243	$358,032	$363,819	$392,649	$427,047	$464,889	$620,100

Net re-estimated liability	$181,771	$206,962	$236,844	$280,983	$298,428	$318,125	$324,582	$331,693	$358,796
Re-estimated reinsurance recoverables	17,088	14,827	11,089	27,275	34,712	37,133	41,039	35,795	34,703

Gross re-estimated liability	$198,859	$221,789	$247,933	$308,258	$333,140	$355,258	$365,621	$367,488	$393,499

Gross redundancy	$22,348	$9,979	$3,184	$29,985	$24,892	$8,561	$27,028	$59,559	$71,390

The table above illustrates a year-to-year cumulative redundancy in our net reserves for liability for unpaid losses and loss settlement expenses. Because establishing reserves is inherently uncertain, an analysis of factors affecting reserves can produce a range of reasonable estimates. We believe that our redundancies are the result of a variety of factors, including:

•	establishing reserves that are appropriate and reasonable but assuming a pessimistic view of potential outcomes;

•	using claims negotiation to control the size of settlements;

•	assuming that we have a percentage of liability for all claims, even though the issue of liability may in some cases be resolved totally in our favor;

•	promoting claims management services to encourage return-to-work programs, case management by nurses for serious injuries and management of medical provider services and billings; and

•	using programs and services to help prevent fraud and to assist in favorably resolving cases.

The determination of property and casualty insurance and reinsurance reserves, particularly those relating to liability lines, reflects significant judgment factors. If, during the course of our regular monitoring of reserves, we determine that coverages previously written were incurring higher than expected losses we would take action that could include increasing the related reserves. Any adjustments we make to reserves are reflected in operating results in the year in which we make those adjustments. As required by state law, we engage an independent actuary to render an opinion as to the adequacy of the statutory reserves we establish. The actuarial opinion is filed in those states where we are licensed. There are no material differences between our statutory reserves and those established under U.S. GAAP.

Over the course of the last 10 years, our net reserves for losses and loss settlement expenses have exceeded our incurred losses and loss settlement expenses, a situation commonly described as “net redundancy.” Because establishing reserves is inherently uncertain, an analysis of factors affecting reserves can produce a range of reasonable estimates. Our philosophy is to establish reserves that are appropriate and reasonable, but assume a pessimistic view of potential outcomes. Generally, our best estimate of reserves is slightly above the midpoint of a range of reasonable estimates. We believe that it is appropriate and reasonable to establish a best estimate within a range of reasonable estimates for use in determining reserves, especially when we are reserving for claims for bodily injury, disabilities and similar claims, for which settlements and verdicts can vary widely. Our reserving philosophy may result in favorable development in succeeding years that will decrease loss and loss settlement expenses for prior year claims in the year of adjustment. While we realize that this philosophy, coupled with what we believe to be aggressive and successful claims management and loss settlement practices, has resulted in year-to-year net redundancies in reserves, we believe our approach is better than experiencing year-to-year uncertainty as to the adequacy of our reserves.

We believe the reserves for our property and casualty insurance segment at December 31, 2005, are appropriate. The increases over the last 10 years in liability for net unpaid losses and loss settlement expenses reflect our increased business. In determining the appropriateness of our reserves, we rely upon the opinion of an independent actuary that our reserves meet the requirements of applicable insurance laws, are consistent with reserves that are computed in accordance with accepted loss reserving standards and principles, and make a reasonable provision in the aggregate for all unpaid loss and loss settlement expense obligations under the terms of our insurance policies and agreements. We also consider state regulatory reviews and examinations and our own experience. Because we are comfortable with our reserving experience, we have not made any significant changes in our reserving methodology or philosophy.

Life Insurance Segment

Reserves for the life insurance segment are based upon applicable Iowa insurance laws. Our life insurance subsidiary’s reserves meet, or exceed, the minimum statutory requirements. The reserves reflected in our Consolidated Financial Statements are calculated in accordance with U.S. GAAP. Reserves determined on the basis of U.S. GAAP are based upon our best estimates of mortality and morbidity, persistency, expenses and investment income. Reserves determined for statutory purposes are based upon mortality rates and interest rates specified by state law.

In establishing the life insurance segment’s reserves, we utilize the services of an independent consulting actuary. The process involves our providing policy and contract information to the actuary, who then develops and analyzes our reserves. Subsequently, management reviews and analyzes the reserves that are provided. Each quarter, we conduct a detailed discussion between our management and the actuary to discuss the life segment’s reserves and related matters. As with our property and casualty reserves, the independent actuary renders an opinion as to the adequacy of the statutory reserves we establish. The actuarial opinion is filed in those states where we are licensed.

Properties

We own two buildings (a five-story office building and an eight-story office building in which part of the first floor is leased to tenants) and related parking facilities in Cedar Rapids, Iowa, that we use as our home office. The two buildings are connected by a skywalk. We also lease additional adjacent office space in Cedar Rapids. Our regional locations in Westminster, Colorado and Galveston, Texas, conduct operations in leased office space. Our claims office in New Orleans, Louisiana, also operates through leased office space. We conduct our property and casualty insurance segment business from each of our offices. We operate our life insurance segment business from our home office in Cedar Rapids, Iowa.

MANAGEMENT

Our board of directors is divided into three classes, with the members of each class serving three-year terms expiring at the third annual meeting of the stockholders following their election. The following table sets forth information as of the date of this prospectus supplement concerning our directors.

Name	Age	Position	Term as Director Expires
Scott McIntyre Jr.	72	Chairman and Director	May 2008
John A. Rife	63	President, Chief Executive Officer and Director	May 2007
Jack B. Evans	57	Vice Chairman and Director	May 2006
Christopher R. Drahozal	44	Director	May 2006
Thomas W. Hanley	54	Director	May 2006
Casey D. Mahon	54	Director	May 2008
George D. Milligan	49	Director	May 2006
Mary K. Quass	56	Director	May 2007
Byron G. Riley	75	Director	May 2008
Kyle D. Skogman	55	Director	May 2007
Frank S. Wilkinson Jr.	66	Director	May 2008

A brief description of the business experience of each of our current directors follows:

Scott McIntyre Jr. has served as Chairman of our Board of Directors since 1975. He has been employed by us in various capacities since 1954, including as President from 1966 to 1997 and as Chief Executive Officer from 1991 to 2000. Mr. McIntyre is the son of United Fire & Casualty Company founder, J. Scott McIntyre Sr.

John A. Rife serves as our President and Chief Executive Officer. Mr. Rife began his employment with our life insurance subsidiary, United Life Insurance Company, in 1976. Mr. Rife was appointed President in 1997 and Chief Executive Officer in 2000. He serves as President of United Life Insurance Company, a position he has held since 1984, and he also serves as President and Chief Executive Officer of some of our other subsidiaries. Mr. Rife has served as a director of United Life Insurance Company from 1983 to the present. He has served us as a director since 1998.

Jack B. Evans is President of the Hall-Perrine Foundation, a private philanthropic corporation located in Cedar Rapids, Iowa. He has served as its President since January 1996. Prior to that, Mr. Evans was employed by SCI Financial Group, Cedar Rapids, Iowa, serving as its President from 1993 to 1995. SCI Financial Group was a regional financial services firm providing brokerage, insurance and related services to its clients.

Christopher R. Drahozal is a Professor of Law at the University of Kansas School of Law, Lawrence, Kansas, where he has taught since 1994. Mr. Drahozal was an attorney in private practice in Washington, D.C. from 1991 until 1994. Mr. Drahozal is the son-in-law of Scott McIntyre Jr.

Thomas W. Hanley is currently a teacher at Xavier High School, a Catholic high school in Cedar Rapids, Iowa. He began teaching full time in 2004. From 2002 to 2004, Mr. Hanley conducted post-graduate studies in theology at Loras College in Dubuque, Iowa. From 1979 to April 2003, Mr. Hanley was employed as a certified public accountant by McGladrey & Pullen, LLP, a tax and accounting firm in Cedar Rapids, Iowa. Mr. Hanley served as a partner at McGladrey & Pullen, LLP from 1983 to January 2002.

Casey D. Mahon is an Adjunct Professor of Law at the University of Iowa College of Law, Iowa City, Iowa, where she has taught since 1998. Ms. Mahon was employed as Senior Vice President and General Counsel of McLeodUSA, Inc. from June 1993 until she retired in February 1998. McLeodUSA, Inc. provides integrated communications services.

George D. Milligan is the President of The Graham Group, Inc., Des Moines, Iowa, a position he has held since 1985. The Graham Group includes a real estate firm specializing in the development of medical office buildings and a construction firm specializing in the construction of hospital facilities.

Mary K. Quass is the President and Chief Executive Officer of NRG Media, LLC, Cedar Rapids, Iowa. NRG Media, LLC is a radio broadcasting group of over 90 stations founded in August 2002. Ms. Quass is also President and Chief Executive Officer of Quass Communications, LLC. Founded in 1998, Quass Communications, LLC is a privately held investment company. From 1988 to 1998, Ms. Quass held the position of President and Chief Executive Officer of Quass Broadcasting Company, which operated radio stations and a sign company. In 1998, Quass Broadcasting Company merged with Capstar Broadcasting Partners to form Central Star Communications. Ms. Quass served as President and Chief Executive Officer of Central Star Communications, which operated over 50 radio stations throughout the Midwest, until 2000.

Byron G. Riley is an attorney with the law firm of Bradley & Riley PC, Cedar Rapids, Iowa. He has practiced law with that law firm since 1981. Bradley & Riley PC provides legal services to us.

Kyle D. Skogman is President of Skogman Construction Co. of Iowa, a company that specializes in residential construction, primarily in Cedar Rapids, Iowa. He has served in that capacity since 1990.

Frank S. Wilkinson Jr. retired in December 2000 from E.W. Blanch Co., a Minneapolis, Minnesota, company that provides risk management and distribution services and arranges reinsurance coverage between insurers and reinsurers. Before retiring after 31 years of service, Mr. Wilkinson held a number of positions with E.W. Blanch, including Executive Vice President and director from 1993 to December 2000.

The following table sets forth information as of the date of this prospectus supplement concerning certain of our executive officers.

Name	Age	Position
Scott McIntyre Jr.	72	Chairman of the Board of Directors
John A. Rife	63	President, Chief Executive Officer and Director
Randy A. Ramlo	45	Executive Vice President
Michael T. Wilkins	43	Senior Vice President, Corporate Administration
Kent G. Baker	62	Vice President and Chief Financial Officer (1)
David E. Conner	48	Vice President and Chief Claims Officer
Barrie W. Ernst	51	Vice President and Chief Investment Officer
Samuel E. Hague	54	Executive Vice President and Treasurer of United Life Insurance Company
Dianne M. Lyons	43	Vice President and Controller (2)
Neal R. Scharmer	49	Vice President and General Counsel

(1)	Mr. Baker has resigned as Chief Financial Officer effective May 17, 2006 and as Vice President effective December 31, 2006, when he will retire.
(2)	Ms. Lyons has been appointed Chief Financial Officer to be effective on May 17, 2006.

A brief description of the business experience of these executive officers follows:

Scott McIntyre Jr., Chairman of our Board of Directors, has served in that capacity since 1975. We have employed him in various capacities since 1954, including as President from 1966 to 1997 and as Chief Executive Officer from 1991 to 2000.

John A. Rife serves as our President and Chief Executive Officer. Mr. Rife began his employment with our life subsidiary in 1976. Mr. Rife was appointed President in 1997 and Chief Executive Officer in 2000. He has been President of United Life Insurance Company since 1984, and also serves as President and Chief Executive Officer of some of our other subsidiaries. Mr. Rife has served as a director of United Life Insurance Company since 1983 and on our Board of Directors since 1998.

Randy A. Ramlo, Executive Vice President, has served in that capacity since May 2004. Mr. Ramlo served as Vice President, Fidelity and Surety, from November 2001 until May 2004. Mr. Ramlo previously worked as Underwriting Manager in our Great Lakes Region. He has been employed by us since 1984.

Michael T. Wilkins was appointed our Senior Vice President, Corporate Administration, in May 2004. He served as Vice President, Corporate Administration, from August 2002 until May 2004 and as Resident Vice President in our Lincoln Regional Office from 1998 to 2002. Prior to 1998, he held various other positions within the company since joining us in 1985.

Kent G. Baker is Vice President and Chief Financial Officer. He has served us in that capacity since 1984. Mr. Baker has resigned as Chief Financial Officer effective May 17, 2006 and as Vice President effective December 31, 2006, when he will retire.

David E. Conner was appointed our Vice President and Chief Claims Officer, effective January 1, 2005. Mr. Conner has served in various capacities within the Claims Department, including Claims Manager and Assistant Vice President, since joining us in 1998.

Barrie W. Ernst is Vice President and Chief Investment Officer. He joined us in August 2002. Previously, Mr. Ernst served as Senior Vice President of SCI Financial Group, Cedar Rapids, Iowa, where he worked from 1980 to 2002. SCI Financial Group was a regional financial services firm providing brokerage, insurance and related services to its clients.

Samuel E. Hague is Executive Vice President and Treasurer of United Life Insurance Company, our life insurance subsidiary, a position he has held since 1992. Mr. Hague is currently on a medical leave of absence.

Dianne M. Lyons was appointed Chief Financial Officer to be effective on May 17, 2006. She was appointed Vice President in May 2003. She has been our Controller since 1999, and has been with us as an Accounting Manager and Financial Accountant since 1983.

Neal R. Scharmer has been our General Counsel since joining us in 1995. He was named a Vice President in May 2001.

DESCRIPTION OF OUR COMMON STOCK

The following description of our common stock is based upon our articles of incorporation, our bylaws and applicable provisions of law. We have summarized certain portions of our articles of incorporation and bylaws below. The summary is not complete. Our articles of incorporation and bylaws have been filed as exhibits to the registration statement of which this prospectus supplement is a part. You should read our articles of incorporation and bylaws for the provisions that are important to you.

We are authorized by our articles of incorporation to issue up to 75,000,000 shares of common stock, par value $3.33 1/3 per share. As of May 1, 2006 we had outstanding approximately 23,603,553 shares of common stock.

Dividend Rights

Subject to preferences that may be applicable to a class or series of preferred shares, holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available for the payment of dividends.

Conversion

Holders of common stock have no right to convert their common stock into any other securities.

Voting Rights

Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of our common stockholders. Holders of shares of common stock have no cumulative voting rights.

Classification of the Board of Directors

Directors are divided into three classes. Each year the terms of the members of a different class of directors expire and directors for that class are elected to three-year terms.

Liquidation Rights

If we liquidate, dissolve or wind up, holders of the common stock are entitled to share ratably in all assets remaining after payment of any amounts due creditors and the liquidation preference of any accrued and unpaid dividends on any outstanding preferred shares.

Preemption Rights

Holders of common stock have no preemptive rights.

Liability to Assessment by United Fire & Casualty Company

All outstanding shares of common stock are fully paid and non-assessable.

Anti-Takeover Effects of State Law

Certain provisions of Iowa law could make it more difficult to acquire us by means of a merger, tender offer, proxy contest or otherwise or to remove our incumbent officers and directors. These provisions may discourage coercive takeover practices and inadequate takeover bids. These provisions are designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because negotiations of such proposals could result in an improvement of their terms.

We are subject to Section 1110 of the Iowa Business Corporation Act, which prohibits persons deemed “interested stockholders” from engaging in a business combination with an Iowa corporation for three years following the date these persons become interested stockholders. Generally, an interested stockholder is a person who, together with affiliates and associates, owns, or within the previous three years did own, 10.0 percent or more of our common stock. Generally, a business combination includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors.

Section 624A of the Iowa Business Corporation Act permits us to issue stock rights or options having terms and conditions that preclude or limit the exercise, transfer, or receipt of such rights or options by a person, or group of persons, owning or offering to acquire a specified number or percentage of the outstanding common shares or other securities of the corporation, or a transferee of the offeror, or that invalidate or void such stock rights or options held by an offeror or a transferee of the offeror.

State Insurance Laws

Before a person can acquire control of an insurance company domiciled in a U.S. state, prior written approval must generally be obtained from the insurance regulator of the state where the insurance company is domiciled. Prior to granting approval of an application to acquire control of an insurance company, the state insurance regulator will consider such factors as the financial strength of the applicant, the integrity of the applicant’s board of directors and executive officers, the acquirer’s plans for the management of the applicant’s board of directors and executive officers, the acquirer’s plans for the future operations of the insurer and any anti-competitive effects that may arise from the consummation of the acquisition of control. Generally, state insurance laws provide that control over an insurer is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, 10.0 percent or more of the voting securities of insurance company. In addition, certain state insurance laws contain provisions that require pre-acquisition notification to the state insurance regulator of a change in control with respect to a non-domestic insurance company licensed to do business in that state. While such pre-acquisition notification statutes do not authorize the state insurance regulator to disapprove the change of control, such statutes do authorize certain remedies, including the issuance of a cease and desist order with respect to the non-domestic insurance company if certain conditions exist, such as undue market concentration. These approval requirements may deter, delay or prevent transactions that stockholders may otherwise deem to be in their best interests.

Anti-Takeover Effects of Our Articles of Incorporation and Bylaws

Our articles of incorporation and bylaws provide that:

•	The affirmative vote of two-thirds (2/3) of all outstanding shares of this corporation is required to approve any plan of merger, consolidation or sale or exchange of all or substantially all of the assets.

•	The articles of incorporation may be amended at any annual or special meeting of the stockholders called for that purpose by a vote of two-thirds (2/3) of the shares issued and outstanding.

•	A holder or group of holders of common stock who own not less than one-fifth (1/5) but less than a majority of the outstanding shares of common stock may nominate and elect that number of directors, ignoring fractions, which bears the same ratio to the number of directors to be elected as the number of shares of common stock held by such stockholders bears to the total shares of common stock outstanding, but the total number of directors so elected by minority stockholders may not exceed one less than a majority of the aggregate number of directors to be elected. Unless minority common stockholders exercise their right to nominate and elect a proportionate number of directors as described above, the holders of a majority of the outstanding shares of common stock voting in any election of directors at which a quorum is present can elect all of the directors.

Listing

Our common stock is quoted on the Nasdaq National Market under the trading symbol “UFCS.”

Transfer Agent and Registrar

Computershare Investor Services, LLC is the transfer agent and registrar for our common stock.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement between us and the underwriters, the underwriters have agreed severally to purchase from us the following respective number of shares of common stock at the offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement.

Underwriter	Shares
A.G. Edwards & Sons, Inc.
KeyBanc Capital Markets, a division of McDonald Investments, Inc.

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will purchase all such shares of the common stock if any of these shares are purchased. The underwriters are obligated to take and pay for all of the shares of common stock offered hereby, other than those covered by the over-allotment option described below, if any are taken.

The underwriters have advised us that they propose to offer the shares of common stock to the public at the offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of $             per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $             per share to certain other dealers. After the offering, the offering price and other selling terms may be changed by the underwriters.

Pursuant to the underwriting agreement, we have granted to the underwriters an option, exercisable for 30 days after the date of this prospectus supplement, to purchase up to 525,000 additional shares of common stock from us at the offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, solely to cover over-allotments.

To the extent that the underwriters exercise such option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to the underwriter’s name in the preceding table bears to the total number of shares in the table, and we will be obligated, pursuant to the option, to sell such shares to the underwriters.

We, our directors and executive officers have agreed that during the 90 days after the date of the underwriting agreement (subject to extensions permitted in the underwriting agreement), and to certain limited exceptions, they will not, without the prior written consent of A.G. Edwards, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or demand or request that the Company file, or exercise any right with respect to, any registration statement under the Securities Act of 1933, with respect to any of the foregoing, or otherwise include any of the foregoing in any registration statement filed by the Company under the Securities Act of 1933; or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock or any securities convertible into or exercisable or exchangeable for common stock. These lock-up agreements will cover approximately 5,776,105 shares of our outstanding common stock in the aggregate. A.G. Edwards may, in its sole discretion, allow any of these parties to dispose of common stock or other securities prior to the expiration of the 90-day period (subject to extensions permitted in the underwriting agreement). There are, however, no agreements between A.G. Edwards and the parties that would allow them to do so as of the date of this prospectus supplement.

The following table summarizes the discounts and commissions to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Underwriting discounts paid by us	$	$	$
Total	$	$	$

We expect to incur expenses of approximately $483,000 in connection with this offering.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and certain selling group members to bid for and purchase the common stock. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize, maintain or otherwise affect the price of the common stock.

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate coving transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment transactions involve sales by the underwriters of the shares of common stock in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares of common stock in the open market.

•	Syndicate covering transactions involve purchases of the shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of the shares of common stock to close out the short position, the underwriters will consider, among other things, the price of shares of common stock available for purchase in the open market as compared to the price at which they may purchase shares of common stock through the over-allotment option. If the underwriters sell more shares of common stock than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares of common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit representatives to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the shares of common stock or preventing or retarding a decline in the market price of the shares of common stock. As a result, the price of the shares of common stock may be higher than the price that might otherwise exist in the open market.

The underwriters will deliver a prospectus supplement and prospectus to all purchasers of shares of common stock in the short sales. The purchases of shares of common stock in short sales are entitled to the same remedies under the federal securities laws as any other purchaser of shares of common stock covered by this prospectus supplement.

In connection with this offering, some of the underwriters or their affiliates may engage in passive market making transactions in our common stock on the Nasdaq National Market immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934. Rule 103 generally provides that:

•	passive market maker may not effect transactions or display bids for our common stock in excess of the highest independent bid price by persons who are not passive market makers;

•	net purchases by a passive market maker on each day are generally limited to 30.0 percent of the passive market maker’s average daily trading volume in our common stock during a specified two-month prior period or 200 shares, whichever is greater, and must be discontinued when that limit is reached; and

•	passive market making bids must be identified as such.

Passive market making may stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

The underwriters are not obligated to engage in any of the transactions described above. If they do engage in any of these transactions, they may discontinue them at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Our common stock is quoted on the Nasdaq National Market under the trading symbol “UFCS.”

LEGAL MATTERS

The validity of the common stock issued under this prospectus supplement and the prospectus will be passed upon by Bradley & Riley PC, Cedar Rapids, Iowa. Mr. Byron G. Riley, one of our directors, is a lawyer with the firm of Bradley & Riley PC. Bradley & Riley PC provides legal services to us from time to time. Attorneys with Bradley & Riley PC own 7,454 shares of our common stock. Sidley Austin LLP will pass upon certain legal matters related to the offering for the underwriters.

EXPERTS

The Consolidated Financial Statements as of December 31, 2005 and 2004 and for each of the three years in the period ending December 31, 2005 (including the related financial statement schedules thereon) and management’s report on the effectiveness of internal control over financial reporting as of December 31, 2005 incorporated by reference in this prospectus supplement and elsewhere in the registration statement, of which this prospectus supplement is a part, from United Fire & Casualty Company’s Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon such reports given on their authority as experts in accounting and auditing.

With respect to the unaudited consolidated interim financial information of United Fire & Casualty Company as of March 31, 2006 and for the three-month periods ended March 31, 2006 and 2005, incorporated by reference in this prospectus supplement and elsewhere in the registration statement, of which this prospectus supplement is a part, Ernst & Young LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated May 1, 2006, included in United Fire & Casualty Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, and incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Ernst & Young LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 (the Act) for their report on the unaudited interim financial information because their report is not a “report” or a “part” of the registration statement prepared or certified by Ernst & Young LLP within the meaning of Sections 7 and 11 of the Act.

INCORPORATION OF INFORMATION WE FILE WITH THE SEC

The SEC allows us to incorporate by reference the information we file with them, which means:

•	incorporated documents are considered part of the prospectus supplement;

•	we can disclose important information to you by referring you to those documents; and

•	information that we file with the SEC will automatically update and supersede this incorporated information.

We incorporate by reference the documents listed below which were filed with the SEC under the Exchange Act (other than information in the documents that is deemed not to be filed):

•	annual report on Form 10–K for the year ended December 31, 2005 filed with the SEC on March 1, 2006;

•	current report on Form 8–K filed with the SEC on February 13, 2006 and April 7, 2006; and

•	quarterly report on Form 10-Q for the three-month period ended March 31, 2006 filed with the SEC on May 2, 2006.

We also incorporate by reference each of the following documents that we will file with the SEC after the date of this prospectus supplement until this offering is completed (other than information in the documents that is deemed not to be filed):

•	reports filed under Section 13(a) and (c) of the Exchange Act; and

•	any reports filed under Section 15(d) of the Exchange Act.

You should assume that the information appearing in this prospectus supplement is accurate as of the date of this prospectus supplement only. Our business, financial condition and results of operations may have changed since that date.

You may request a copy of any filings referred to above (excluding exhibits not specifically incorporated by reference into the filing), at no cost, by contacting us in writing or by telephone at the following address: United Fire & Casualty, 118 Second Avenue, Cedar Rapids, Iowa 52407-3909, (319) 399-5700.

You should rely only on the information contained or incorporated by reference or deemed to be incorporated by reference in this prospectus supplement. We have not authorized anyone else to provide you with different or additional information. You should not rely on any other information or representations. Our affairs may change after this prospectus supplement and any related prospectus supplement are conveyed. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date hereof.

PROSPECTUS

UNITED FIRE & CASUALTY COMPANY

Preferred Stock, Common Stock,

Warrants, Debt Securities

We may offer from time to time in one or more series, together or separately:

•	preferred stock;

•	common stock;

•	warrants; and

•	debt securities.

We may offer the securities independently or together with other securities, and the securities may be attached to, or separate from, other securities. We may issue debt securities that may be senior or subordinated to other indebtedness of United Fire & Casualty Company. We may also issue debt securities that are convertible into or exchangeable for common stock or preferred stock or other securities issued by us. Any preferred stock we issue may be convertible into common stock or another series of preferred stock or convertible into or exchangeable for other securities issued by us. We will provide specific terms of any offering in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

Neither the Securities and Exchange Commission nor any state insurance or securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We may sell these securities on a continuous or delayed basis directly, through agents or underwriters as designated from time to time, or through a combination of these methods. We reserve the sole right to accept, and together with any agents, dealers and underwriters, reserve the right to reject, in whole or in part, any proposed purchase of securities. If any agents, dealer or underwriters are involved in the sale of any securities, the applicable prospectus supplement will set forth any applicable commissions or discounts. Our net proceeds from the sale of securities will also be set forth in the applicable prospectus supplement.

The date of this prospectus is April 10, 2006.

WHERE YOU CAN FIND MORE INFORMATION

We file reports and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1–800–SEC–0330 for further information on the public reference room. In addition, the SEC maintains a website that contains reports and other information that we electronically file. The address of the SEC’s website is http://www.sec.gov.

INCORPORATION OF INFORMATION WE FILE WITH THE SEC

The SEC allows us to incorporate by reference the information we file with them, which means:

•	incorporated documents are considered part of the prospectus;

•	we can disclose important information to you by referring you to those documents; and

•	information that we file with the SEC will automatically update and supersede this incorporated information.

We incorporate by reference the documents listed below which were filed with the SEC under the Securities Exchange Act of 1934 (the “Exchange Act”) (other than information in the documents that is deemed not to be filed):

•	annual report on Form 10–K for the year ended December 31, 2005 filed with the SEC on March 1, 2006; and

•	current report on Form 8–K filed with the SEC on February 13, 2006 and April 7, 2006.

We also incorporate by reference each of the following documents that we will file with the SEC after the date of this prospectus until this offering is completed (other than information in the documents that is deemed not to be filed):

•	reports filed under Section 13(a) and (c) of the Exchange Act; and

•	any reports filed under Section 15(d) of the Exchange Act.

You should assume that the information appearing in this prospectus is accurate as of the date of this prospectus only. Our business, financial condition and results of operations may have changed since that date.

You may request a copy of any filings referred to above (excluding exhibits not specifically incorporated by reference into the filing), at no cost, by contacting us in writing or by telephone at the following address: United Fire & Casualty, 118 Second Avenue, Cedar Rapids, Iowa 52407-3909, (319) 399-5700.

You should rely only on the information contained or incorporated by reference or deemed to be incorporated by reference in this prospectus or in a prospectus supplement related to an offering prepared by or on behalf of United Fire & Casualty Company or used or referred to by us. We have not authorized anyone else to provide you with different or additional information. You should not rely on any other information or representations. Our affairs may change after this prospectus and any related prospectus supplement are conveyed. You should not assume that the information in this prospectus and any related prospectus supplement is accurate as of any date other than the dates indicated in those documents. You should read all information supplementing this prospectus.

EXPERTS

The Consolidated Financial Statements as of December 31, 2005 and 2004 and for each of the three years in the period ending December 31, 2005 (including the related financial statement schedules thereon) and management’s report on the effectiveness of internal control over financial reporting as of December 31, 2005 incorporated in this prospectus by reference from United Fire & Casualty Company’s Annual Report on Form 10–K for the year ended December 31, 2005 have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon such reports given on their authority as experts in accounting and auditing.

2

3,500,000 Shares

UNITED FIRE & CASUALTY COMPANY

Common Stock

PROSPECTUS SUPPLEMENT

                    , 2006

A.G. EDWARDS

KEYBANC CAPITAL MARKETS